Biofrontera
Deep in dermatology

Biofrontera
Deep in Dermatology

Annual Report 2019

Content

Biofrontera AG Annual Report 2019

Key figures and highlights 2019

„We have specialized in dermatology, as your skin's health is our concern. We aim to protect and heal your skin with our innovative medication for photodynamic therapy."

The Leverkusen-based company with around 170 employees worldwide develops and markets innovative products for healing, protecting and caring for the skin. One of its most important products is Ameluz®, a prescription-only medication for the treatment of non-melanoma skin cancer and its precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016.

After the acquisition of Cutanea Life Sciences Inc. Biofrontera also markets the innovative antibiotic Xepi™ for the treatment of impetigo. In addition, the company distributes the dermocosmetic series Belixos®, a modern active cosmetic product specially developed for sensitive and irritated skin. Biofrontera is the first German founder-managed pharmaceutical company to receive centralized European and US approval for a medication it has developed itself. The Biofrontera Group was founded in 1997 by today's CEO Prof. Hermann Lübbert. Biofrontera AG is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ Capital Market.

	Results and development 2019
Sales revenue	EUR 31.1 million
	compared to EUR 21.1 million in 2018
Results from operations	EUR -23.3 million
	compared to EUR -18.5 million in 2018
Result before income tax	EUR -4.6 million
	compared to EUR -19.3 million in 2018

Acquisition and integration of **Cutanea** Life Sciences, Inc. and with **Xepi™** the addition of another promising product to Biofrontera's US portfolio

European regulatory authority recommends approval of Ameluz® for the **treatment of actinic keratoses of the trunk, neck and extremities** following submission of successful Phase III study data.

Biofrontera is pushing the **autonomy of its US subsidiary Biofrontera Inc.** to strengthen the commercial orientation of its US business.

Sustainability - Responsibility - Appreciation

Sustainability is an integral part of Biofrontera's business activities. Consistent implementation of a clearly defined long-term corporate strategy creates the basis for sustainable corporate development. As a pharmaceutical company, we are subject to the highest quality standards to ensure the quality of our drugs, which are maintained in particular through the qualifications of our employees. Our employees are the guarantors of our success. As such, the long-term retention of our employees is an important pillar for assuring the company's ongoing success. Biofrontera has been a provider of vocational training since September 2019.

Employees



174
157
63%
37%
2019
2018



46%
Women at management level
2019
41,7%
Women at management level
2018

Expenses for training and education in EUR per employee



2019
666
2018
436
400
500
600
700

Quality management

2019 2018



119
external training
105
external training
60
external training
45
external training
6
audits/ inspections
(4 internal + 2 external)
10
audits/ inspections
(9 internal + 1 external)

SOPs: valid prescribed and controlled workflows



495
SOPs
444
SOPs

Clearly different - through growth and dynamism

The pharmaceutical landscape in the field of dermatology is constantly changing: an abundance of company mergers and acquisitions, the emergence of new players and the departure of others is contrasted by a lack of new developments. In this challenging environment, we are able to offer highly innovative drugs as a distinguishing feature of Biofrontera.

WE ARE DEEP IN DERMATOLOGY



DEEP IN CLINICAL EXPERTISE

Biofrontera is committed to the treatment of various forms of non-melanoma skin cancer, such as actinic keratosis, field cancerization and basal cell carcinoma. Over the past 10 years, Biofrontera has acquired comprehensive know-how in the field of photodynamic therapy (PDT):

This state-of-the-art form of therapy enables an effective and selective removal of sun-induced skin damage while preserving healthy skin and providing excellent cosmetic results. Biofrontera's flagship drug is approved for PDT in Europe and the USA. It has been successfully tested in collaboration with a large number of academic and clinical research institutions in clinical trials phases I to III with regard to safety and efficacy and has been successively adapted to patient needs.

There is considerable demand for an efficacious therapy to treat actinic keratoses. Sun-induced skin damage is extensive, bringing lesion-directed therapy methods such as curettage and cryotherapy to their limits. Biofrontera has successfully addressed many of these previously unavailable treatment options in its clinical development programs:

For example, patients now have access to effective field therapy with a preventive nature as a treatment option.

In addition to the detection of already visibly pathologically mutated skin cells, early forms of the disease that cannot be seen yet can also be treated preventatively. Until recently, lesions could only be treated with PDT on the head, as no clinical data were available for other body regions.

However, sun damage occurs on all sun-exposed areas of the body and is not limited to the head area. Biofrontera now offers a solution to this in the future. In Europe, treatment of the extremities, trunk and neck are now also possible. Daylight PDT will enable doctors' practices with limited equipment to perform effective therapy. While conventional PDT in Germany has so far only been reimbursed by private health insurance companies, daylight PDT is now covered by public health insurance.

In the future, the optimization of PDT will continue to be an essential part of Biofrontera's research. The goal is to fully exploit the potential of PDT and help this form of therapy achieve a worldwide breakthrough.



Proven experts in PDT

With consistency, Biofrontera conducts sustainable and comprehensive research to optimize the market potential of its drug. This includes all important aspects – beginning with the molecular basis, continuing with the pharmaceutical dosage form and ending with the clinical application.

DEEP IN THE SKIN

Biofrontera has advanced the administration form of the active ingredient 5-ALA in its drug:
In traditional formulations, the active ingredient is unstable. With the help of the patented nanoemulsion, Biofrontera has succeeded, both in stabilizing the sensitive active ingredient and in improving its delivery deep into the skin.
As a result, a product with unique properties was created. Biofrontera's pioneering nanoemulsion technology is also the key to the development of new products. It can be used for the formulation of various active ingredients and has the potential to increase the clinical efficacy of known or new substances by improving stability and skin penetration.

New pharmaceutical products based on nanoemulsion technology could usefully expand Biofrontera's product portfolio in the future. In order to work out possibilities for the development of branded generics using Biofrontera's nanoemulsion technology, a research cooperation with the Japanese company Maruho Co Ltd has been in place since 2016. Known active ingredients have been reformulated using the nanoemulsion. A promising product candidate is currently being prepared for clinical testing in a more advanced phase. Through this cooperation, Biofrontera can take advantage of the long-term opportunity to expand its own pipeline with products that can be added to the established sales structures with minimal financial risk.

Patented nanoemulsion is the key technology

With its patented nanoemulsion, Biofrontera has access to a pioneering technology that makes the pharmaceutical company a valuable cooperation partner in dermatology. Strategic cooperations offer the opportunity to create value by developing additional products to complement Biofrontera's own pipeline.


C H A N G C E

DEEP IN THE DERMATOLOGY MARKET

Health expenditure worldwide will continue to grow. People are living to an increasingly advanced age thanks to improved medical care, with the proportion of the ageing population thereby steadily increasing. In addition, lifestyle and old age diseases - mostly chronic diseases - are playing an increasing role, many of them also due to lifestyle changes. The sharp increase in the occurrence of sun-induced non-melanoma skin cancer, as well as the associated medical treatment and prophylaxis are consequences of this.
With PDT, the company considers itself to be excellently positioned in both Europe and the USA. As a biopharmaceutical company, Biofrontera specializes in the development and commercialization of dermatological drugs. Biofrontera has been marketing PDT and its flagship drug for the treatment of non-melanoma skin cancer and its precursors in the EU since 2013 and in the USA since 2016.

The company intends to make it available for further dermatological indications in the future.
Another promising product in Biofrontera's portfolio is XepiT™ (active ingredient: ozenoxacin) for the treatment of impetigo. With Xepi, Biofrontera offers a drug for patients aged 2 months and older for the treatment of highly infectious skin diseases caused by strains of bacteria such as Staphylococcus aureus (including resistant strains of MRSA) and Streptococcus pyogenes. Due to the high efficacy of Xepi™, the potential for microorganisms to become resistant is low. Systemic uptake of the active ingredient is also negligible, which significantly contributes to the safety of the therapy. The cream is one of the few topical therapy options with a novel mode of action that has received marketing approval in dermatology in recent years.

Specialty pharmaceutical company with best-in-class products

Innovation requires vision and the courage to transform ideas into groundbreaking products. With consistency, Biofrontera has evolved into an expert and innovation driver in the development of dermatological drugs, each of which is a solution for an unmet need in the treatment of skin diseases.



DEEP IN CUSTOMER RELATIONS

With the objective of making PDT accessible to all patients with non-melanoma skin cancer and its precursors, this form of therapy is a central topic of corporate communications.

Biofrontera offers doctors the necessary fundamental knowledge in theory and practice of PDT via an e-learning tool on an in-house platform. This virtual training is supported by certified training workshops on PDT, which are regularly held in the form of regional face-to-face events. Biofrontera holds its own annual training workshop in Germany, in which renowned experts and new users deepen their practical knowledge of this treatment method. This offer is complemented by the presentation and discussion of current research results as well as Biofrontera's participation in dermatological congresses and medical events worldwide.

In Germany and in the USA, Biofrontera supports doctors in the organization of their practices and provides billing assistance, e.g. when reporting an occupational disease and compiling the report on skin cancer.

In the USA, Biofrontera was awarded the Stevie Award in silver in 2019 for outstanding customer service. There, the company's awareness campaigns also contribute to raising awareness of skin cancer problems and of PDT as an effective solution.

As a research-driven company, Biofrontera is committed to contributing to the advancement of modern medical science with innovative projects and ideas. With this in mind, the company supports researchers, universities and study centers in the initiation, financing and management of studies without commercial interest, so-called Investigator Initiated Trials (IITs). These trials are an important element in further optimizing the application of PDT and improving the care of patients with curable indications.

Outstanding customer relations

Trusting and long-term customer relationships are essential for Biofrontera. A variety of activities and events help to set the company apart from the market environment as well as to strengthen the loyalty of doctors and medical professionals to the company and its brands. As a small market player, Biofrontera can benefit from a special customer proximity and a deep understanding of the customer.



Letter to the shareholders

Dear shareholders,

We look back on a particularly eventful and challenging year. In 2019, we completed the first acquisition in the history of Biofrontera since its listing on the stock exchange. This gave us the opportunity to focus our company more intensely on the US market and in the field of dermatology. With the two highly innovative drugs now available to us, and especially with our know-how and innovative strength in photodynamic therapy, we aim to become the world's leading company in this field.

The current situation around the coronavirus pandemic has a particularly far-reaching impact on Biofrontera's current business activities, but even more so on the business development this year and possibly next year. We have reacted promptly to the restrictions to contain the pandemic and have also decided on comprehensive measures to reduce costs. Demand for Ameluz® will be significantly reduced for an as yet unforeseeable period of time, particularly due to the dramatic development in the USA. However, because most of our revenue is generated in the USA, the developments there are crucial for the future of Biofrontera. The measures to reduce costs include the introduction of short-time work for all German employees and a similar arrangement for the subsidiaries in Spain and Great Britain. Significant cost reductions have also been initiated in the USA, where the number of employees has been cut considerably and a mandatory furlough program with unpaid vacation days for all US employees has been introduced. It goes without saying that both members of the Management Board as well as the executive management of our US subsidiary are also waiving a substantial portion of their salaries. In such an exceptional situation, we can once again see how extremely adaptable and motivated our employees have been in their response to the restrictions. We have no doubt that we will be able to bring Biofrontera back up to full strength in the shortest possible time and in the meantime keep all the necessary processes running.

The current exceptional social and economic situation overshadowed last year's financial year, one that you as shareholders and we at Biofrontera have certainly experienced as a tumultuous but also very successful year, even though we admittedly did not meet our initial revenue forecast.

From an operational point of view, we were able to increase our worldwide sales by almost 50% in 2019, however, following a weak third quarter in the USA, we had to revise our annual forecast. Around 70% of our total sales were already generated in the USA, the world's largest pharmaceutical market, which is why this weaker than expected sales performance there was initially very clearly reflected in the overall result. This was offset by exceptionally good sales in the fourth quarter. This was by far the best quarter in the company's history, so that we were able to close the year in the USA with a remarkable sales growth of 57%. In order to further improve our commercial activities in the USA, we strengthened our US subsidiary, Biofrontera Inc. through a restructuring. We expect this to further increase our sales power and competitiveness.

The European approval for the Ameluz®-Daylight PDT has led to a very pleasing growth also in our home market Germany. In Germany we were able to increase sales by approximately 40%. Even patients with public health insurance now have access to our highly efficient skin cancer therapy, and we are convinced that Ameluz®-PDT will have a major impact on the prevention of non-melanoma skin cancer in the long term.

In Spain, increased sales compensated for a massive price reduction demanded by the Spanish authorities, and we also see continued growth in the UK. Nevertheless, overall European business, excluding Germany, remained flat due to reduced orders from our distribution partners.

A further milestone was reached in the approval of Ameluz®. The Phase III study on the efficacy of Ameluz® for the treatment of the extremities, trunk and neck once again attested to our drug's superior efficacy. This allowed us to submit an application for label expansion to the European Medicines Agency (EMA) in September 2019. Following a "positive opinion" from the EMA in January, the European Commission granted approval in March 2020. At the same time, the European Commission allowed the description of the superiority of Ameluz® over competing products in daylight PDT in the official product information. This extension of approval is another element that significantly strengthens Ameluz® therapy in its application and ultimately in its importance for the treatment and prevention of non-melanoma skin cancer.

Additional important commercialization measures, such as the implementation of the anti-counterfeiting guideline or the optimization of production costs by increasing batch sizes, were also successfully completed in 2019.

We successfully closed the acquisition of Cutanea Life Sciences Inc. after intensive restructuring efforts. As a consequence, Xepi™, one of the most interesting and innovative new dermatology products, will now complement our product portfolio in the USA. Despite a considerably higher price compared to competing drugs, we successfully placed the product on the

reimbursement lists of major U.S. insurance companies during the course of the year, which means that about half of the U.S. population can now already benefit from reimbursement of the drug if required.

We also made progress on the research and development of other product. For example, in March 2019 we concluded an agreement with our major shareholder Maruho to continue a research cooperation in the area of branded generics. Within the framework of the agreed project phase, Biofrontera is preparing the formulation of one of four active ingredients in Biofrontera's nanoemulsion for clinical trials, which were jointly investigated in an earlier project phase. It is a great opportunity for Biofrontera to build up a pipeline that allows us to expand our product portfolio in the long term. Product development is lengthy, costly and associated with high risks. As such, it makes sense to minimize the financial risk by working with a partner so we can get involved in such projects early on.

Despite all our successes, the share price performance in 2019 was disappointing overall. The Biofrontera share price opened on January 2, 2019, at EUR 5.29 and closed at EUR 4.60 on December 31, 2019, thus recording a price decline of 13% over the past financial year. The strategic progress and economic development of the company was therefore not reflected in the share price performance. The competing tender offers from our two major shareholders in the middle of the year caused considerable price volatility and significant unease among the shareholder base. This overshadowed the operational progress we were able to make in 2019.

The development of a pharmaceutical company is based on a clear strategic plan that spans several years. Processes that have to be initiated for this purpose only contribute to operational success after years due to often long development and approval procedures. Nevertheless, such a path must be taken and constantly maintained in order to establish such a company on the market in the long term. Smaller companies, such as Biofrontera, have to prioritize, which means that a company's development cannot be characterized by exponential growth year after year. The management of Biofrontera is taking this path, sees the extraordinary development opportunities of Biofrontera and, with your support, would like to continue to align the company for the future and ensure its success.

The continued, in our view completely unfounded and selfish accusations against the Management Board and Supervisory Board from the Deutsche Balaton Group are harmful to our company. The accusations discourage other investors and have a negative impact on the share price. Although an easing of the situation would be more than desirable and should be in the interest of all shareholders, offers of talks by the Management Board have repeatedly been rejected by the Deutsche Balaton Group. Precisely for this reason, we would like to thank you, dear shareholders, for the support you have given us - the management and the company in its current strategic orientation - at the two extraordinary shareholders' meetings called by the Deutsche Balaton Group last year.

We would like to express our deepest gratitude to our employees at all locations, who in 2019, in a difficult environment, continued to put all their skills and passion for Biofrontera into action. They share our vision of a profitable, highly innovative and independently growing Biofrontera into a leading pharmaceutical company in dermatology, and are committed daily to the further development of the company far beyond the ordinary. All of us together, employees, Management Board, Supervisory Board and shareholders are proud of the company we have created! There are few examples of such a company in Europe and worldwide.

We also have ambitious goals for 2020 and will continue to do everything in our power to live up to the trust of our customers, employees and, in particular, our shareholders.

Kind regards,

Prof. Dr. Hermann Lübbert

Thomas Schaffer

Management Board of Biofrontera AG

Investor Relations

The shares of Biofrontera AG, Leverkusen, have been traded in the Prime Standard segment of the Frankfurt Stock Exchange since June 3, 2014. They have been listed in the Regulated Market of the Düsseldorf Stock Exchange since 2006, and on the Regulated Market of the Frankfurt Stock Exchange since 2012. Since February 2018, Biofrontera shares are also traded in the form of ADSs (American Depositary Shares) on the US Nasdaq Stock Market.

Key data on shares, ADSs and other financial instruments

Key data of the registered shares (no par value)	
Stock exchange	Frankfurt Stock Exchange
Other trading platforms	XETRA, Berlin, Düsseldorf, Munich, Stuttgart, Tradegate
Transparency level	Prime Standard
Shares issued as of 31/12/2019	44,849,365
Share capital	EUR 44,849,365
ISIN	DE0006046113
WKN (German Securities Identification Number)	604611
Ticker symbol	B8F
Designated Sponsor	Lang & Schwarz Broker GmbH
52-week high* (16/06/2019)	EUR 8.07
52-week low* (19/11/2019)	EUR 4.02
Market capitalization as of 31/12/2019	EUR 206,307,079
Average daily trading volume on XETRA (52 weeks as of 31/12/2019)	55,336 shares/day

* Price data based on XETRA closing price

Key data of the ADS	
Stock exchange	Nasdaq
CUSIP	09075G105
ADS ISIN	US09075G1058
Ratio	1 ADS : 2 ORDs
Symbol	BFRA
Custodian	BNY Mellon
Further trading platform	Stuttgart
WKN (German Securities Identification Number)	A2JEEX
Symbol	BFRA

Key data for the 2017-2022 Convertible Bond	
Stock exchange	Düsseldorf
WKN (German Securities Identification Number)	A2BPDE
ISIN	DE000A2BPDE6
Term, final maturity date	5 years, December 31, 2021
Coupon	6 %
Par/denomination	EUR 100.00
Total volume	EUR 4,999,000
of which converted as of 31/12/2019	EUR 2,968,200
Initial conversion price	EUR 3.50
Conversion price from 01/04/2017	EUR 4.00
Conversion price from 01/01/2018	EUR 5.00, since 03/03/2018 EUR 4.75

Biofrontera share price performance

The share price performance of the Biofrontera was influenced by individual company news, and particularly by two competing tender offers by the two major shareholders Deutsche Balaton AG and Maruho Deutschland GmbH. At the beginning of the year, following the announcement of the preliminary sales figures for 2018, the share price recorded a short-term increase, which, however, subsided again by mid-March. Following the publication of the continuation of the research cooperation with Maruho along with the acquisition of Cutanea Life Sciences Inc. in the USA, the share price increased steadily and reached a high of around EUR 6.30 in April following the announcement of the tender offer by Maruho. With the increase in the offer price by Maruho to EUR 7.20 and the competing tender offer by the Deutsche Balaton Group at the end of May, the share price again climbed significantly and reached its all year high in mid-June at EUR 8.07.

Following the completion of the tender offers, the share price declined again and was initially at the level prior to the submission of said offers. After the third-quarter sales figures were published and the downward revision of the forecast, the share price dropped to its annual low of EUR 4.02. At the end of the year, the share price recovered and settled around EUR 4.60.

The average daily trading volume of 55 thousand shares in 2019 was significantly below the volume of 89 thousand shares/day traded in 2018.

Share price chart



Biofrontera AG
Nasdaq Biotechnology Index
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Jan. 19
Feb. 19
Mrz. 19
Apr. 19
Mai. 19
Jun. 19
Jul. 19
Aug. 19
Sep. 19
Okt. 19
Nov. 19
Dez. 19

Shareholder structure

The shareholder structure of Biofrontera AG as of 31 December 2019, based on the most recent mandatory disclosures, is as follows:



30%
40%
30%
Maruho Co. Ltd
Deutsche Balaton Group
Free float

Investor relations work

Biofrontera's investor relations work focuses on the continuous communication with investors about relevant company developments as well as a regular positive dialogue with investors.

Roadshows and conferences offer management the opportunity for comprehensive and personal discussions with institutional investors and analysts. In fiscal year 2019, such meetings were held on many days in capital market centers in the USA and major European cities, among other places. Here Biofrontera is building on long-standing contacts that are regularly informed about the company's progress.

In addition to the reports on the first and third quarters as well as the half-year financial report, Biofrontera provided information to investors, analysts and other interested capital market participants through 6 ad hoc (material news releases) and 31 press releases. In telephone conferences, the Management Board commented on the disclosed consolidated results and provided updates on significant developments and business activities. As in previous years, the annual analyst conference was held as part of the German Equity Forum in Frankfurt on November 25, 2019.

In 2019 Biofrontera held one annual general meeting and two extraordinary shareholders' meetings. The Annual General Meeting of Biofrontera AG was held on July 10, 2019 in Leverkusen. A total of 75.88 percent of the share capital of Biofrontera AG with voting rights at that time, which comprised 44,632,674 shares, was represented there. The shareholders approved the resolutions proposed by the Management Board and Supervisory Board by a large majority. All requests for supplementary proposals and countermotions of the Deutsche Balaton Group were rejected by the shareholders' meeting with a clear majority. Prof. Dr. Franca Ruhwedel was newly appointed to the Supervisory Board.

Both extraordinary shareholders' meetings were held at the request of the Deutsche Balaton Group. In May 2019, the shareholders' meeting only served to discuss the two tender offers available at that time. Therefore, no agenda items were put to vote. At the second extraordinary shareholders' meeting in December 2019, the proposed resolutions of the Deutsche Balaton Group were rejected by the shareholders' meeting with a large majority. Thus, as was already the case at the Annual General Meeting, a large majority of the shareholders again followed the recommendations of the management on all agenda items. Although the shareholders also voted by a clear majority for the additional resolution proposal of the management to establish an authorized capital, the three-quarters majority required by the German Stock Corporation Act was not achieved for this item.

Analyst coverage

The following analysts cover Biofrontera:

Institution	Analyst
The Benchmark Company, LLC	Bruce D. Jackson
Lake Street Capital Markets	Thomas Flaten
sc-consult GmbH	Dipl. Kfm. Holger Steffen

Conferences

Date	Conference
January 1-10, 2019	JP Morgan 37th Annual Healthcare Conference (San Francisco)
April 11, 2019	Solventis Aktienforum 2019 (Frankfurt)
June 19, 2019	Raymond James Life Sciences and MedTech Conference (New York City)
June 20, 2019	JMP Securities 2019 Life Science Conference (New York City)
September 12, 2019	Lake Street Capital Markets 2018 Best Ideas Growth (BIG) Conference (New York City)
September 27, 2019	Baader Investment Conference (Munich)
November 21, 2019	Jefferies Healthcare Conference (London)
November 25, 2019	Deutsches Eigenkapitalforum (Frankfurt)
December 12, 2019	The Benchmark Company Discovery One on One Conference (New York City)
December 10-12, 2019	12th Annual LD Micro Main Event (Bel-Air)

Corporate governance declaration pursuant to Sections 289f, 315d HGB (corporate governance report) for the 2018 financial year

I. Disclosure pursuant to Sections 289 f (2) subsection 1, 315 d HGB (corporate governance declaration)

The Management and Supervisory boards issued the following compliance statement in December 2018:

Statement by the Management and Supervisory boards of Biofrontera AG (the company) concerning the German Corporate Governance Code, pursuant to Section 161 of the German Stock Corporation Act (AktG)

Pursuant to Section 161 of the German Stock Corporation Act (AktG), the Management and Supervisory boards of Biofrontera AG are obligated to state each year that the recommendations of the "Government Commission on the German Corporate Governance Code" ("Code"), as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger), have been and are being complied with, or which recommendations were not or are not being adhered to and why such is the case (**"compliance statement"**). The compliance statement must be made permanently accessible to the shareholders. The Management and Supervisory boards hereby issue the following compliance statement:

Since the submission of its annual compliance statement in December 2017 as well as its amendment during the year in April 2018, Biofrontera AG has complied with the recommendations of the Code in the version specified therein taking into account the exceptions therein stated, and will comply with the version dated February 7, 2017, with the following exceptions:

Deductibles in respect of the D&O insurance (No. 3.8 subsection 3)

The company has taken out D&O insurance cover, which provides no deductible for Supervisory Board members. In the company's view, such a deductible is not required to ensure the Supervisory Board members' motivation and sense of responsibility. A deductible would, however, probably undermine the company's aspirations to attract outstanding people from Germany and abroad to serve on its Supervisory Board. The Supervisory Board has consequently been expressly exempted from the new provisions regarding the deductible in the German Act regarding the Appropriateness of Management Board Remuneration (VorstAG) (Section 116 AktG).

General limit to be specified for the term of office on the Supervisory Board (No. 5.4.1)

As part of its diversity goals, the Supervisory Board should specify a general limit for the term of office on the Supervisory Board. In the company's case, however, specifying a general limit for the term of office is not considered to be appropriate from the current perspective. This is because, in the Supervisory Board's opinion, it is not possible to abstractly determine a length of time that could usefully be specified as a general maximum limit for the term of office. Instead, each case should be assessed individually as to whether the existing length of membership on the Supervisory Board might conflict with proper and impartial fulfilment of the mandate.

Structure of remuneration for the Supervisory Board (No. 5.4.6)

The amount of the remuneration of the members of the Supervisory Board is regulated in the Articles of Association. The Chairman receives twice and the Deputy Chairman one and a half times the remuneration to be paid to an ordinary member. The company does not take committee membership into consideration when remunerating the Supervisory Board members. Given the close coordination in the six-member Supervisory Board, a differentiation of the Supervisory Board remuneration according to committee membership is not required at present, especially as the members generally have around the same workloads resulting from membership of the various committees.

Reporting (No. 7.1.2)

Financial reports, half-yearly reports and interim reports are published within the statutory periods.

Leverkusen, December 2019

Prof. Dr. Hermann Lübbert	Thomas Schaffer	Christoph Dünwald	Dr. Ulrich Granzer
Management Board of Biofrontera AG			Chairman of the Supervisory Board

II. Corporate Governance Report

The current corporate governance report is available on the company's website at www.biofrontera.com in the section "Investors", sub-section "Corporate Governance".

Report of the Supervisory Board of Biofrontera AG for the 2019 financial year



Dear Shareholders,

With the 2019 financial year completed, another successful year lies behind us. Revenue of the Biofrontera Group amounted to 31.3 million euros. This corresponds to a sales growth of around 48% compared to the previous year, with pure product sales increasing by approximately 46%. In Q4 2019, the Biofrontera Group achieved the highest quarterly sales in its corporate history. The growth was once again driven by the significant growth of the US-business, as well as the sales growth in Germany and Spain due to the expanding acceptance of PDT with daylight. Even though the Biofrontera Group had set itself the goal of even greater growth in the 2019 fiscal year, what has been achieved is nevertheless a great success.

All employees of the Biofrontera Group together with the management should be given thanks and recognition for this.

Further progress was also made with regard to the targeted indication extensions for Ameluz®. In August 2019, an application was submitted to the European Medicines Agency (EMA) for the label extension of Ameluz® for the treatment of mild and moderate actinic keratoses on the extremities and trunk/neck with photodynamic therapy. In March 2020, the label extension was approved by the European Commission. In the USA, Biofrontera is also working on the approval for the treatment of actinic keratoses on the extremities and trunk/neck. Additionally, Biofrontera is working toward US-approval of Ameluz® for the treatment of superficial basal cell carcinoma (BCC). Patient recruitment for the required study has been underway since September 2018, with results expected in 2021. Following a successful FDA approval, Ameluz® would be the only drug in the USA for the treatment of superficial BCC with photodynamic therapy.

In March 2019, all shares in Cutanea Life Sciences, Inc., USA, were acquired from Maruho Co, Ltd., Japan, in order to further strengthen the position of the Biofrontera Group in the US market by adding Xepi™, an additional innovative product in the field of dermatology.

Supervision and consultation

The Supervisory Board discharged the responsibilities incumbent upon it according to the law, the company's articles of association, the German Corporate Governance Code (Code), and its rules of business procedure. The Supervisory Board's activities included supervising and consulting with the Management Board concerning the management of the company and the Group. In the reporting year, the Supervisory Board monitored the Management Board's activities and discussed future business decisions and plans with it.

The Management Board provided the Supervisory Board with regular, timely and comprehensive reports. The Supervisory Board was continuously informed about the company's current performance by the Management Board, both during and outside of meetings. Based on the Management Board's written and verbal reports, the Supervisory Board comprehensively discussed business developments and the company's situation at its meetings. Furthermore, the Chief Executive Officer and the Supervisory Board Chairman regularly exchanged information and ideas. In particular, the Supervisory Board was consulted about decisions of fundamental significance for the company. In particular, the Supervisory Board also reviewed the legality, propriety and expediency of measures proposed by the company's management team, as well as the economic feasibility of such measures. Deviations in business performance from the plans were explained to the Supervisory Board by the Management Board and discussed with it. Additionally, the Supervisory Board examined the extent to which its decisions, proposals and recommendations were subsequently taken into account and implemented by the Management Board in running the company.

If Management Board decisions required Supervisory Board approval or if the Management Board sought approval in relation to particular measures, the Supervisory Board was briefed in advance by way of information and documents of relevance for the decision. Approval was subsequently granted after discussion at meetings of the Supervisory Board or by means of decisions taken by circulation or in telephone conferences.

Consultations and areas of focus

In fulfilling its responsibilities, the Supervisory Board held four meetings during the reporting year. It also passed resolutions outside the scope of meetings.

At the meeting on April 25, 2019, the auditor reported on the timing, structure and results of the audit for the 2018 financial year. Following the discussion of the 2018 annual financial statements, the consolidated financial statements and the combined management report, the Supervisory Board approved the auditor's reports, raised no objections following the final results of its own examination and approved the annual and consolidated financial statements. It thus followed the recommendation of its Audit Committee, which had previously held a meeting in the presence of the auditor and had discussed the 2018 annual financial statements, the consolidated financial statements and the combined management report as well as the audit reports. The annual financial statements of Biofrontera Aktiengesellschaft for the 2018 financial year were thereby ratified. The Management Board also reported on the current sales and market development and on the progress in research and development. In addition, the Management Board reported on the ongoing reorganization of Cutanea Life Sciences Inc. The Supervisory Board discussed the statement to be made in accordance with Section 27 of the German Securities Acquisition and Takeover Act (WpÜG) regarding the voluntary public tender offer in the form of a partial offer by Maruho Deutschland GmbH. The Extraordinary General Meeting to be convened at the request of a shareholder for May 15, 2019, and the agenda for the Annual General Meeting on July 10, 2019, were also discussed. The Personnel Committee of the Supervisory Board reported on the results of its meeting.

At the meeting on July 11, 2019, the Management Board reported on the current sales performance and the latest developments in the area of research, development and approval. The financial situation was discussed. The ongoing reorganization at Cutanea Life Sciences Inc. and the status of the products there were also discussed. The competing voluntary public takeover offers by Maruho Deutschland GmbH on the one hand and Deutsche Balaton Biotech AG together with DELPHI Unternehmensberatung AG on the other hand were also discussed, as well as the supplementary statement still to be submitted in accordance with Section 27 WpÜG.

In the telephone conference meeting held on September 19, 2019, the Management Board reported on the current business development. The reasons assumed for the weaker than planned business development in the USA were also discussed. The market development of Xepi™, one of the drugs acquired together with Cutanea Life Sciences, Inc. was also discussed. The Management Board reported on changes in the area of research and development, particularly with regard to the planned expansion of indications. In addition, the Management Board reported on the ongoing legal disputes, in particular those with DUSA Pharmaceuticals Inc. In addition, the organizational structure in the USA and possible changes were discussed.

The Management Board reported on the current business development in the telephone conference meeting held on November 26, 2019. In particular, the reasons for lowering the forecast as well as the financial situation were discussed. The Management Board reported that, in order to strengthen the competitive position in the USA, it is striving to improve the reimbursement modalities for Ameluz® and to extend the label to the treatment of actinic keratoses on the extremities as well as the trunk and neck. The budget for 2020 and corporate goals for 2020 were discussed in detail and approved.

Activities conducted outside of meetings

In March 2019, the Supervisory Board intensively discussed the acquisition of Cutanea Life Sciences, Inc. and approved it. In addition, the Supervisory Board approved the statements to be submitted in accordance with section 27 of the WpÜG on the acquisition offers of Maruho Deutschland GmbH on the one hand and Deutsche Balaton Biotech AG together with DELPHI Unternehmensberatung AG on the other.

Supervisory Board committees

At present, the Supervisory Board has formed an Audit Committee, a Nomination Committee and a Personnel Committee. The Supervisory Board appoints a Supervisory Board member as committee chair in each case. Pursuant to the rules of procedure for the Supervisory Board, the Supervisory Board chair is expected to chair the committees that handle Management Board contracts and prepare Supervisory Board meetings. The Supervisory Board chair should not be the Audit Committee chair too. These requirements were taken into account when making appointments. The committee chairs report to the Supervisory Board on the committees' work.

Audit Committee

The Audit Committee deals in particular with the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as the audit of the financial statements, in particular the selection and independence of the auditor and the additional services provided by the auditor. The Audit Committee may make recommendations or proposals to ensure the integrity of the financial reporting process. In the case of companies as defined in Section 264d HGB, in other words including Biofrontera AG, the Supervisory Board's nomination for the selection of the auditor must be based on the Audit Committee's recommendation. Furthermore, at companies as defined in Section 264d HGB, at least one member of the Supervisory Board must possess expertise in the financial accounting or auditing areas and be a member of the Audit Committee.

The following persons were members of the Audit Committee in the reporting period: Jürgen Baumann, John Borer and Hansjörg Plaggemars (until March 22, 2019). Reinhard Eyring (from March 28, 2019 to July 11, 2019) and Prof. Dr. Franca Ruhwedel (since July 11, 2019).

Prof. Dr. Ruhwedel is the current chair, until July 11, 2019, Jürgen Baumann chaired the committee.

The committee met twice during the reporting year: with the auditor in order to prepare for the Supervisory Board's financial statements meeting on April 25, 2019 and on November 26, 2019. In addition, the committee chairwoman, who was newly elected in July, met with the responsible auditor twice in the second half of the year to coordinate the audit of the half-year and annual financial statements together with the CFO.

Personnel Committee

The Personnel Committee prepares decisions for the Supervisory Board regarding the appointment and dismissal of Management Board members. Unlike in the past, the plenum is now assigned responsibility for remuneration decisions, as a result of changes in the German Act on the Appropriateness of Management Board Remuneration (VorstAG), so the Personnel Committee now performs only preparatory work. The following persons are currently members of the Personnel Committee: Jürgen Baumann, John Borer and Dr. Ulrich Granzer. Mr. Baumann is the current chair. The committee met on April 25, 2019. The topics discussed included the achievement of targets by members of the Management Board in 2018 and the issuance of options to the Management Board members.

Nomination Committee

In addition to the chair, the Nomination Committee includes two further Supervisory Board members who are elected to the committee. The Nomination Committee's task is to propose suitable candidates for the Supervisory Board's election proposals to the AGM. Here, the Nomination Committee considers the balance and variety of knowledge, skills and experience of all the Supervisory Board members, and prepares candidate profiles. The Nomination Committee is also to make proposals to the Supervisory Board concerning, and communicate results from, a regular assessment of the knowledge, capabilities and experience of both the members individually as well as the Supervisory Board in its entirety. In the course of performing its duties, the Nomination Committee can draw on company resources it deems appropriate and also on external consultants within the necessary framework. The Nomination Committee is currently composed of the following members: John Borer, Dr. Ulrich Granzer and Reinhard Eyring. Dr. Granzer is the current chair.

In the reporting period, the Supervisory Board prepared the resolution proposal to the Annual General Meeting to elect Prof. Dr. Franca Ruhwedel, residing in Duisburg, Professor of Finance and Accounting at Rhine-Waal University of Applied Sciences, Kamp-Lintfort, to the Supervisory Board, with the condition that her term of office expires at the end of the Annual General Meeting that resolves on the discharge for the fiscal year ending December 31, 2020.

Individualized disclosure of the participation of Supervisory Board members in Supervisory Board and committee meetings in the 2019 financial year

Supervisory Board members	Supervisory Board and committee meetings	Participation	Attendance
Jürgen Baumann	7	7	100%
John Borer	7	6	86%
Reinhard Eyring	5	5	100%
Dr. Ulrich Granzer	5	5	100%
Prof. Dr. Franca Ruhwedel	4	4	100%
Kevin Weber	4	4	100%

Mr. Borer was unable to attend one committee meeting.

Separate and consolidated financial statements for 2019

The audit firm Warth & Klein Grant Thornton AG, Düsseldorf, was appointed Group auditor for the 2019 financial year by the Annual General Meeting held on July 10, 2019 and was subsequently awarded the corresponding mandate by the Supervisory Board. The auditor's statement of independence was obtained. Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft audited the separate and consolidated financial statements of Biofrontera Aktiengesellschaft, which the Management Board prepared, and the combined management report for the 2019 financial year, and issued unconditional audit certificates. Furthermore, the auditor noted that the Management Board had established an appropriate information and monitoring system which was suitable, both in terms of its design and operation, to identify at an early stage any developments that might jeopardize the company as a going concern.

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS).

The financial statement documents were discussed in the Audit Committee on April 20, 2020 in the presence of the auditor. The Audit Committee dealt in particular with the key audit matters described in the respective auditor's report (key audit matters), including the audit procedures performed. At the subsequent meeting of the Supervisory Board to approve the financial statements on the same day, the financial statement documents were discussed in detail in the presence of, and after a report by, the auditor. All Supervisory Board members received the financial statements documents as well as the audit reports drawn up by the auditor in a timely manner ahead of the financial statements meeting and studied the documents thoroughly. At the financial statements meeting, the separate and consolidated financial statements were discussed extensively with the Management Board. The auditor reported on the audit, commented on the main audit topics, and was at the Supervisory Board's disposal to answer questions and provide information. The auditor reported on the scope, focus and key findings of its audit, in particular key audit matters and the audit procedures performed. The auditor was available to the Supervisory Board to answer questions and provide further information. All questions posed by the Supervisory Board were answered in full by the Management Board and the auditor. The auditor also provided information about its findings on internal controlling and risk management with regard to the financial reporting process.

The Supervisory Board took note of the audit reports, the separate and consolidated financial statements and the combined management report for the company and the Group. After discussing the separate financial statements, the consolidated financial statements and the combined management report for the company and the Group, the Supervisory Board approved the auditor's reports and the results of the audit, expressed no reservations on the basis of the results of its own audit, and approved both the separate and the consolidated financial statements. The annual financial statements of Biofrontera Aktiengesellschaft were adopted as a consequence.

This Supervisory Board report was adopted at the audit committee meeting on April 20, 2020.

Auditor in charge

Since the 2018 financial year, Mr. Michael Gottschalk has served Biofrontera AG as the company's mandated independent auditor in the auditing of the financial statements.

Corporate governance and compliance declaration pursuant to Section 161 AktG

Further information on corporate governance is available in the annual report and online at www.biofrontera.com, under "Investors" / "Corporate Governance", as well as in the corporate governance declaration. Details of the Supervisory Board's objectives regarding its composition and the status of implementation are also published there.

Changes to the Supervisory Board

Pursuant to Section 103 (3) AktG, the competent local court must dismiss a member of the Supervisory Board at the request of the Supervisory Board if there is an important reason in his person. In January 2019, the Supervisory Board filed an application with the Cologne Local Court to dismiss Mr. Plaggemars as a member of the Supervisory Board of Biofrontera AG. The background to this is that Mr. Plaggemars has submitted a written statement in proceedings pending before the Regional Court of Cologne in which DELPHI applied for the appointment of a special auditor for Biofrontera AG pursuant to Section 142 (2) AktG. This legal proceeding was initiated by DELPHI in January 2018, when Mr. Plaggemars was still a member of the Management Board of DELPHI. The Supervisory Board would have been responsible for submitting a statement in the proceedings as a body pursuant to Section 142 (5) AktG, but not an individual member, with the result that the submission of the statement violates the statutory competence regulations. In the statement, Mr. Plaggemars also disclosed information which, in the opinion of the remaining members of the Supervisory Board, is subject to the consulting secrecy of the Supervisory Board pursuant to Section 116 AktG and of which DELPHI thus also gained knowledge. Following an application by the Supervisory Board, the Cologne Local Court (Amtsgericht) dismissed Mr. Plaggemars as a member of the Supervisory Board of Biofrontera AG in accordance with § 103 (3) AktG for cause. The resolution was issued on March 22, 2019 and came to the knowledge of the company on March 26, 2019. The ruling for dismissal is effective immediately. An appeal brought by Mr. Plaggemars before the Cologne Higher Regional Court was rejected.

The Annual General Meeting held on July 10, 2019 elected Prof. Dr. Franca Ruhwedel, residing in Duisburg, Professor of Finance and Accounting at Rhine-Waal University of Applied Sciences, Kamp-Lintfort, to the Supervisory Board, with the condition that her term of office ends at the end of the Annual General Meeting that resolves on the formal discharge for the fiscal year ending December, 31, 2020. Since then, the Supervisory Board has again had the six members provided for in the Articles of Association.

Changes to the Management Board

Mr. Christoph Dünwald resigned from the Management Board at the end of January 2020. Mr. Dünwald and Biofrontera AG have agreed that Mr. Dünwald's management contract, which runs until November 30, 2020, should not be extended. Mr. Dünwald resigned from his position as member of the Executive Board by mutual agreement at the end of January 2020 in the course of an organizational restructuring. Biofrontera AG would like to thank Mr. Dünwald for his many years of commitment and in particular for the excellent work in building up the sales force in the USA.

Finally, we would like to thank you, dear shareholders, once again for your commitment and trust!

The Supervisory Board would also like to thank the Management Board and the employees of Biofrontera Aktiengesellschaft and the Biofrontera Group for their high degree of commitment and for their outstanding performance in the past fiscal year.

Leverkusen, April 20, 2019

Dr. Ulrich Granzer
Chairman of the Supervisory Board

Consolidated management and group management report for the fiscal year 2019

Basis of the Group

Group structure

As of December 31, 2019, the Biofrontera Group (hereinafter also called "Biofrontera" or "Biofrontera Group") consists of a parent company, Biofrontera AG and 5 (previous year: 5) wholly owned subsidiaries. The parent company's head office is in Leverkusen Germany.

Effective March 25, 2019, all shares in Cutanea Life Sciences, Inc. and its subsidiaries Dermarc LLC and Dermapex LLC were acquired through the newly founded US company Biofrontera Newderm LLC. The companies of Cutanea Life Sciences, Inc. as well as Biofrontera Newderm LLC were merged with Biofrontera Inc. at the end of the year. While Biofrontera Inc. assumes all commercial activities, Biofrontera Bioscience GmbH takes over all regulatory tasks.

Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH and Biofrontera Neuroscience GmbH are located at the parent company's headquarters in Leverkusen, Germany. Biofrontera Inc.'s headquarters are in Woburn, Massachussetts, USA.

Business model

The public entity, Biofrontera AG, assumes the holding function within the group of companies. It is responsible for the management, strategic planning, internal control and risk management and ensures the necessary financing needs are met. Biofrontera Bioscience GmbH carries out research and development tasks as well as all regulatory functions for the Biofrontera Group and holds the patents and approvals for Ameluz®. According to a license agreement with Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, which is also the holder of the CE certificate of BF-RhodoLED®, bears the responsibility for the production, further licensing and marketing of Biofrontera Group's approved products. Biofrontera Inc. is responsible for the marketing of all Biofrontera Group products in the USA, including the in-licensed drug Xepi™. The marketing and sales of Aktipak® was suspended in August 2019 until further notice due to unsolvable quality deficiencies of the batches that had been produced by a contract manufacturer on behalf of Cutanea.

Production of Ameluz® for all markets served by Biofrontera is carried out by a contract manufacturer in Switzerland. The PDT lamp is manufactured at Biofrontera's headquarters in Leverkusen, Germany. The production of Xepi™ is the responsibility of the licensor Ferrer Internacional S.A., which supplies Biofrontera with the finished product.

Biofrontera Development GmbH and Biofrontera Neuroscience GmbH were founded in December 2012 and are additional wholly owned subsidiaries of Biofrontera AG. These two companies are intended for the development of pipeline products that are not part of Biofrontera's core business and therefore currently cannot be sufficiently financed within the normal business activities. The product BF-derm1 for the treatment of severe chronic urticaria is owned by Biofrontera Development GmbH, the product BF-1 for the prophylactic treatment of migraine (without patent protection since 2009) by Biofrontera Neuroscience GmbH. Both products are currently not being pursued any further, as the corporate strategy focuses on the further development and marketing of Ameluz® and Xepi™. By outsourcing the development projects, a structure has been created which allows to separate the financing of the development of these two products from the general financing of the Biofrontera Group.

Group strategy

The strategic goal of the Biofrontera Group is to optimize the global positioning and market potential of our products Ameluz® and Xepi™, and in doing so to develop the company into a leading innovative specialty pharma company in dermatology. Activities are currently focused on the continued sales growth of our products and the development of further market potential through label extensions of Ameluz® as well as broader distribution of Xepi™.

Biofrontera has received a centralized approval for its own self-developed drug, which is marketed under the brand name Ameluz®. Since the market launch in February 2012, Biofrontera has been selling Ameluz® with its own sales force to dermatologists in Germany and since March 2015 also in Spain. Ameluz® has been available in the UK for several years, but has only been actively promoted by Biofrontera's own sales force since May 2018. Distribution in several other countries of the European Union as well as in Israel and Switzerland is carried out through licensing partnerships.

A US subsidiary, Biofrontera Inc., was setup in order to market Ameluz® in the USA. The US subsidiary has established all functions and obtained all licenses required for a sales company in the pharmaceuticals and medical devices sector. Departments supporting sales, such as Finance, Customer Service, Market Access, Medical Affairs, Compliance, Quality Assurance, Logistics, etc. were established locally. Other group functions necessary for a pharmaceutical company, such as management of regulatory approvals, interaction with regulatory authorities, patents, manufacturing, IT, regulatory relevant clinical trials, etc. continue to be provided exclusively by the German companies of the Biofrontera Group with worldwide responsibility.

Products

Ameluz®

In December 2011, Ameluz® 78 mg/g gel (Spanish for "love the light", development name BF-200 ALA) received its first centralized European approval for the treatment of mild and moderate actinic keratoses (AK) on the face and scalp. it's significant superior effect in combination with an LED lamp compared to the direct competitor product Metvix® for AK was proven during phase III development. Actinic keratoses are superficial forms of skin cancer with a risk of spreading to deeper skin layers and thus developing into potentially fatal squamous cell carcinoma. The combination of Ameluz® with light treatment is an innovative form of treatment that is classified as photodynamic therapy (PDT).

Based on the Phase III field trial for field therapy, the European Commission also approved Ameluz® for the treatment of field cancerization following a positive vote by the EMA. In addition to its high efficacy in the removal of actinic keratoses, the results relating to the improvement of skin appearance were included in the official product information in the EU.

In May 2016, Biofrontera received approval for Ameluz® in the USA. The approved indication concerns the "lesion and field directed PDT of mild and moderate actinic keratoses on the face and scalp". As approval in the USA requires a combination of drug and lamp, Biofrontera has developed its own PDT lamp, the BF-RhodoLED®, and has obtained CE certification in the EU, which also required the entire company to be certified according to ISO 13485. The ISO certification was renewed regularly in 2019.

The overall advantages of Ameluz® in terms of efficacy, handling, user-friendliness and skin rejuvenation as well as the high healing and comparatively low recurrence rates of PDT in the treatment of actinic keratoses lead to the expectation that this treatment option will attract even more attention from dermatologists in the years to come. Contributing to this is also the label extension to include basal cell carcinoma in 2017.

In 2017, Biofrontera submitted an application for approval for daylight PDT with Ameluz® and was granted approval by the European Commission in March 2018. The label extension now includes the treatment of actinic keratoses and field cancerization with daylight PDT. Daylight PDT is a cost-effective and painless alternative to traditional PDT treatment with a special lamp. The topically applied drug is activated by natural or artificial daylight. As daylight PDT does not require the treatment to be carried out in a doctor's office, it competes directly with self-applied topical drugs, which are used much more widely in Europe. As a result, Ameluz® is also reimbursed by the statutory health insurers in Germany for use with daylight PDT, whereas use of the drug with conventional PDT is generally not reimbursed. The results of the follow-up phase of the clinical comparison study on daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC) in March 2020. It is expected that the significantly superior efficacy compared to Metvix® one year after treatment will further enhance the market positioning of Ameluz®.

In fall 2019, the company submitted the application for label extension to the European Medicines Agency (EMA) to include the treatment of mild and moderate AK on the extremities and trunk/neck with conventional PDT using Ameluz® and the BF-RhodoLED®. Following the positive vote of the EMA in February 2020, the European Commission formally approved the label extension for Ameluz® in March 2020.

Based on these results, Biofrontera has also started discussions with the US Food and Drug Administration (FDA) about a corresponding extension of the approval for Ameluz® in the USA. The FDA provided positive feedback and proposed an additional clinical trial to approve the label extension for Ameluz® to additional body regions. Patient recruitment is scheduled to start in the second half of 2020. Within this context, Biofrontera, following consultation with the FDA, has also initiated a pharmacokinetics study (PK study), in which the safety of PDT is tested using three tubes of Ameluz®. According to the program schedule, patient recruitment will take 3-5 months and the Phase I study is expected to be completed in the third quarter of 2020.

BF-RhodoLED®

BF-RhodoLED® is a lamp designed for PDT, and utilizes LEDs emitting red light at a wavelength of approximately 635 nm. Light at this wavelength, which is ideally suited for PDT illumination with drugs containing ALA or methyl ALA, is red but is still below the warming infrared range. The BF-RhodoLED® lamp combines a controlled and consistent emission of light at the required wavelength with simplicity, user-friendliness and energy efficiency. In the European version, light energy and fan power settings can be adjusted during a PDT treatment session to reduce any pain caused by the treatment. No other lamp on the market offers comparable power and flexibility. BF-RhodoLED® has been CE-certified since November 2012 and is distributed throughout the EU. In order to distribute the lamp in the USA, the final assembly of the PDT lamp was moved to Biofrontera's headquarters in Leverkusen where it has been produced by Biofrontera since 2016. This makes Biofrontera the responsible manufacturer from the perspective of the authorities.

Belixos®

Belixos® is a modern active cosmetic product specially developed for sensitive and irritated skin. Biofrontera's patented biocolloid technology, which optimizes epidermal penetration, makes the products unique: pure herbal biocolloids combine with medicinal plant extracts to form an extraordinary combination of active ingredients with a proven depth effect. The belixos® series includes the following products: belixos® Cream, belixos® Liquid, belixos® Gel and belixos® Protect.

Belixos products are manufactured according to stringent quality and environmental regulations. They are free of paraffins, parabens, ethyl alcohol, animal products, dyes and fragrances that may have negative dermatological effects. Its skin compatibility was certified as "very good" by the independent Dermatest Institute. Belixos® is obtainable in selected pharmacies, dermatological institutes and from the online retailer Amazon.

Xepi™

The acquisition of Cutanea Life Sciences, Inc. in March 2019 has enabled Biofrontera to market a FDA-approved drug that has been introduced in the US market. Xepi™ (ozenoxacin cream, 1%) is a non-fluorinated quinolone that not only inhibits bacterial growth but also kills the bacteria directly. This results in an unusually fast effect of this new medication. It is the first new topical antibiotic to enter the American market in 10 years. To date, no antibiotic resistance to Xepi™ is known and it has been specifically approved by the FDA for the treatment of antibiotic-resistant bacteria. The approved indication is impetigo, a common skin infection in children with staphylococci and streptococci. Xepi™ has an excellent safety profile that even allows for use on infants from the age of two months.

Xepi™ is the next innovation for the American dermatology market to be commercialized by Biofrontera. Increasing resistance to known antibiotics is a concern that is taken very seriously by American doctors. We are convinced that with Xepi™ our portfolio now includes an innovative, promising product with a great million market potential.

The drug Xepi™ in-licensed by Biofrontera is protected by two patent families in the USA and other countries. With regard to the USA, patent protection applies for the composition of Xepi™ until January 29, 2032 and for the approved treatment of impetigo until December 15, 2029.

Aktipak®

The second product approved in the USA, which Biofrontera added to its product portfolio through the acquisition of Cutanea Life Sciences, Inc., is called Aktipak® (BPO/Erythromycin Gel, 3%/5%) and is a convenient combination product of two known active ingredients for the treatment of acne. Due to unresolved quality problems in the production of Aktipak® at the contract

manufacturer commissioned by Cutanea in the past and the comparatively lower market opportunities, Biofrontera decided in August 2019 not to pursue its activities with this product for the time being.

Sales and markets

The company underwent organizational restructuring at the beginning of 2020, and after the reorganization of the operational leadership of its subsidiary Biofrontera Inc. (published on January 5, 2020), Biofrontera also announced an organizational restructuring of the sales organization in Europe (published on January 31, 2020).

Under the new structure, Biofrontera's worldwide sales organization now stands on two pillars: sales and marketing in the USA, Biofrontera's largest market, and a unified management of all sales activities in Europe.

USA

Biofrontera launched Ameluz® in the USA in October 2016. The distribution of Ameluz® in the U.S. is handled by its subsidiary Biofrontera Inc. founded in March 2015. Since then, our U.S. sales team has grown to over forty employees. Our sales force is supported by four scientific consultants, our Market Access and Managed Markets Team as well as a Customer Service Team. In March 2019, Biofrontera acquired all shares of Cutanea Life Sciences, Inc. thereby expanding its portfolio in the USA with the FDA-approved drug Xepi™.

Germany and Europe

With its central European approval, Ameluz® can be sold and distributed in all EU countries as well as in Norway, Iceland and Liechtenstein. In many European countries, however, the price and reimbursement status have to be determined before market launch, which can be a lengthy process. In these countries the drug is available at pharmacy retail prices ranging from 150 EUR to approximately 220 EUR per 2g tube.

In Europe, Ameluz® and BF-RhodoLED® have been marketed in Germany (since 2012), Spain (since 2015) and the United Kingdom (since May 2018) by a dedicated sales force. In other European countries, the products are distributed through distribution partners: Denmark, Sweden, Norway, Austria, Switzerland and Liechtenstein as well as Israel. Independent approval procedures were required in Switzerland and Israel, which were carried out by our local marketing partners in cooperation with Biofrontera. The licensing agreements with distributors were structured in such a way that Biofrontera has received no or only a moderate down payment and the regional partners buy Ameluz® from Biofrontera at a price that is linked to their own sales price. Depending on the market conditions of a country, Biofrontera's share of the sales price varies significantly and ranges between 35% and 55% of net sales. Overall, however, marketing through Biofrontera's own sales forces has proven to be much more successful in recent years, so that sales through distribution partners now account for only a small proportion of total sales.

Personnel matters

Management Board

As at December 31, 2019, the Management Board was comprised of Prof. Hermann Lübbert (Chief Executive Officer), Mr. Thomas Schaffer (Chief Financial Officer) and Mr. Christoph Dünwald (Chief Commercial Officer).

Name	Nationality	Age	Position	Date of first appointment	Term
Prof. Dr. Hermann Lübbert	German	64	Chair	2000	Oct. 31, 2020
Christoph Dünwald*	German	52	Sales & Marketing	2016	Nov. 30, 2020
Thomas Schaffer	German	57	Finance	2013	Nov. 30, 2020

* On January 31, 2020, Mr. Christoph Dünwald resigned from his position as Chief Commercial Officer (CCO).

Employees

As of December 31, 2019, 174 (previous year: 157) employees were working in the Biofrontera Group, distributed as follows:

Company	Employees as of December 31, 2019	Employees as of December 31, 2018
Biofrontera AG	30	28
Biofrontera Bioscience GmbH	19	18
Biofrontera Pharma GmbH*	52	49
Biofrontera Inc.	73	62

* includes the subsidiaries in Spain and the UK

Biofrontera Development GmbH and Biofrontera Neuroscience GmbH do not employ any staff.

In order to maintain a competitive edge in recruiting and retaining staff, the company must be able to offer compensation that is both attractive and in line with the market. One component of this is share-based compensation as part of an employee stock option plan.

Supervisory Board

In 2019, the Supervisory Board comprised the following members as representatives of the shareholders:

Name	Nationality	Age	Position	Date of first appointment	Term
Dr. Ulrich Granzer	German	60	Chair	May 12, 2006	2021
Jürgen Baumann	German	66	Deputy Chair	May 24, 2007	2021
John Borer	USA	63	Member	May 31, 2016	2021
Reinhard Eyring	German	62	Member	February 2, 2018	2021
Hansjörg Plaggemars *)	USA	50	Member	May 31, 2016	until Mar 22, 2019
Prof. Dr. Franca Ruhrwedel	German	47	Member	July 10, 2019	2021
Kevin Weber	USA	61	Member	May 31, 2016	2021

* Hansjörg Plaggemars was removed from his position as a member of the Supervisory Board of Biofrontera AG by the Cologne District Court on March 22, 2019. Pursuant to a decision of the Local Court of Cologne on March 22, 2019, Mr. Hansjörg Plaggemars was dismissed as a member of the Supervisory Board of Biofrontera AG in accordance with Section 103 (3) of the German Stock Corporation Act for good cause. The resolution was issued on March 22, 2019 and came to the attention of the Company on March 26, 2019. The dismissal resolution is effective immediately. However, it was possible to lodge an appeal within one month, which was granted. The appeal was rejected by Cologne Local Court on April 30, 2019 and the proceedings were referred to the Higher Regional Court for further decision. The Cologne Higher Regional Court finally dismissed the appeal on 29 August 2019. The Annual General Meeting on 10 July 2019 elected Prof. Dr. Franca Ruhwedel, Professor of Finance and Accounting at Rhine-Waal University of Applied Sciences, Kamp-Lintfort, resident in Duisburg, to the Supervisory Board as successor to Mr. Plaggemars.

Research and development projects

All research and development activities of the Biofrontera Group regarding the nanoemulsion and Ameluz® are carried out by Biofrontera Bioscience GmbH, which is responsible for clinical studies as well as for the granting, maintenance and expansion of our approvals. Responsibility for the project management of all development activities is assumed internally; individual tasks such as data management and statistics are partially or completely outsourced. The number of employees at Biofrontera Bioscience GmbH increased from 18 in 2018 to 19 in the reporting year. The development of the new red-light lamp BF-RhodoLED® XL is the responsibility of Biofrontera Pharma GmbH, which employed 52 people in 2019 (previous year: 49).

Research cooperation with Maruho Co., Ltd.

On March 19, 2019, the Company signed an agreement to continue its research collaboration with Maruho Co., Ltd. of Osaka, Japan (Maruho) for the development of branded generics. As part of the new project phase, Biofrontera has prepared the formulation of one of four active ingredients investigated in an earlier project phase (phase 1) using Biofrontera's nanoemulsion for entry into the clinical phase.

In addition, on March 3, 2020 the company and Maruho signed a binding term sheet for a future licensing agreement for Ameluz® in East Asia and Oceania. With respect to the potential label extension of Ameluz® for acne, Biofrontera has prepared a corresponding development plan for the indication extension and received feedback from the FDA on the design of the necessary clinical trials. This will allow the study program to start in 2020.

Phase III study for the treatment of actinic keratoses on the extremities or trunk/neck

Based on the positive assessment of the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) in February 2020, the European Commission granted the formal extension of approval in March 2020. The extended approval of Ameluz® now also includes the treatment of mild and moderate actinic keratoses (AK) on the extremities and trunk/neck with photodynamic therapy (PDT).

As a prerequisite for the label extension of Ameluz® to include the treatment of mild and moderate AKs on the extremities as well as trunk/neck with conventional PDT using Ameluz® and the BF-RhodoLED® lamp, Biofrontera carried out a phase III study with 50 patients. The multi-center, randomized, double-blind, intra-individual study was conducted in six study centers in Germany, with each patient showing four to ten clinically confirmed AK lesions in comparable areas on the right and left side of the extremities and/or trunk/neck. The final investigation of the primary endpoint was conducted three months after the last PDT. The results for the primary regulatory endpoint published in a press release by Biofrontera on March 20, 2019 showed that Ameluz® was significantly superior ($p<0.0001$) to placebo based on an average total lesion clearance rate of 86% compared to 33%. Significant superiority of Ameluz® was also demonstrated for all secondary parameters. In this study, the average lesion recurrence rate after 12 months of Ameluz® treatment was 14.1% compared to 27.4% after placebo.

Based on these results, Biofrontera has also started discussions with the US Food and Drug Administration (FDA) about an expanded approval of Ameluz® in the USA, to include the treatment of AK on the extremities and trunk/neck. The FDA provided positive feedback and proposed an additional clinical trial to include additional body regions into the label of the Ameluz®. The study protocol is currently being developed according to FDA guidance, with patient recruitment expected to start in the second half of 2020.

Following consultation with the FDA, Biofrontera has also initiated a pharmacokinetics study (PK study) to test the safety of PDT using three tubes of Ameluz® at the same time. The aim of this phase I study is to obtain pharmacokinetic profiles following an Ameluz® PDT in patients with AK in an extended treatment area in the face/head or peripheral area. In addition, safety and tolerability for the patient during and after treatment will be investigated. Patient recruitment is expected to take 3-5 months and the Phase I study should be completed in the third quarter of 2020.

Development of the BF-RhodoLED® XL

The reporting period marked the main development phase of the new lamp BF-RhodoLED® XL. The future use of the BF-RhodoLED® XL will allow the application of Ameluz® on larger areas as well as the simultaneous exposure of several interspersed lesions. Furthermore, the BF-RhodoLED® XL will offer a significantly improved user experience with highly customizable settings. Combined with a modern and high-quality design, we expect strong customer acceptance, especially in the USA, and thus an increase in Ameluz® sales. The company expects to submit the application for approval to the FDA during the second half of 2020.

Phase III study for the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in combination with our red-light lamp BF-RhodoLED® in the USA

To further increase our growth potential in the US market in the medium term, we are currently conducting a clinical trial in the USA for the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in combination with our BF-RhodoLED® lamp. We have been working intensively on patient recruitment since September 2018. However, due to the extremely demanding study protocol mandated by the FDA, the recruitment process will likely take a considerable amount of time. Following successful FDA approval, Ameluz® would be the only drug in the United States for the treatment of superficial BCC with PDT.

Patent and trademark development

The company maintains three different company-owned patent families and one German utility model worldwide. In addition, Biofrontera pursues patent families created in collaboration with Maruho under a partnership agreement that expired in March 2018. The Group's patents are held by Biofrontera Bioscience GmbH.

The patent families refer to our technologies related to our nanoemulsion, a patent for migraine prophylaxis and a patent related to PDT:

Nanoemulsion

We have been issued composition of matter patents for our nanoemulsion technology in the EU (for France, Germany, Italy, Spain, Switzerland, and the UK), Australia, Belarus, Canada, Chile, China, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, South Africa, Singapore, and the Ukraine. Patent protection in these jurisdictions will expire on December 21, 2027. We have filed patent applications pending in the United Arab Emirates and the USA. The patent in India and the patent application in Brazil were discontinued in 2019.

On November 12, 2019, protection for the patent family, describing the combination of nanoemulsions with aminolaevulinic acid hydrochloride, the active ingredient in Ameluz®, expired. However, Ameluz® continues to be protected by the nanoemulsion technology patent family, which also continues until December 2027, although the corresponding patent application in the USA is still pending. This patent has not yet been and may never be granted in the US and thus would not provide patent protection for Ameluz® in this market. However, we believe that the risk presented by future generic competition is mitigated by specific challenges in developing generic topical dermatological products, including regulatory hurdles. As part of Biofrontera's patent strategy to further protect Ameluz®, additional patent applications have been submitted (see below).

Migraine prophylaxis BF-1

An international patent application regarding anti-migraine compounds and their use was submitted to the World Intellectual Property Organization. While the U.S. patent has been granted, expiring in January 2034, the EU patent assessment is ongoing.

Photodynamic therapy

A new Patent Cooperation Treaty (PCT) application "Improved Photodynamic Therapy" was filed with the European Patent Office (EPO) on August 23, 2018. The application was registered under the official file number PCT/EP2018/072823. All countries that were members of the PCT on the filing date (including the USA) were listed in the application.

Another international patent application titled "Illumination for photodynamic therapy" was filed with the EPO on June 5, 2019. This application was registered under the official file number PCT/EP2019/064642. Again, all states which were contracting states of the PCT at the date of filing of the PCT application were listed in the application.

Xepi™

The drug Xepi™, in-licensed by Biofrontera, is protected by two patent families in the USA as well as other countries. As far as the USA is concerned, patent protection exists for the composition of Xepi™ until January 29, 2032 and for the treatment of impetigo, for which it is approved, until December 15, 2029 (for more information see section "Products").

Internal controls

Biofrontera AG is managed by its Management Board. The Management Board is responsible for and supervises the operational business. To this end, the Management Board regularly receives and reviews internal management reports.

Key performance indicators are compiled on a monthly basis, while the budget planning for the current financial year is revised and updated quarterly. In addition, medium-term planning is prepared once a year. An in-depth cost analysis is performed on an ongoing basis.

Key financial performance indicators

With regard to the company's operating performance, the key performance indicators are revenue, liquidity and, increasingly, the result from operating activities.

As part of internal reporting, revenue is the key performance indicator, which is reported by region and product. On a consolidated basis, revenues include sales to wholesalers, doctors and hospitals, sales to our licensing partners and revenues from research contracts.

Profit from operating activities measures the operating profitability of the Company independently of the financial structure and local taxation, which allows the performance indicator to be used for international comparison with other companies.

In addition, liquidity trends are utilized as an important key indicator and management metric and is monitored on a daily basis. Liquidity is defined as the sum of cash and cash held in bank account and is described as cash and cash equivalents.

Non-financial performance indicators

The maintenance and further development of our regulatory approvals is essential to secure and strengthen Biofrontera's market positioning and is, among other things, reflected in research and development costs. As a consequence, both the maintenance of our regulatory approvals and the expansion of our labels as well as the number of external and internal audits are important non-financial control parameters for the company.

The employees of Biofrontera are an important success factor and therefore also represent a central control parameter. With respect to personnel, particular emphasis is placed on the qualifications and the necessary know-how of the employees in order to achieve the set goals in the operational and administrative areas. We therefore measure the annual expenditure on training and professional development as well as the number of training activities. Personnel costs are always assessed in line with the salary levels customary in the industry.

Economic and business report for the fiscal year 2019

Business performance

In the 2019 financial year, Biofrontera continued to significantly increase product sales. However, with consolidated revenues of 31.3 million euros and an increase in sales of around 48%, growth was below our initial expectations. As a result, we had to adjust our annual forecast during the year from originally EUR 35 to 40 million to EUR 28 to 31 million. In Germany, our revenues increased by around 40% to EUR 4.6 million, while in the USA revenues from product sales amounted to EUR 23.3 million, up around 57% from the previous year. In Spain, due to the growth in sales volume, a slight increase in sales was recorded despite a 27% price reduction imposed by the government. In the UK, improvements were achieved in particular in access to the major hospitals.

The most important growth driver continues to be our US business, where we already generate around 75% of total sales. Here, growth resulted primarily from further expansion of our sales and distribution infrastructure and improved reimbursement for the work performed by dermatologists using PDT. In 2019, the reimbursement, which is based on so-called CPT codes, was increased again, improving the positioning of PDT as a treatment option. Due to the typical seasonal nature of the business, the growth momentum in our most important market had slowed somewhat over the summer. Still, we were able to generate record sales in the fourth quarter of 2019 making it the best quarter in the company's history.

An estimated 40 million Americans develop actinic keratoses every year. We anticipate that the market share of Ameluz® within the PDT segment in the US will continue to grow steadily.

We expect a further sustained growth acceleration in the USA once two existing competitive disadvantages of Ameluz® relative to the competitor product are eliminated: Initially, our current approval only allows the reimbursement of one tube per application. Biofrontera is working diligently on improving the reimbursement modalities, as well as on extending the label to include the treatment of actinic keratoses on the extremities, trunk and neck. For the latter, Biofrontera will soon initiate another clinical trial in the USA with the aim of obtaining a corresponding extension of the approval. In order to ensure the reimbursement of several tubes for the treatment of larger body regions in the periphery, Biofrontera is currently planning a pharmacokinetics study to prove the safety of the treatment with three tubes of Ameluz®. The study is expected to be completed in the second half of 2020.

To overcome the second competitive disadvantage - our in comparison to the competitor's product small PDT lamp BF-RhodoLED® - Biofrontera is currently developing the new lamp "BF-RhodoLED® XL", which will allow the use of Ameluz® on larger areas. We expect the market launch of this new medical product to further boost sales of Ameluz®. The application for approval by the FDA is expected to be submitted in the second half of 2020.

To further increase our growth opportunities in the U.S. market in the future, we are working on expanding the U.S. label for Ameluz® to include superficial basal cell carcinoma (BCC). Since September 2018, we have been working intensively on patient recruitment for the Phase III study already underway; we expect the study results in 2021. Following successful FDA approval, Ameluz® would be the only PDT-drug available in the United States for the treatment of superficial BCC.

We also believe that the agreement with the U.S. Department of Veterans Affairs (VA) will provide further long-term business opportunities for us. With many young doctors being trained in VA hospitals and being able to experience Ameluz®- PDT, we will be able to use this platform to educate a new group of opinion leaders and innovation drivers in dermatology about the advantages of PDT in combination with Ameluz®. Despite the currently still very low business volume, the VA market remains a strategically important market.

Through the acquisition of Cutanea Life Sciences, Inc. (Cutanea) in March 2019, Biofrontera was able to expand the product portfolio in the USA with the FDA-approved drug Xepi™. Xepi™ is the first topical antibiotic in the USA that has been approved by the FDA in about 10 years. The approval also includes the treatment of infections with antibiotic-resistant bacterial strains such as MRSA and is expressly approved by the FDA for infections with such bacteria. In total, around 10 million prescriptions for drugs in indications where Xepi™ may be effective are issued annually in the USA, a significant proportion of which are by dermatologists. We therefore see very considerable growth potential for Xepi™. The integration of Cutanea was completed by

the end of the 2019 financial year. While the great market potential of Xepi™ will continue to be exploited and the marketing strategy further optimized, Ameluz® will remain our most important product in the near future.

In Germany, the largest European market for Ameluz®, the market share of Ameluz® within the PDT drug segment was approximately 57% in 2019, compared to approximately 52% in the previous year. As a result of the further establishment of daylight PDT, Ameluz® continued to prove itself as a strong leader in the PDT market compared to its competitors' products. We estimate that daylight PDT will continue to capture additional market share that was previously reserved for self-applied topical creams. It is particularly interesting to note that Ameluz® is reimbursed by the public health insurance companies when prescribed for daylight PDT. Consequently, the number of patients who have access to treatment with Ameluz® has multiplied. This is also reflected in an approximately 27% increase in prescriptions of Ameluz® in Germany last year.

Sales growth also increased steadily in Spain. Back in July 2018, we had to accept a significant price reduction of 27% in order to maintain reimbursement for Ameluz® in the Spanish national health system. However, a rapidly growing number of Ameluz® prescriptions, i.e. the number of tubes sold, more than compensated for the price reduction and enabled us to achieve sales growth of about 10%.

In the United Kingdom, distribution is currently focused on hospitals, especially on the administrative steps required to add Ameluz® to the lists of approved drugs in the respective hospital pharmacies, the so-called formularies. In some major hospitals, Ameluz® is now rated as the first choice of PDT drug for the treatment of AK and BCC ahead of the competitor product. These successes are already beginning to translate into sales figures. Overall, however, the UK still plays a minor role as a source of revenue.

In other European countries, sales have decreased slightly overall due to declining shipments to license partners.

Based on the positive results of the phase III - trial on the safety and efficacy of Ameluz® in combination with Biofrontera's red light lamp BF-RhodoLED® for the treatment of actinic keratoses on the extremities as well as the trunk and neck, the application for label expansion for Ameluz® was submitted to the EMA in fall 2019. Following the positive opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA on February 3, 2020, the European Commission formally granted the extension of the approval on March 10, 2020. In addition, the results of the follow-up phase of the clinical study comparing daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC). Substantially lower recurrence rates of Ameluz® compared to the competing products Metvix® and Luxerm® once again confirm the superiority of our drug. The company expects further sales growth in Europe as a result of the label expansion.

We were also able to make further progress in the research cooperation with Maruho Co. Ltd. for the further development of branded generics based on our nanoemulsion technology. All necessary studies and manufacturing steps for entry into the clinical phase have been initiated. Branded generics represent a sensible addition to our product portfolio in the future. With Maruho we have found a long-term and reliable partner for the development of such products.

The Biofrontera Group's earnings before taxes in the 2019 fiscal year amounted to -4.8 million euros, compared to -19.3 million euros in the previous year.

In the HGB individual financial statements, Biofrontera AG shows a net loss for the year of 2.0 million EUR (previous year: loss of 9.1 million EUR).

Biofrontera Group financial position and performance

As of December 31, 2019, the scope of consolidation of the Biofrontera Group include Biofrontera AG, as well as the subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH and Biofrontera Inc. Cutanea Life Sciences, Inc. and its subsidiaries Dermarc LLC and Dermapex LLC were fully consolidated at the time of acquisition on March 25, 2019. By the end of the financial year, the companies of Cutanea Life Sciences, Inc. as well as Biofrontera Newderm Inc. were merged into Biofrontera Inc.

Results of operations of the Biofrontera Group

in EUR thousands	2019	2018
Sales revenue	31,265	21,107
Gross profit on sales	26,390	16,656
Research and development costs	(4,636)	(4,427)
General administrative costs	(16,275)	(12,963)
Sales and marketing costs	(28,856)	(17,744)
Loss from operations	(23,377)	(18,478)
Interest expenses and income	(2,584)	(1,760)
Other expenses	(799)	(332)
Other income due to PPA (badwill)	14,812	-
Other income	7,171	1,301
Loss before income tax	(4,777)	(19,269)
Income tax	(2,581)	10,391
Loss after income tax	(7,358)	(8,878)

Impact of the Cutanea consolidation on the results of operations

Since the acquisition of Cutanea, revenues from Xepi™ and Aktipak® amount to EUR 822 thousand in the financial year 2019.

The operating loss derived from Cutanea amounts to EUR 8,669 thousand. This is offset by income from the reimbursement of costs from Maruho for the restructuring carried out in the amount of EUR 6,215 thousand, which is reported under other income.

Sales revenue

In the 2019 reporting year, the Biofrontera Group achieved total sales of EUR 31,265 thousand, an increase of 48% compared to the previous year (previous year: EUR 21,107 thousand). Revenues from product sales increased by almost 46% to EUR 30,579 thousand compared to the previous year (previous year: EUR 20,938 thousand). Sales in the USA continued to develop positively in the 2019 financial year, but still fell short of our expectations. Sales there increased by 57% to a total of EUR 23,343 thousand (previous year: EUR 14,894 thousand). This includes sales of EUR 822 thousand from Xepi™ and Aktipak®. The growth was due to the continued expansion of our sales structures and improvements in the reimbursement of PDT for dermatologists in the USA. Sales in Germany improved by 40% to EUR 4,633 thousand (previous year: EUR 3,307 thousand). The increase in sales in Germany is mainly due to the introduction of daylight PDT approved in March 2018. In other European countries, total sales declined slightly by 5% to EUR 2,603 thousand (previous year: EUR 2,737 thousand), which is primarily due to declining deliveries to license partners. Revenues from other regions mainly relate to revenues from research cooperations and amounted to EUR 686 thousand (previous year: EUR 169 thousand).



686
2,603
4,633
23,343
169
2,737
3,307
14,894
in EUR thousands
2018
2019
USA
Germany
Europe (excl. GER)
Other regions

Gross profit on sales

In the 2019 reporting year, gross profit on sales increased by EUR 9,734 thousand, to reach EUR 26,390 thousand, compared with EUR 16,656 thousand in the prior-year period. The gross margin improved from 79% in 2018 to 84% in 2019.



28,856
17,744
16,275
12,963
in EUR thousands
4,427
4,636
2018
2019
Research & development costs
General administrative costs
Sales and marketing costs

Research and development costs

Research and development costs of EUR 4,636 thousand in the reporting period were slightly above the previous year's level (EUR 4,427 thousand) and include the costs of clinical studies, but also the costs of regulatory affairs, i.e. the granting, maintenance and expansion of our approvals.

General administrative costs

General and administrative expenses amounted to EUR 16,275 thousand in the 2019 financial year (previous year: EUR 12,963 thousand) and thus increased by a total of EUR 3,312 thousand compared with the previous year, in particular due to the initial consolidation of Cutanea. Legal and consulting costs increased to EUR 6,929 thousand (previous year: EUR 6,230 thousand).

Sales and marketing costs

Sales and marketing costs totaled EUR 28,856 thousand in the 2019 financial year, a significant increase over the previous year (EUR 17,744 thousand). This was due to the costs for the further expansion of our US sales organization as well as sales costs incurred at Cutanea (EUR 5,906 thousand). Sales costs include the costs for our own sales force in Germany, Spain, Great Britain and the USA as well as marketing expenses.

Loss on operations

The loss from operating activities of EUR 23,377 thousand fell by EUR 4,899 thousand compared with the previous year (EUR 18,478 thousand), primarily due to the first-time consolidation of Cutanea. Of this amount, EUR 8,669 thousand is attributable to Cutanea, which is offset by cost reimbursements from Maruho of EUR 6,215 thousand included in other income. The loss on operations includes the costs of the restructuring of Cutanea and the costs of setting up sales of Xepi™.

Interest expenses

Interest expenses totaled EUR 2,711 thousand (previous year: EUR 1,784 thousand) and mainly comprise higher interest expenses for the EIB loan, which was increased by a further tranche in February 2019, and the fair value adjustment to the purchase price liability for Cutanea in the amount of EUR 650 thousand. Interest income in the 2019 reporting period amounted to EUR 127 thousand (previous year: EUR 24 thousand).

Other income and expenses

Other expenses and income totaled EUR 21,184 thousand in the reporting period (previous year: EUR 969 thousand). This includes the negative difference arising from the purchase price allocation of the asset and liability items carried at fair market value in the amount of EUR 14,812 thousand. This item also includes cost reimbursements from Maruho of EUR 6,215 thousand based on the Share Purchase Agreement.

Income taxes

The income tax expense results primarily from the use of the tax loss carryforwards of Biofrontera Pharma GmbH (EUR 256,000) and due to the reduction in the municipal business tax rate of the city of Leverkusen with effect from January 1, 2020 (EUR 2,350,000). In the previous year, income from the first-time capitalization of deferred taxes on loss carryforwards was reported.

Net assets of the Biofrontera Group

The acquisition of Cutanea is reflected in particular in the higher non-current assets (Xepi™ license) and the purchase price liabilities reported under non-current liabilities. The net assets position as of December 31, 2019 is as follows:

in EUR thousands	31/12/2019	31/12/2018
Non-current assets	35,872	11,546
Current financial assets	17,227	23,642
Other current assets	5,264	3,945
Total assets	**58,363**	**39,133**
Equity	9,955	16,356

in EUR thousands	31/12/2019	31/12/2018
Non-current liabilities	36,830	15,007
Current financial liabilities	5,507	2,000
Other current liabilities	6,071	5,770
Total equity and liabilities	**58,363**	**39,133**

Non-current assets

The non-current assets as of December 31, 2019 in the total amount of EUR 35,872 thousand (December 31, 2018: EUR 11,546 thousand) include deferred taxes on tax loss carryforwards of Biofrontera Pharma GmbH totaling EUR 7,794 thousand, tangible assets of EUR 5,230 thousand and the acquired Xepi™ license valued at EUR 22,078 thousand.

Current financial assets

Current financial assets amounted to EUR 17,227 thousand as of December 31, 2019 (December 31, 2018: EUR 23,642 thousand). This includes cash and cash equivalents of EUR 11,119 thousand (December 31, 2018: EUR 19,451 thousand), trade receivables of EUR 5,031 thousand (December 31, 2018: EUR 3,397 thousand) and other current financial assets in the amount of EUR 1,077 thousand (December 31, 2018: EUR 794 thousand).

Other current assets

Other current assets mainly include inventories, which amounted to EUR 4,065 thousand (December 31, 2018: EUR 3,177 thousand).

Equity

The Biofrontera Group has equity amounting to EUR 9,955 thousand based on IFRS accounting principles (previous year: EUR 16,356 thousand). The equity ratio fell from 42% to 17%, in particular due to the increased balance sheet total as a result of the Cutanea acquisition.

Non-current liabilities

Non-current liabilities increased primarily due to the recognized purchase price liability from the Cutanea acquisition (EUR 14,720 thousand), a further tranche of the EIB loan (EUR 5,301 thousand) as well as liabilities from finance leases (EUR 2,987 thousand).

Current financial liabilities

Current financial liabilities include mainly trade payables in the amount of EUR 4,196 thousand (31.12.2018: EUR 1,806 thousand) and increased due to legal and consulting fees, among other things.

Other current liabilities

Other current liabilities amounted to EUR 6,071 thousand (December 31, 2018: EUR 5,770 thousand) and relate in particular to other provisions and other current liabilities, which are almost unchanged with the previous year.

Financial position of the Biofrontera Group

The company's capital management body regularly reviews the equity ratio of both the Biofrontera Group and the parent company. The objective is to ensure an appropriate equity base, within the framework of the expectations of the capital market, and creditworthiness with respect to national and international business partners. The Group's Management Board ensures that all Group companies have sufficient liquidity at their disposal.

in EUR thousands	2019	2018
Statement of cash flows		
Cash flow from operating activities	(32,894)	(13,434)
Cash flow from investing activities	21,053	(511)
Cash flow from financing activities	3,455	22,274
Liquidity/Cash and cash equivalents	11,119	19,451
Non-current financial liabilities	22,110	13,462
Current financial debt	1,212	165
Net liquidity	(12,203)	5,824

The net cash flow from operating activities, which decreased by EUR 19,460 thousand to EUR -32,894 thousand, resulted almost exclusively from the restructuring of Cutanea. Adjusted for the effects of EUR 22,814 thousand financed by Maruho, the net cash flow from operating activities would have been EUR -10,080 thousand.

The net cash flow from investing activities of EUR 21,053 thousand includes EUR 22,814 thousand in cash and cash equivalents taken over as part of the acquisition and start-up costs from Maruho, which were used to finance the restructuring and to set up sales activities of Xepi™.

The net cash flow from financing activities amounted to EUR 3,455 thousand (previous year: EUR 22,274 thousand) and includes the drawdown of the further tranche of the EIB loan (EUR 5,000 thousand) and, in particular, lease payments (EUR 1,183 thousand). The previous year's net cash flow from financing activities resulted primarily from payments received from the issue of new shares with gross issue proceeds totaling EUR 24,000 thousand.

The financial liabilities from the convertible bond 2017/2022 and the EIB loan have different maturities up to a maximum of 2024. The convertible bond 2017/2022 (EUR 1,977 thousand) and the first EIB tranche (EUR 11,845 thousand) will mature in 2022. The second EIB tranche (EUR 5,301 thousand) is due in 2024, and annual purchase price payments for the acquisition of Cutanea are expected from 2022 to 2030 depending on future profits from the sale of Xepi™.

The EIB loan is unsecured and guaranteed by our major subsidiaries. The loan has three different interest components. A variable interest component, which provides for quarterly interest payments on the outstanding amounts based on the 3-month EURIBOR rate plus a risk premium, a fixed component of 6% p.a., which is due at the end of the term, and a so-called performance component, which is also due at the end of the term and which depends on the market capitalization of Biofrontera AG, but is capped at an interest rate of 4% p.a.

Cash and cash equivalents

Cash and cash equivalents totaled EUR 11,119 thousand as of December 31, 2019 (December 31, 2018: EUR 19,451 thousand).

Biofrontera AG financial position and performance

Results of operations of Biofrontera AG

in EUR thousands	2019	2018
Sales revenue	7,919	3,019
Other operating income	498	897
Personnel costs	(3,395)	(3,028)
Depreciation and amortization	(29)	(31)
Other operating expenses*	(8,474)	(10,929)
Other interest and similar income	3,435	2,676
Interest and similar expenses	(1,987)	(1,676)

in EUR thousands	2019	2018
Other taxes	(1)	(1)
Net loss for the year	(2,034)	(9,073)

* There will be no reclassification of other operating expenses to cost of materials in 2019. To improve comparability, the previous year's figure has been adjusted in the presentation of the results of operations.

The increase in sales revenues reported in the single-entity financial statements prepared in accordance with German commercial law (HGB) is the result of higher revenues from services and costs passed on within the Group.

As part of the further development of business activities, additional employees were hired and resulted in higher payroll expenses in the year under review.

Operating expenses decreased, in particular due to lower financing costs at Biofrontera AG. The increase in interest and similar income is due to the continued granting of loans to Group companies. Interest expenses increased in particular due to the EIB loan.

The net loss for the year decreased to EUR 2,034 thousand due to the increased sales and simultaneously lower operating expenses.

Net assets of Biofrontera AG

in EUR thousands	31 December 2019	31 December 2018
Non-current assets	32,262	32,270
Receivables due from affiliated companies	97,165	80,605
Cash and balances with banks	3,926	16,147
Other assets	285	367
Total assets	133,638	129,389
Equity	109,604	110,408
Provisions	4,026	4,732
Bonds	2,031	2,595
Liabilities to banks	16,900	10,990
Other liabilities	1,077	664
Total equity and liabilities	133,638	129,389

As in the previous year, non-current assets relate almost exclusively to interests held in affiliated companies.

Receivables from affiliated companies increased due to the further availability of funds to subsidiaries.

Cash on hand and bank balances decreased from EUR 16,147 thousand in the previous year to EUR 3,926 thousand in 2019. For further details on the financial position, please refer to the presentation of the consolidated financial position.

As of December 31, 2019, Biofrontera AG has equity in accordance with the German commercial law of EUR 109,604 thousand (previous year: EUR 110,408 thousand).

The provisions essentially include provisions for litigation costs of EUR 2,523 thousand (previous year: EUR 3,489 thousand) and provisions for the performance component of the EIB loan (EIB) of EUR 838 thousand (previous year: EUR 467 thousand).

The bonds include the 2017/22 convertible bond. The increase in liabilities to banks is due to the interest payable at the end of the term on the loan provided by the EIB as well as another drawdown on the EIB loan in the amount of EUR 5,000 thousand.

Assessment of the financial position

In the single-entity financial statements of Biofrontera AG, liquidity amounts to EUR 3,926 thousand compared to EUR 16,147 thousand in the previous year. The reduction is mainly due to the continued transfer of funds to subsidiaries. In 2019, the liquidity of the Group decreased by EUR 8,332 thousand to EUR 11,119 thousand. The decrease is due to the operating losses.

With regard to the future development of the financial position and the associated risks threatening the going concern status, we refer to the disclosures in the Risk and Opportunity Report in the section on liquidity, profitability, capital market access and risks to the going concern status.

Comparison of actual and forecast business performance

The financial performance of the Biofrontera Group in 2019 was below expectations. Detailed comparisons of projected targets and actual results are shown in the table below:

Key figures	Forecast 2019 (without Cutanea)	Revised Forecast 2019	Target achievement as of 31/12/2019 including Cutanea
Group sales revenue	EUR 35 to 40 million	EUR 28 to 31 million	EUR 31.3 million
Research and development costs	EUR 5 to 7 million		EUR 4.6 million
General administrative costs	EUR 10 to 12 million		EUR 16.3 million
Sales and marketing costs	EUR 20 to 22 million		EUR 28.9 million
Loss from operating activities	EUR 7 to 9 million		EUR 23.4 million
Loss before income tax	EUR 9 to 11 million	EUR 4 to 6 million	EUR 4.8 million

Assessment of the business performance by the Management Board

As in past financial years, Biofrontera has again succeeded in increasing product sales in 2019. However, with an increase in sales of around 48%, growth was below our initial expectations, so that we had to adjust our annual forecast during the year from EUR 35 to 40 million to EUR 28 to 31 million. However, due to a strong 4th quarter, we were able to slightly exceed the most recent forecast.

All in all, we have achieved revenues of over EUR 31 million. This is primarily due to the continued dynamic growth in our top-selling market, the USA. The EU label extension to include daylight PDT had a positive effect on sales growth in Europe.

At EUR 4.6 million, research and development costs remained slightly below the original forecast. This is mainly due to lower costs for clinical studies, such as the phase III study for the label extension to BCC in the USA as a result of slower patient recruitment.

At EUR 16.3 million, general administrative expenses were significantly higher than forecast. Expenses include the budgeted increase in administrative costs, particularly in the USA due to the expanded business activities, as well as administrative costs of Cutanea Life Sciences, Inc.

At just under EUR 29 million, sales and marketing costs in fiscal year 2019 were well above guidance. As planned, Biofrontera continued to invest in marketing and sales activities in the USA in 2019. The increased expenses are due to the restructuring of Cutanea and the development of sales for Xepi™.

The operating loss of EUR 23 million is lower than forecast, mainly due to the first-time consolidation of Cutanea and lower than expected sales. However, this result is offset by cost reimbursements from Maruho reported as other income.

At just under EUR -4.8 million, earnings before taxes are in line with the most recent forecast. This includes positive effects from the difference between the values of the asset and liability positions of Cutanea (badwill) determined as part of the purchase price allocation for the first-time consolidation of Cutanea Life Sciences Inc in the amount of EUR 14,812 thousand.

Outlook

Business environment and forecast

The coronavirus pandemic, which is continuing to worsen around the world, is causing massive disruptions in global supply chains, consumer markets and the economy as a whole. Developments in the wake of the pandemic are both very dynamic and severely limit predictability.

The IFO Institute explains: "A precise prediction of the economic costs of the corona crisis is almost impossible at this point in time, given the high level of uncertainty about the continuing spread of the virus and, in particular, the measures taken by governments to contain the pandemic. Moreover, there is no historical experience of comparable events from which probable crisis patterns could be derived. Finally, very few economic indicators are currently available that would allow an assessment of the macroeconomic impact of the corona crisis. The corona pandemic has rendered all previously made forecasts obsolete." It is currently impossible to predict how the economy will develop worldwide, in Europe and in Germany. Central banks and governments have announced extensive plans of action. However, it is certain that the outbreak of the corona virus has had a significant impact on the prospects of the global economy.

The special opinion report of the German Council of Economic Experts published on March 30, 2020, describes three scenarios for economic development in the years 2020 and 2021. They differ in how long and to what extent the restrictive health policy measures will continue and how quickly a recovery will take place afterwards. In all three scenarios, the spread of the coronavirus puts an abrupt end to the emerging economic recovery, so that a recession in Germany in the first half of 2020 will be unavoidable. In the base scenario, the German Council of Economic Experts expects average annual decrease in gross domestic product (GDP) of 2.8 % in 2020. In 2021, GDP could increase by 3.7 %. In the base scenario, which according to current information is the most likely scenario, the economic situation will return to normal over the summer. The risk scenario with a course in the form of a more pronounced V would occur, for example, in the event of large-scale production shutdowns or longer-lasting health policy measures. Due to the more severe slump in the first half of the year, this scenario would result in GDP decrease of 5.4 % in 2020. In 2021, catch-up effects could ensure that GDP grows by 4.9%, to which the high statistical overhang would contribute in particular. The risk scenario in the form of a long U could occur if health policy measures continue beyond the summer and the economic recovery does not materialize until 2021. The policy measures taken may then not be sufficient to prevent profound damage to the economic structure. Worsening financing conditions and entrenched uncertainty could also slow down investment and lead to a reluctance to spend on the part of households. In such a scenario, GDP decrease in 2020 would be 4.5 %. In 2021, economic output would grow more slowly at 1.0 %.

In a publication on March 27, 2020, Deloitte describes the possible impact of the COVID-19 crisis on the development of the US economy. In two scenarios, Deloitte assumes that the spread of the disease will recede at the beginning of May and that the US population can return to normal activities in late spring and summer 2020. In the third, the most unlikely scenario, the COVID-19 crisis will continue to affect economic activity for over a year. In the most likely scenario, once the disease is under control, economic recovery is expected to begin by the end of 2020. An aggressive monetary and fiscal policy helps to get the recovery underway, similar to the economic recovery in other countries. GDP growth falls to a negative 8.3 % in 2020, but starts to recover in 2021 and rises rapidly in 2022 and 2023 before settling at a long-term level of 1.6 %. The second scenario assumes a financial crisis and deep recession, as the COVID-19 outbreak affects both the supply and the demand side of the economy. The economy shrinks to GDP growth of -15.6% in 2020, rapid and substantial fiscal and monetary policy interventions create enough demand to lift the economy out of recession by mid-2021 and a strong recovery occurs in 2022, when GDP could grow by 12.5%. In the third possible scenario of the impact on the US economy, Deloitte predicts GDP growth of -11.0% in 2020 and high unemployment in the range of -0.4% in 2021. Growth then rises to at least 3% or more by 2023 and remains high for another year due to pent-up demand for high-priced consumer goods combined with very conservative monetary and fiscal policies.

Chronic diseases such as actinic keratosis are currently not the main focus of medical attention. As it is currently impossible to foresee how long and how strongly the pandemic will affect the economy, no reliable estimate or more precise quantification of the specific implications for sales and earnings can be made for the 2020 financial year. For this reason, Biofrontera's ability to forecast is significantly impaired at this time. In its initial budget for the 2020 financial year, the Group had assumed a 25% increase in revenue compared to the previous year, and operating costs at approximately the same level as in the previous year. However, the effects of the coronavirus pandemic may lead to a significant deviation from previous projections and to a noticeable decline in sales compared to previous plans and possibly even compared to the previous fiscal year. The anticipated reduced revenue will also have a negative impact on the profitability of the Group and the liquidity of Biofrontera AG as well as

the Group in the 2020 financial year, as the lack of revenue may not be fully offset by cost reduction measures. At the same time, the cost reduction measures already initiated and published on March 20, 2020 will continue. These measures include in particular the introduction of short-time work in Germany and comparable measures in Spain and the UK, the reduction of the workforce in the USA by almost 20% and mandatory unpaid leave for all employees in the USA. Steps to secure liquidity and strengthen cash flow are given high priority.

Under the license agreement concluded with Maruho in April 2020, a one-time payment in the amount of EUR 6.0 million from Maruho is to be received in the short term.

Long-term, structural growth drivers - including the reimbursement framework in the USA, the label expansions for Ameluz® and, in Europe, the increasing acceptance of daylight PDT - remain intact. In fact, it is likely that they will accelerate once the coronavirus crisis is overcome.

Planned regulatory progress

Patient recruitment for the phase III trial to extend the US approval to include BCC has already started in September 2018. Due to the demanding study protocol imposed by the FDA, patient recruitment is proceeding slowly, prompting us to take various measures in the past financial year to accelerate recruitment. Nevertheless, we do not expect the study results until 2021.

Following the recent label extension for Ameluz® in the EU, Biofrontera has also agreed with the US regulatory authority FDA on a corresponding extension of the approval for Ameluz® in the USA, with the aim of obtaining approval for the treatment of AK on the extremities and trunk/neck. The FDA provided positive feedback and requested additional clinical trials to approve the label extension of Ameluz® for additional body regions.

Following consultation with the FDA, Biofrontera has initiated a pharmacokinetics study (PK study) in the USA in order to ensure the reimbursement of several tubes of Ameluz® for the treatment of larger body regions in the periphery. The aim of this phase I study is to obtain pharmacokinetic profiles following an Ameluz® PDT in patients with actinic keratosis in an extended treatment area in the face/head or peripheral area. In addition, safety and tolerability for the patient during and after treatment will be evaluated. Patient recruitment was planned to take 3-5 months and the phase-I trial is expected to be completed in the third quarter of 2020. It is still unclear whether this timeline can be met due to the corona crisis.

To support this progress with an optimized light source, Biofrontera is developing a new lamp, the BF-RhodoLED® XL, which can be used to illuminate larger areas of skin. The company plans to submit the approval applications in the second half of 2020.

In addition, on March 3, 2020, the company signed a binding term sheet for a research and development collaboration to expand the indications of Ameluz® to include the treatment of moderate to severe acne, as well as negotiations for a marketing license for Ameluz® in parts of Asia and Oceania by Maruho. With respect to the possible label extension of Ameluz® for acne, Biofrontera has prepared a corresponding development plan and has received feedback from the FDA on the design of the necessary clinical trials to allow the study program to start in 2020.

However, due to the corona crisis, there are considerable uncertainties whether all planned measures and activities can be implemented as planned.

Risk and opportunity report

Each industry has its own specific characteristics that give rise to specific risks. The health industry, in particular, is in a state of constant change, with the ensuing risks and opportunities being shaped by a wide variety of influences.

As an internationally biopharmaceutical company, the Biofrontera Group is exposed to a large number of risks arising from its business activities, which can have a significant impact on the achievement of the targets. Deviations from the plan are to be understood as opportunities (positive deviations) and risks (negative deviations).

Risk management system

Biofrontera's management deploys a comprehensive risk management system to counter risks within the Biofrontera Group. The risk management system for the Biofrontera Group applies equally to Biofrontera AG. By virtue of its holding company function, Biofrontera AG controls all the legally independent entities within the Biofrontera Group. For this reason, risks and opportunities must be assessed on a standard basis across the entire group of companies.

The Biofrontera Group's primary objective is to achieve sustainable and long-term growth while continuously increasing the company's value. Risk management plays a major role in achieving this objective. Risk management at Biofrontera involves the identification of risks that could lead to lasting or significant harm to the company's financial position and performance, as well as the responsible analysis and monitoring of such risks and initiation of suitable countermeasures. This requires the establishment of guidelines, organizational structures and measuring and monitoring processes that are specifically geared to the Biofrontera Group's activities.

Correspondingly detailed risk prevention measures are essential to fully exploit the opportunities arising from Biofrontera's business activities. In the 2019 financial year, Biofrontera's existing risk management structures were further developed to reflect the quality management system required for pharmaceutical manufacturers and businesses, as well as medical device manufacturers. This system incorporates sales and marketing activities, as well as the international responsibilities of license holders with regard to the manufacture and sale of drugs, medical devices and cosmetics.

The Biofrontera Group's risk management system is integrated into its corporate processes and decision-making processes, thereby forming an integral element of planning and controlling processes Group-wide. Risk management and control mechanisms are coordinated with each other. These ensure that risks of relevance the company are identified and evaluated at an early stage. They also serve to rapidly seize potential opportunities.

Risk management at Biofrontera is organized both locally and centrally. The Management Board exercises overall responsibility in this regard. The coordinated subsystems are the specialist departments' responsibility. Opportunities and risks are regularly identified and evaluated at all hierarchical levels. All Biofrontera Group management staff as well as the audit committee are involved in Group-wide risk monitoring and associated reporting. This includes the Management Board, the companies' managing directors, and process and project managers.

The Risk Management Team headed by the Chief Executive Officer is responsible for the centrally organized risk management system. It coordinates the individual management bodies and ensures they receive their information continuously and promptly. The team is also responsible for the continuous monitoring of risk profiles, for initiating risk prevention measures, and for corresponding monitoring instruments. The Biofrontera Group management holds regular meetings at which the Group's central and operational departments exchange and evaluate information relevant to risk management at all levels.

The Risk Management Officer, who is also a member of the Risk Management Team, is the first point of contact Group-wide. If unexpected risks arise, he/she immediately initiates the necessary steps to counteract them. The Risk Management Officer is responsible for developing the risk management system, and for ensuring that it is properly documented. Furthermore, the Risk Management Officer sets uniform standards and ensures that similar types of risk management processes are implemented throughout the Biofrontera Group. Regular analysis of key business performance indicators helps to ensure that any possible discrepancies from expected performance levels in terms of potential opportunities and risks can be identified and assessed at an early stage, allowing necessary measures to be adopted in a reasonable time. The relevant control variables and business processes are monitored as a whole. Risk planning and identification in this area are performed in collaboration with the relevant unit managers.

Accounting risk management system and internal control system

The Group financial accounting process at Biofrontera AG aims to ensure that the figures and information provided in external accounting instruments (bookkeeping, components of the separate and consolidated financial statements, and the combined company and Group management report) are accurate and complete, and comply with the relevant legal requirements and bylaw provisions. The related existing structures and processes include detailed internal control measures integrated into the financial accounting process. In connection with the growing business activities, the internal accounting control system is subject to an ongoing monitoring and improvement process.

The internal control system aims to identify, assess and manage all the risks that could prevent the proper preparation of the separate and consolidated financial statements. Any risks identified must be assessed with regard to their influence on the separate and consolidated financial statements. The purpose of the internal accounting control system is to ensure that the process of compiling financial statements complies with all the relevant laws and regulations, by implementing appropriate guidelines, processes and controls to this end. The internal control system covers all the areas that are essential for the separate and consolidated financial statements and all the processes relevant to the preparation of the financial statements.

Significant aspects of accounting risk management and control include the clear assignment of responsibilities and controls for the compilation of financial statements, as well as transparent accounting standards. The two sets of eyes principle and separation of roles are also important control principles in financial accounting processes.

Risk reporting concerning financial instruments

In the ordinary course of business, the Group is exposed to currency and credit risks that may have an impact on its net assets, financial position and results of operations.

Market risk

The current uncertain business outlook due to the COVID-19 pandemic may also affect the future valuation of certain assets and liabilities of the company. Lower sales of Xepi™ may lead to a different evaluation of the medium-term sales and earnings prospects for Xepi™ and consequently to a revaluation of the value of the Xepi™ license on the balance sheet. The purchase price liability to Maruho for future profits from the sale of Xepi™ is subject to market risk (earn-out) and depends on the amount of profits generated.

Furthermore, in the event of a prolonged decline in business activity, the shelf life of already produced Ameluz® tubes may expire and inventories may have to be destroyed.

Currency risks

As a result of the company's internationalization, the company is exposed to currency risks in its sales and procurement markets. The development of exchange rates can have both a positive and a negative impact on the company's financial results.

The valuation of financial instruments may also involve risks related to currency exchange rate, which are described in more detail in the chapter on reporting on the financial instruments deployed by Biofrontera.

The development of financial markets is continuously monitored in order to identify potential opportunities and risks and to be able to respond accordingly.

Interest rate risks

Biofrontera is subject to interest rate risks, which are deemed to be low, as the existing interest rate modalities for the respective financings of the Biofrontera Group can usually be adjusted to market conditions in the short to medium term. The performance component of the EIB loan is calculated based on the change in the market capitalization of the company, capped at 4%.

Credit risk

The Group incurs a credit risk if transaction partners are unable to meet their obligations within the ordinary payment periods. The maximum default risk on the balance sheet is represented by the book value of the respective financial asset. The development of receivables is monitored in order to identify possible default risks at an early stage and initiate appropriate measures.

Risks and opportunities relating to future business development and growth

The business strategy of Biofrontera AG is based to a large extent on establishing the current products, in particular the drug Ameluz®, on the relevant sales markets in the long term. In order to exploit market potential, it is necessary to obtain and expand the existing approvals in the USA and Europe. In addition, the aim is to broaden the product pipeline. The protection of our intellectual property is to be secured by a suitable patent strategy. The prerequisite for achieving these targets is ensuring sustained profitability and sufficient liquidity.

The acquisition of Cutanea Life Sciences, Inc. in March 2019 has enabled Biofrontera to market a FDA-approved drug that has been introduced in the US market. Xepi™ is the next innovation for the American dermatology market to be commercialized by Biofrontera. Increasing resistance to known antibiotics is a concern that is taken very seriously by American doctors. We are convinced that with Xepi™ our portfolio now includes an innovative, promising product with a large market potential.

Risks may arise from deviations from targets in the form of negative developments, the insufficient realization of targeted and already recognized opportunities or potentials, or the failure to take advantage of new opportunities. Biofrontera's risk management takes this into account through continuous analysis of relevant influencing factors.

External influences and global risks

The increasing integration of the global economy through globalization and digitalization can exert a negative impact on the achievement of Biofrontera's goals in the context of macroeconomic developments. In addition, political developments in our markets can influence the structures relevant for Biofrontera in the respective healthcare sector.

In addition to effects on individual markets, global crises may arise that could significantly affect Biofrontera.

Since the beginning of 2020, for instance, the novel coronavirus (COVID-19) has become a global pandemic. As a result of the measures implemented by governments around the world, Biofrontera's business operations is directly affected. In particular, there is a risk of a temporary and significant decline in demand for Biofrontera's products worldwide. The upkeep of business processes may also be impeded by lower revenue, and if employees of the company or key suppliers contract an infection with COVID-19.

The direct and indirect effects of the pandemic can have a negative impact on the company's liquidity position as the pandemic develops. In addition, the success of required capital measures by the company could be jeopardized.

To this end, the company has taken immediate steps to mitigate these risks and to safeguard business processes by implementing comprehensive cost reductions, emergency plans to maintain central processes and activities to protect employees.

With regard to the risks that may threaten the going concern status, we refer to the disclosures in the Risk and Opportunity Report, section Liquidity, profitability, capital market access and risks to the going concern status.

On February 1, 2020, the United Kingdom has left the European Union. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, this could impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, the UK's exit of the EU will impact regulatory requirements for products

in the United Kingdom. Due to the insignificant amount of revenues from product sales in the United Kingdom, the Company considers this risk to be very low.

These risks cannot be influenced by Biofrontera. In the past, however, the monitoring processes and standards implemented in the company have enabled Biofrontera to adapt external effects or risks appropriately and successfully.

Liquidity, profitability, capital markets access and risks to the going concern status

Liquidity risks may arise from the company's current loss-making situation and uncertainties regarding future business trends or may consist in not being able to exploit market potential in accordance with Biofrontera's business strategy due to insufficient liquidity.

Biofrontera balances this risk with a long-term capital market strategy. In addition, potential risks are regularly identified and assessed as part of our short-, medium- and long-term group-wide liquidity planning in order to be able to take any necessary measures in good time to achieve our targets.

In this connection, the company's going concern status could depend on the injection of further funds by current shareholders or other investors. Access to the capital market and the acceptance of investors are consequently of great importance for the company, which could also in future be dependent on the further injection of necessary equity capital by the capital market.

The Biofrontera Group may not be able to meet existing or future payment obligations due to insufficient availability of cash and cash equivalents. To date, the Biofrontera Group has been able to meet its payment obligations at all times and has always succeeded in providing the necessary financing for its business operations through equity or debt funding. The company is currently sufficiently financed due to the drawdown of several tranches totaling EUR 15 million from the European Investment Bank loan as well as the one-time down payment in the amount of EUR 6 million from the licensing agreement with Maruho signed in April 2020. The planned capital measure for March 2020 with a maximum total of up to EUR 16 million had to be cancelled due to the turmoil on the capital markets as a result of the Corona crisis.

In order to finance its business operations for a further 12 months and beyond, Biofrontera is dependent on an additional capital measure of at least EUR 5 million by no later than the end of the 2020 financial year. The Management Board expects, based on the assumption that the general economic conditions will normalize and based on the consistently successful track record with capital measures to date, that the required liquidity for the business can be ensured in the future. However, should this no longer be possible due to a continuing crisis caused by the COVID 19 pandemic, this would pose a threat to the going concern status of the Biofrontera Group.

Should the worldwide COVID-19 pandemic last longer than expected, it could lead to a drastic decline in liquidity of the Biofrontera Group due to significantly reduced sales, despite the cost reduction measures that have been introduced, and also render further access to financing on the capital market impossible. However, the Management Board currently assumes that following the end of the current crisis, it will once again be possible to successfully implement appropriate capital measures.

Regulatory approvals

Restrictions on existing approvals in Europe and the USA would call the company's ability to market its products into question. In addition, the risk exists that strategically relevant extensions to approvals could not be approved, could be delayed or only approved to a limited extent, thereby impairing the company's competitiveness vis-à-vis its competitors.

The company compensates for such risks through consistent compliance with regulatory requirements and an effective quality management system.

Research and development

The company is also exposed to risks in connection with product development processes or the expansion of indications. No guarantee exists that a product will be launched on the market at the end of a project's development period, which is 6 to 10 years on average. Due to lack of success in individual study phases, for example in study design, patient recruitment, possible

quality defects or documentation of study results, studies can prove more cost-intensive than planned, can be delayed or even come to a complete standstill. It is possible that none, or only some, of the funds invested will be recouped in sales revenue.

The company tries to counterbalance these risks, to some extent, by selecting projects with relatively attractive risk profiles, by setting up a project control and reporting system, and by drawing on the Supervisory Board members' professional expertise. The project control system represents the entire development process in detail right up to approval, making it possible to analyze the effects that even small changes or delays - with clinical trials, for example - can have on the development process and on its costs. This makes it possible to precisely observe the risk associated with individual projects and take the steps necessary to minimize the development risk.

Product portfolio

The company's product portfolio currently contains two approved drugs, Ameluz®, which it markets in Europe and the USA and Xepi™, which is limited to the US market and is still in its launch phase. A risk exists that neither Ameluz® nor Xepi™ may not be established sufficiently or sustainably on the market. The consolidated financial statements are subject to the risk of impairment for the acquired Xepi™ license in the event that it is not sufficiently or sustainably established on the market.

Disadvantages over our competitors are also possible due to advantages regarding the indication spectrum of competing products. Additional label expansions, for example, are initiated in order to gain competitive advantages.

A further risk is that the company's own product pipeline cannot be broadened, and that successor or supplementary products cannot be made ready for market launch.

Biofrontera counters these risks by permanently observing the market with regard to the activities of known competitors or the entry of new competitors and leads the way in the market for its products and development activities in order to broaden the indication base. In addition, cooperation opportunities for expanding the product portfolio are being evaluated. In 2019, the integration of Xepi™ in the product portfolio has already made a significant contribution to mitigating this risk.

Patent protection

The company may be subject to patent protection risks. If our products are marketed successfully, the resultant profits can be deployed for sustainable ongoing investment in research and development activities. Due to the long time gap between the patent application and the launch of a product, Biofrontera generally has only a few years to earn a suitable income from its intellectual work. If a patent expires or cannot be successfully defended, increased competition is usually to be expected. A lack of patents can jeopardize the market position of the company's products and facilitate the market entry of competitors. In order to avoid these risks, Biofrontera's patent portfolio is continuously reviewed and its patent strategy adjusted. Further information on individual patents can be found in the section on patent and trademark development.

Moreover, third-party claims regarding Biofrontera's potential infringement of patents or other protective rights may hinder or completely prevent the development or manufacturing of certain products and may obligate us to pay damages or royalties to third parties. Our patent department regularly reviews the current patent situation, in cooperation with the relevant operational departments, and monitors possible patent infringement attempts, so that it can take suitable legal steps if necessary.

On November 12, 2019, protection for the patent family, describing the combination of nanoemulsions with aminolaevulinic acid hydrochloride, the active ingredient in Ameluz®, expired. However, Ameluz® continues to be protected by the nanoemulsion technology patent family, which also continues until December 2027, although the corresponding patent application in the USA is still pending. This patent has not yet been and may never be granted in the US and thus would not provide patent protection for Ameluz® in this market. However, we believe that the risk presented by future generic competition is mitigated by specific challenges in developing generic topical dermatological products, including regulatory hurdles. As part of Biofrontera's patent strategy to further protect Ameluz®, additional patent applications have been submitted

Further information on patent litigation is provided separately in the "Litigation" section.

Products and product stewardship

As an international biopharmaceutical company, Biofrontera is subject to the highest requirements and associated risks in the quality and safety areas. Biofrontera assesses potential environmental and health risks associated with a product along the entire value chain. This includes every stage from research and development to disposal, including production, marketing and customer use. Despite extensive studies, the possibility exists of previously unknown and unexpected side effects from Biofrontera products. The company may be exposed to a cost risk due to product safety deficiencies if, for example, our products are recalled voluntarily or as a result of legal or regulatory action. Possible payments of damages associated with the aforementioned risks could exert a considerable negative effect on the company's financial results. These risks are offset by established pharmacovigilance processes in the company and ensure that potential side effects or other product-related problems are quickly identified. As no previously unknown side effects of our drugs have appeared, we consider it highly improbable that risks of this kind will arise.

Both regulatory requirements and standards applied beyond them are guaranteed by a wide variety of processes integrated into the company. The company's product-related risks are countered with a functioning quality management system. Biofrontera's focus on Good Manufacturing Practice (GMP) guidelines and Standard Operation Procedures (SOPs), which are mandatory in the pharmaceutical industry, ensures the quality and safety requirements for products and processes. Regular internal audits of standards at suppliers and subcontractors contribute in this context. Regular checks and inspections are also carried out by regulators.

Markets

Biofrontera operates in regulated competitive markets. The company's sales and revenue targets could be jeopardized by sales and revenue-related measures taken by competitors with respect to the indications treated with their products, pricing strategy or marketing strategy, as well as by new products introduced by competitors. If sales targets are not met, this could also have a negative impact on the company's results and liquidity targets as well as impairments of intangible assets.

Changes in the respective healthcare systems and changes in the reimbursement behavior of payors as well as market barriers in the relevant markets may result in the risk of insufficient or unsustainable market penetration. The competitive position of our products may also be adversely affected by product characteristics that are not optimally perceived in the respective market in comparison with competing products. In addition, our products compete with other therapies. In the case of PDT with Ameluz®, we compete with treatments such as simple curettage and, particularly in the United States, cryotherapy, which do not require the use of a drug but have achieved significant market acceptance.

To avoid these risks, Biofrontera's sales and marketing organization carries out intensive market observation and regular market analyses. The marketing instruments deployed and communication with our customers are subject to constant further development in order to identify opportunities and risks and to strengthen the company's competitive position.

Purchasing and production

As a pharmaceutical manufacturer, the company is exposed to various risks in connection with the procurement and production of its products. Biofrontera is dependent on suppliers for its production, whose exchange would entail lengthy regulatory approval processes. Difficulties regarding procurement prices, quality, delivery reliability or quantity at or with these suppliers may affect the company's revenue and results targets. By establishing alternative suppliers, changing production sizes and actively managing contracts and inventories, Biofrontera seeks to minimize these dependencies and ensure the supply of the required goods and services.

Risks associated with the manufacturing, bottling, storage and transportation of products may result in personal injury or material or environmental damage and may give rise to an obligation to pay damages. Using our own audit and monitoring system, Biofrontera regularly ensures that the manufacturing conditions at its most important suppliers meet the required standard. This enables us to avoid such risks and damages. We have also established our own production facilities for in-house production quality control of the BF-RhodoLED® lamp to reduce our dependence on suppliers in this area, too.

Business strategy

Due to changing framework conditions, the strategy chosen by the company to guarantee its sales, growth and profitability targets may not be sufficiently effective in the future. As part of the risk management process, management uses ongoing analyses to counteract current and potentially future influencing variables or developments in order to initiate suitable measures if necessary.

Staff

The recruitment of qualified and dedicated staff is a key prerequisite for the company's success. A high staff turnover rate could jeopardize the achievement of corporate goals and the safeguarding of the company's know-how. In order to counter these risks, motivate employees and retain key personnel, the company offers competitive compensation, participation in option programs and extensive training and professional development opportunities for employees. Furthermore, the Group pursues a diversity-orientated personnel policy in order to leverage the labor market's full potential. To date, Biofrontera is always succeeded in recruiting the qualified staff the company requires. For this reason, the company regards this risk as low. However, this assessment could change significantly in the case of a change of control.

Information technology and data protection

The Group's business processes and internal and external communication are increasingly based on global IT systems. A significant technical malfunction or total failure of IT systems could result in severe impairment of our business processes. It is of fundamental importance to us that both internal and external data remain confidential. If the confidentiality, integrity or authenticity of data or information were to be lost, the manipulation and/or uncontrolled outflow of data and know-how could arise. We have adopted appropriate measures to counteract this risk, such as a comprehensive authorization concept. The measures adopted by the company have always proven adequate to date, so such risk is to be regarded as low.

As a pharmaceutical company, Biofrontera is exposed to additional risks in the area of data protection. A large volume of personal data is generated, particularly in the area of clinical trials and drug safety reports and must be protected in particular under the new Basic Data Protection Regulation (EU-DSGVO). Violations or violations of these regulations may result in severe penalties against the company. Biofrontera counteracts these risks with continuous data protection processes and the implementation of legal guidelines.

Insurance cover

The company may be subject to the risk of insufficient insurance coverage for the continuation of business operations in the event of damage, for events affecting the company's assets or claims for damages due to product defects as well as actions by the company and its employees. Biofrontera mitigates these risks as part of its risk analysis with regular reviews of the adequacy of the relevant insurance cover.

Taxes

The future use of the tax loss carryforwards accrued to date in the consolidated group of companies may not be realized or may not be optimized due to the organizational structure of the company. To this end, Biofrontera carries out regular analyses to make appropriate adjustments, if necessary.

However, the company cannot influence the risk of limited use of the tax loss carryforwards due to changes in tax law or as a result of a tax-relevant change in the shareholder structure.

Law and compliance

The Biofrontera Group may be subjected to litigation or legal proceedings in the future. In particular, this includes risks arising from product liability, antitrust law, competition law, patent law, tax law and environmental protection. Risks may also arise in connection with publication and information obligations on the capital market. Inquiries and investigations on grounds of possible infringements of statutory or regulatory provisions may result in criminal and civil sanctions, including considerable

fines or other financial disadvantages and these may harm the company's reputation and ultimately have a negative effect on the company's success and performance.

Further information on litigation is provided separately in the "Litigation" section.

Opportunities

In addition to identifying risks, the Biofrontera Group's risk management system also includes opportunities that are to be seen as positive deviations from corporate planning.

The company sees opportunities in the expansion of its products' regulatory approvals, especially in the label extension for Ameluz® in our all markets, especially in the USA, to expand and exploit market potential. In addition, there is a medium and long-term opportunity to expand the portfolio by developing new products based on our nanoemulsion technology.

On March 19, 2019, Biofrontera signed an agreement to continue the expired research collaboration with Maruho regarding branded generics. As part of the newly agreed project phase Biofrontera will prepare the formulation of one of the four active ingredients in Biofrontera's nanoemulsion jointly tested during a previous project phase (Phase 1) for clinical trials. The agreement does not cover clinical testing possibly carried out during a subsequent project phase, which will be the subject of an additional agreement to be concluded between the parties in due course, depending on the results of the new project phase. Previously existing intellectual property (IP), in particular Biofrontera's nanoemulsion technology, shall remain the property of the respective owner. New IP and results of the new project phase, including project documentation, shall be shared equally by the parties. According to the current budget, the new project phase will require up to EUR 1.1 million in research costs, which are to be borne exclusively by Maruho. Should the costs exceed the currently budgeted amount to be borne by Maruho, the parties have agreed to consult on the next steps and the issue of how to bear the costs.

In addition, at the time of publication of the annual report, Maruho and Biofrontera are in negotiations about a cooperation in the research and development regarding the use of Ameluz® for the treatment of acne. Maruho and Biofrontera initially signed a non-binding term sheet on March 19, 2019. A corresponding development plan for the indication expansion was prepared and, in consultation with the FDA, the design of the necessary clinical studies was determined. On March 3, 2020 a binding term sheet was signed regarding a license agreement for the marketing of Ameluz® in East Asia and Oceania. In April 2020, the licensing agreement was signed by both parties and Maruho made the one-time down payment in the amount of EUR 6.0 million to Biofrontera.

Overall opportunity and risk situation at Biofrontera

The Biofrontera Management Board believes that the current COVID 19 crisis significantly impairs the ability of Biofrontera AG to provide reliable guidance at this time. We currently assume that the general economic conditions will normalize again during the second half of 2020 and that the planned capital measure can be executed.

However, the Management Board considers the overall risks that are not related to the current crisis to be manageable. The Management Board trusts the effectiveness of the risk management system with regard to the positive and negative changes of the business environment and the requirements of its current business. The assessment is based on various factors, which are summarized below:

- Since March 2020, the company has been directly affected by the global COVID-19 crisis. The company has taken immediate steps to safeguard its business processes through comprehensive cost reductions, emergency plans to maintain central processes and measures to protect its employees. The full impact on the future performance of the business remains unknown at the time of publication of the 2019 Annual Report.

- To date, the Group has been able to meet its payment obligations at all times. The company's current level of liquidity is sufficient due to the drawdown of the second tranche of the EIB loan in February 2019 as well as the receipt of the EUR 6.0 million down payment form Maruho as part of the licensing agreement signed in April 2020. A further capital increase, scheduled for March 2020, was cancelled until further notice due to the corona crisis. There is no guarantee that Biofrontera will be able to carry out any such capital measure at a later date. Should this no longer be possible

due to an ongoing crisis caused by the COVID 19 pandemic, this would pose a threat to the going-concern status of the Biofrontera Group,

- With the approval of daylight PDT with Ameluz® in the EU in 2018, Biofrontera's market position was further strengthened. We hope to further increase the market potential of Ameluz® from the recently obtained EU label expansion for photodynamic therapy of actinic keratoses on the extremities as well as the trunk and neck.

- To further increase our growth opportunities in the U.S. market, we are currently conducting a study for the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in combination with our red-light lamp BF-RhodoLED®, for which we started patient recruitment in September 2018.

- In the United States, the company is also working diligently to improve reimbursement modalities and to expand the approval to include the treatment of actinic keratoses on the extremities, trunk and neck. For the latter, Biofrontera will soon conduct a further clinical trial in the USA in order to obtain a respective label extension. To ensure the reimbursement of several tubes for the treatment of larger body regions in the periphery, Biofrontera is currently planning a pharmacokinetics study in which the safety of the treatment with three tubes of Ameluz® will be tested.

- To further strengthen its competitive position, Biofrontera is working on the development of the new lamp "BF-RhodoLED® XL", which will allow the application of Ameluz® on larger areas. With the market launch of this new medical product, the company expects a further increase in sales of Ameluz®, especially in the US market.

- As a result of the restructuring of the US subsidiary Biofrontera Inc. at the beginning of 2020 with local operational management as well as the reorganization of the European sales structure under unified management, the company sees an opportunity for future increased sales growth both in the USA and in Europe.

- Biofrontera sees further opportunities in the expansion of the US-product portfolio with the FDA-approved drug Xepi™, which was launched in November 2018 and complements the company's existing core business. It was added as part of Biofrontera's acquisition of Cutanea Life Sciences, Inc. The expansion of the US product portfolio represents an opportunity for continued company growth and strengthening of the US-market presence.

- Biofrontera considers itself well positioned with regard to the legal disputes described in the following chapter. Provisions were made in the year under review for future legal costs, which include the estimated costs for legal disputes with DUSA Pharmaceuticals, Inc. and the Deutsche Balaton Group until a ruling is issued in the next instance. While we assume that the claims of DUSA Pharmaceuticals, Inc. in particular are unjustified, we are unable to guarantee a successful outcome in court.

Litigation

In March 2018, DUSA Pharmaceuticals, Inc. (DUSA) brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the U.S. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. For these claims, DUSA has asserted damages for profits allegedly lost by DUSA or alleged unjust enrichment for profits gained by Biofrontera from sales of the BF-RhodoLED® and Ameluz® in the United States.

Submission of expert reports and related discovery regarding these claims finished in early December 2019. The parties have filed motions for summary judgment and motions to exclude certain expert testimony, with briefing closing on February 18, 2020. Through these expert reports and motions, our responses to the patent claims include that we do not infringe the DUSA patents and that the patents are invalid. With regard to the non-patent claims, our responses include that the information does not constitute trade secrets and that Biofrontera's actions do not constitute any violation of trade practices. With regard to DUSA's claims for damages, our responses include that DUSA has not proven it is entitled to lost profits or unjust enrichment.

We believe the court likely will next set a hearing date and issue a decision on the motions, and will then set a schedule for the case to proceed to trial if necessary. Although as of the date of this annual report, no dates have been assigned, we expect the

case to proceed through 2020 or 2021. We believe that these claims lack merit and intend to defend against them vigorously; however, we cannot guarantee that we will be successful. The court largely denied a motion by DUSA for a preliminary injunction, but did order Biofrontera not to use any documents, or documents derived from documents, that originated at DUSA.

In addition, Biofrontera submitted petitions for inter partes review to the Patent Trial and Appeal Board (PTAB) seeking to have the patents declared invalid. The PTAB issued decisions on February 26, 2019, finding a reasonable likelihood of success on invalidity arguments for some claims, but nonetheless denying institution of the review petitions because the PTAB disagreed on the remainder of claims.

We have incurred, and expect to continue to incur, significant expenses in defending these claims, and we expect to have to divert significant employee resources, including management resources, to defend the claims.

In July 2018, Biofrontera Inc. brought a lawsuit against DUSA in California Superior Court. Biofrontera's complaint alleges that DUSA engaged in unfair competition by providing excessive product samples to physicians and by using its distributor to inflate product prices. Biofrontera's complaint also alleges that DUSA engaged in tortious interference by making statements to third parties regarding the off-label use of its products. Though the court has dismissed Biofrontera's claims related to DUSA's sampling and pricing practices, the court has allowed Biofrontera's tortious interference claims to proceed to discovery.

On June 11, 2018, Biofrontera filed a complaint in the United States District Court for the Southern District of New York against Deutsche Balaton AG, Wilhelm Konrad Thomas Zours, Delphi Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG, Deutsche Balaton Biotech AG, and Axxion S.A., alleging violations of U.S. federal securities law and state common law in connection with actions taken by the defendants during a tender offer for Biofrontera's shares that were designed to defame Biofrontera and negatively impact its share price. On October 1, 2018, Axxion was voluntarily dismissed from the litigation. On December 6, 2018, the remaining defendants filed a motion to dismiss. The motion to dismiss was fully briefed on February 11, 2019. On July 8, 2019, prior to the court issuing a decision on the motion to dismiss, Biofrontera amended its complaint to include additional allegations regarding the defendants' tender offer that was the subject of the original complaint and allegations regarding a subsequent tender offer made by certain of the defendants in 2019, including that defendants have committed continuing and new violations of U.S. federal securities law. On August 19, 2019, defendants moved to dismiss the amended complaint. The motion was fully briefed on November 8, 2019. On March 27, 2020, the court issued a ruling granting in part and denying in part defendants' motion to dismiss, permitting certain of Biofrontera's U.S. federal securities law claims to move forward. The court also ordered that the parties conduct jurisdictional discovery in connection with all of the remaining claims and submit supplemental briefing on Biofrontera's common law claims.. Deutsche Balaton AG, Wilhelm Konrad Thomas Zours and Delphi Unternehmensberatung AG are among our major shareholders.

Deutsche Balaton AG had filed in 2017 an application for a special audit with the Regional Court of Cologne to investigate the contractual situation with Maruho Co. Ltd., Japan and related matters. The special audit request was rejected by the Cologne Regional Court in November 2017. Deutsche Balaton AG filed an appeal against the rejection, which was dismissed by the Cologne Higher Regional Court by order on July 31, 2019. DELPHI Unternehmensberatung AG, which indirectly holds the majority of the shares of Deutsche Balaton AG, filed an identical application for a special audit with the Cologne Regional Court in January 2018. These proceedings were suspended until the Cologne Higher Regional Court had ruled on the appeal by Deutsche Balaton AG. Meanwhile DELPHI Unternehmensberatung AG has withdrawn its application. Both legal proceedings were thus terminated in favour of Biofrontera AG. annual general meeting

Deutsche Balaton AG has further brought a claim for rescission and nullity against the negative resolutions of the Annual General Meeting of July 11, 2018 regarding the proposed resolutions under agenda item 8 (conducting a special audit on the circumstances of the cooperation with the (indirect) major shareholder Maruho Co. Ltd. and its affiliated companies), agenda item 9 (decision on the assertion of claims for damages against the members of the Management Board Prof. Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG as well as the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG), Agenda Item 10 (conducting of a special audit on the circumstances of the capital increase at the beginning of 2018 and the associated US listing) and Agenda Item 11 (Decision on the assertion of compensation claims against the Management Board members Prof. Dr. Lübbert and Schaffer, against the Supervisory Board member Dr. John Borer as well as against Maruho Deutschland GmbH and Maruho Co., Ltd pursuant to Section 147 (1) AktG and the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG due to the circumstances of the capital increase in February 2018 (including the US listing and

the US share placement). With regard to the above-mentioned agenda items 8 to 11, Deutsche Balaton AG also filed a positive claim for a resolution to declare that it is to be recognized that the Annual General Meeting adopted the resolutions in accordance with the resolution proposals published for this purpose. Furthermore, under agenda item 4 (Elections to the Supervisory Board), a positive action for resolution was filed with the motion to declare that Mr. Mark Sippel had been elected to the Supervisory Board as successor to Mr. Mark Reeth with effect from the end of the Annual General Meeting on July 11, 2018. An action for rescission and nullity was filed against the resolution to reject the election of Mr. Sippel adopted at the Annual General Meeting. Deutsche Balaton AG withdrew the claims with regard to the latter two matters in dispute.

DELPHI Unternehmensberatung AG, Heidelberg, filed an action for rescission and annulment against resolutions of the annual general meeting of Biofrontera AG on 10 July 2019.
The complaint is filed against the election of Prof. Dr. Franca Ruhwedel to the supervisory board and against the resolution of the annual general meeting not to elect Wilhelm K.T. Zours to the supervisory board (agenda item 4 of the annual general meeting). In addition, a positive action for a resolution was filed, according to which the court is to declare that Mr. Wilhelm K.T. Zours was elected to the supervisory board.

The action is also directed against the rejecting resolutions of the annual general meeting under the Agenda item 7 (Resolution to conduct a special audit regarding the circumstances of the acquisition of Cutanea Life Sciences, Inc. from Maruho), 8 (Resolution to conduct a special audit regarding the circumstances of the cooperation agreement dated March 19, 2019 with the (indirect) major shareholder Maruho Co. Ltd. regarding branded generics and regarding the extension of indications and distribution of Ameluz®), 9 (Resolution on the assertion of claims for damages against the Management Board members Prof. Dr. Lübbert and Schaffer and the appointment of a Special Representative to assert these claims in accordance with section 147 (2) AktG), 10 (Dismissal of the supervisory board member Dr. Ulrich Granzer, election of a new supervisory board member and election of a substitute member for the newly elected supervisory board member), 11 (Dismissal of the supervisory board member Dr. John Borer, election of a new supervisory board member and election of a substitute member for the newly elected supervisory board member) 12 (Amendment of Article 13 of the Articles of Association (resignation from the supervisory board / dismissal from office)), 13 (Resolution on the assertion of claims for damages against the Management Board members Prof. Dr. Lübbert and Schaffer and against Maruho Deutschland GmbH and Maruho Co. Ltd. in accordance with section 147 (1) of the AktG and the appointment of a Special Representative for the assertion of these claims in accordance with section 147 (2) of the AktG) and 14 (Cancellation of the resolution passed under agenda item 6 of the annual general meeting held on 24 May 2017 (creation of authorised capital in the amount of EUR 4,000,000 with the option to exclude shareholders' subscription rights), creation of new authorised capital 2019 and amendment of the Articles of Association).

With regard to agenda items 7 to 14, the complaint was also filed for a positive decision by the court, according to which it should be stated that the Annual Shareholders' Meeting adopted the resolutions in accordance with the resolution proposals of Deutsche Balaton AG, partly in the form of countermotions to these proposals submitted at the Annual Shareholders' Meeting. The lawsuit is currently pending at Cologne Regional Court under file number 82 O 75/19.
Biofrontera AG has applied for and received various injunctions against Automattic Inc, San Francisco, USA, at the Hamburg Regional Court. Automattic Inc. is the operator of the portal WordPress.com, on which a (so far) unknown person publishes a blog with false and defamatory allegations about Biofrontera AG and its management. Corresponding lawsuits against Automattic Inc. are being prepared.

A shareholder has claimed against Biofrontera AG that on the occasion of the capital increase conducted in April 2016, fewer shares were allocated to him than in his opinion should have been allocated. The shareholder is claiming alleged damages of EUR 48,500. The claim has so far only been asserted out of court. A claim to the competent court has not yet been filed. Biofrontera AG considers the demand to be without merit.

Remuneration report

The remuneration of the Management Board members consists of a fixed salary that is paid in twelve equal monthly instalments. In addition, an annual performance-related bonus payment is planned for the members of the Management Board, which must be linked to the long-term success of the company in accordance with the law on the appropriateness of Management Board remuneration. A long-term compensation component also exists through participation in the company's stock option plan.

The total remuneration paid to members of the Management Board in the 2019 financial year and the total accumulated number of stock options issued to the Management Board as of December 31, 2019 were as follows:

in Euro thousands unless otherwise indicated	Prof. Dr. Hermann Lübbert	Thomas Schaffer	Christoph Dünwald
Non-performance-based salary component 2019	350	257	275
Compensation in kind 2019	16	12	16
Retirement benefit expenses 2019	-	-	-
Non-performance-based salary component 2018	350	230	250
Compensation in kind 2018	16	11	14
Retirement benefit expenses 2018	-	-	-
Performance-based salary component 2019	167	154	140
Performance-based salary component 2018	80	70	50
Fair value of stock options granted 2019	37	25	25
Fair value of stock options granted 2018	188	117	117
Income from the exercise of stock options 2019	149	-	-
Income from the exercise of stock options 2018	94	83	-
Number of stock options (Dec 31, 2019)	244,495	150,000	150,000
Fair value when granted (2019)	414	255	255
Number of stock options (Dec 31, 2018)	276,850	140,000	140,000
Fair value when granted (2018)	423	230	230
thereof granted 2019 (number of stock options)	14,495	10,000	10,000
thereof granted 2018 (number of stock options)	80,000	50,000	50,000

Company cars are also available to the members of the Management Board for business and private use. The existing employment contracts stipulate that - depending on the achievement of targets to be mutually agreed - an annual bonus is payable. If the targets are exceeded, the maximum annual bonus payable is capped. If the targets are missed by less than 70%, the bonus payment is reduced straight-line. No bonus is to be paid, if the targets are missed by a greater margin than this. At the end of each fiscal year, the performance measurements for the following fiscal year are mutually agreed upon in a performance target agreement.

Severance pay in the event of premature termination of a member of the Management Board's duties without good cause is capped at twice the specified annual salary and amounts to no more than the total remuneration due for the remaining period of the contract (severance cap). In the event of a takeover offer within the meaning of the German Securities Acquisition and Takeover Act (WpÜG), all members of the Management Board are entitled to severance payments amounting to three years' salary.

To further enhance the long-term incentive effect of variable compensation and consequently align it with the company's sustainable development and growth, the members of the Management Board have obligated themselves to hold as private assets ordinary shares in the company for share options granted from the 2010 share option program for a three-year period beginning one month after the options' issue date ("restricted shares"), and thereby be invested in the company. The level of personal commitment is specified differently in detail for each member of the Management Board. An early sale of such restricted ordinary share must be reported immediately to the Supervisory Board Chair, and the company can request a return transfer of an equivalent number of stock options free of charge within a month of receiving such notification, with the most recently granted options being those that must be returned first (last in, first out). A return transfer is not required if the Management Board member can demonstrate that the sale of the restricted shares was necessary to meet pressing financial obligations.

Takeover information

Trading platforms

Biofrontera shares are traded under ticker symbol B8F and ISIN DE0006046113 in the Prime Standard segment of the Frankfurt Stock Exchange and on all other German stock exchanges. In the USA, shares of Biofrontera AG are traded as American Depositary Shares (ADS) on the U.S. Nasdaq Stock Exchange under the ticker symbol BFRA. One ADS securitizes the right to two ordinary shares of Biofrontera AG.

Shareholders

The detailed presentation of the positions held by the shareholders as of December 31, 2018 on the basis of the mandatory disclosures by the shareholders can be found in the notes to the consolidated financial statements under 9 Equity and in the notes to the individual financial statements of Biofrontera AG under item III. Information on the balance sheet and income statement under 6 Subscribed capital, capital reserve, conditional capital.

Share capital and existing capital

The detailed presentation of share capital as of December 31, 2019, is included in the notes to the consolidated financial statements under 9 Equity and in the notes to the single-entity financial statements of Biofrontera AG under III Information on the balance sheet and income statement under 6 Subscribed capital, capital reserves, conditional capital.

Articles of association

The Articles of Association of Biofrontera comply with the applicable statutory requirements. There are no stipulations beyond Sections 84, 85 and Sections 133, 179 of the German Stock Corporation Act regarding the appointment and dismissal of members of the Management Board.

Corporate governance declaration pursuant to Sections 289f and 315d HGB including the statement on the German Corporate Governance Code required by Section 161 AktG.

Pursuant to Sections 289f and 315d HGB, listed stock corporations are required to issue a declaration relating to their corporate governance. This must either be included in the combined management and Group management report or be published on the company's website. The current corporate governance declaration by Biofrontera AG and the corporate governance report are available on the company's website at www.biofrontera.com in the section "Investors", subsection "Corporate Governance".

Leverkusen, April 20, 2020
Biofrontera AG

Prof. Dr. Hermann Lübbert
Chief Executive Officer

Thomas Schaffer
Chief Financial Officer

Consolidated financial statements as of December 31, 2019

Consolidated balance sheet as of December 31, 2019

Assets

in EUR thousands		December 31, 2019	December 31, 2018
Non-current assets			
Tangible assets	(1)	5,230	794
Intangible assets	(1)	22,848	352
Deferred taxes	(8)	7,794	10,400
Total non-current assets		**35,872**	**11,546**
Current assets			
Current financial assets			
Trade receivables	(3)	5,031	3,397
Other financial assets	(4)	1,077	794
Cash and cash equivalents	(7)	11,119	19,451
Total current financial assets		**17,227**	**23,642**
Other current assets			
Inventories	(2)	4,065	3,177
Income tax reimbursement claims	(6)	4	53
Other assets	(5)	1,195	715
Total other current assets		**5,264**	**3,945**
Total current assets		**22,491**	**27,587**
Total assets		**58,363**	**39,133**

The accompanying notes are an integral part of these consolidated financial statements.

Equity and liabilities

in EUR thousands		December 31, 2019	December 31, 2018
Equity	(9)		
Subscribed capital		44,849	44,632
Capital reserve		118,103	117,109
Capital reserve from foreign currency conversion		(288)	(2)
Loss carried forward		(145,351)	(136,505)
Loss for the period		(7,358)	(8,878)
Total equity		**9,955**	**16,356**
Non-current liabilities			
Financial debt	(10)	22,110	13,462
Other provisions	(13)	-	1,545
Other financial liabilities	(11)	14,720	-
Total non-current liabilities		**36,830**	**15,007**
Current liabilities			
Current financial liabilities			
Trade payables	(12)	4,196	1,806
Current financial debt	(10)	1,212	165
Other financial liabilities	(11)	99	29
Total current financial liabilities		**5,507**	**2,000**
Other current liabilities			
Income tax	(6)	11	-
Other provisions	(13)	3,495	2,891
Other current liabilities	(14)	2,565	2,879
Total other current liabilities		**6,071**	**5,770**
Total current liabilities		**11,578**	**7,770**
Total equity and liabilities		**58,363**	**39,133**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income for the fiscal year 2019

in EUR thousands		2019	2018
Sales revenue	(16)	31,265	21,107
Cost of sales	(17)	(4,875)	(4,451)
Gross profit from sales		26,390	16,656
Operating expenses			
Research and development costs	(18)	(4,636)	(4,427)
General administrative costs	(19)	(16,275)	(12,963)
Sales costs	(20)	(28,856)	(17,744)
Loss from operations		**(23,377)**	**(18,478)**
Interest expenses	(21)	(2,466)	(1,614)
Effective interest expenses	(21)	(245)	(170)
Interest income	(21)	127	24
Other expenses	(22)	(799)	(332)
Other income	(22)	7,171	1,301
Other income from the PPA (Badwill)	(22)	14,812	-
Loss before income tax		**(4,777)**	**(19,269)**
Income tax	(23)	(2,581)	10,391
Loss for the period		**(7,358)**	**(8,878)**
Expenses and income not included in profit/loss			
Items which may in future be regrouped into the profit and loss statement under certain conditions. Translation differences resulting from the conversion of foreign business operations		(286)	(702)
Other income total		(286)	(702)
Total loss for the period		**(7,644)**	**(9,580)**
Basic/diluted earnings per share	(24)	(0,16)	(0,20)

The accompanying notes are an integral part of these consolidated financial statements.
Both the net result for the year and the consolidated result are fully attributable to the shareholders of Biofrontera AG.

Consolidated statement of changes in equity for the fiscal year 2019

(in EUR thousands except for share information)		Ordinary shares	Subscribed capital	Capital reserve	Capital from foreign currency conversion adjustments (OCI)	Accumulated loss	Total
Balance as of January 1, 2018		**38,416,828**	**38,417**	**100,769**	**700**	**(136,505)**	**3,381**
Loss for the period		-	-	-	-	(8,878)	(8,878)
Foreign currency conversion		-	-	-	(702)	-	(702)
Consolidated result		-	-	-	**(702)**	**(8,878)**	**(9,580)**
Capital Increase		6,000,000	6,000	18,000	-	-	24,000
Conversion from convertible bond 2016/2021		6,874	7	26	-	-	33
Conversion from convertible bond 2017/2022		13,472	13	51	-	-	64
Conversion of stock options from the stock option program		195,500	195	433	-	-	628
Costs of equity procurement		-	-	(2,432)	-	-	(2,432)
Increase in capital reserve from the stock option program		-	-	262	-	-	262
Balance as of December 31, 2018	(9)	**44,632,674**	**44,632**	**117,109**	**(2)**	**(145,383)**	**16,356**
Balance as of December 31, 2018	(9)	**44,632,674**	**44,632**	**117,109**	**(2)**	**(145,383)**	**16,356**
First-time application of IFRS 16		-	-	-	0	32	32
Balance as of January 1, 2019		**44,632,674**	**44,632**	**117,109**	**(2)**	**(145,351)**	**16,388**
Loss for the period		-	-	-	-	(7,358)	(7,358)
Foreign currency conversion		-	-	-	(286)	-	(286)
Consolidated result		-	-	-	**(286)**	**(7,358)**	**(7,644)**
Conversion from convertible bond 2017/2022		118,841	119	429	-	-	548
Conversion of stock options from the stock option program		97,850	98	207	-	-	305
Costs of equity procurement		-	-	(2)	-	-	(2)
Increase in capital reserve from the stock option program		-	-	360	-	-	360
Balance as of December 31, 2019	(9)	**44,849,365**	**44,849**	**118,103**	**(288)**	**(152,709)**	**9,955**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement for the fiscal year 2019

in EUR thousands		01.01.-31.12.2019	01.01.-31.12.2018
Cashflows from operations			
Loss before income tax		(4,777)	(19,269)
Adjustments to reconcile loss before income tax to cash flow into operations			
Income tax		36	(9)
Financial result		2,658	1,784
Depreciation		3,156	754
Other non-current provisions		(1,545)	1,545
Losses from disposal of assets		386	5
Non-cash (income) and expenses		(15,334)	(328)
Changes in operating assets and liabilities			
Trade receivables		(673)	(1,836)
Other assets and income tax assets		3,044	(149)
Inventories		(148)	368
Trade payables		596	185
Provisions		710	2,366
Other liabilities		(21,003)	1,150
Net cash flow used in operational activities		**(32,894)**	**(13,434)**
Cash flow from investment activities			
Purchase of intangible and tangible assets		(1,854)	(513)
Business combination Cutanea		22,814	-
Proceeds from sale of intangible and tangible assets		93	2
Net cash flow from (used in) investment activities		**21,053**	**(511)**
Cashflows from financing activities			
Proceeds from the issue of shares		-	24,000
Costs of equity procurement		(3)	(1,768)
Proceeds from draw down of EIB loan		5,000	-
Proceeds from exercise of employee stock options		305	628
Leasing payments		(1,183)	-
Interest paid		(664)	(536)
Repayment of convertible bond 2016/2021		-	(50)
Net cash flows provided by financing activities		**3,455**	**22,274**
Net increase/(decrease) in cash and cash equivalents		(8,386)	8,329
Changes from exchange rate differences		54	39
Cash and cash equivalents at the beginning of the period		19,451	11,083
Cash and cash equivalents at the end of the period	(27)	**11,119**	**19,451**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements as of December 31, 2019

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of Cologne District Court, Department B under No. 49717, together with its wholly owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH, all with head office at Hemmelrather Weg 201, 51377 Leverkusen, Germany, as well as the Spanish branch operation Biofrontera Pharma GmbH sucursal en España based in Cornellá de Llobregat, and Biofrontera Inc., which is based in Woburn, Massachusetts, U.S., research, develop and market dermatological products. At year-end, the companies of Cutanea Life Sciences, Inc. acquired in 2019 as well as Biofrontera Newderm Inc. were merged with Biofrontera Inc.

Summary of significant accounting policies

Basis for preparation of the consolidated financial statements

The consolidated financial statements for Biofrontera AG for the financial year from January 1, 2019 to December 31, 2019 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC), which are endorsed by the European Union (EU) and applicable on the balance sheet date. In addition, statutory provisions pursuant to Section 315a (1) of the German Commercial Code (HGB) have been complied with.

The consolidated financial statements are prepared on a going concern basis. With regard to material uncertainties in connection with the going concern status, we refer to Note 33 Subsequent events.

Biofrontera AG is the parent company, which prepares consolidated financial statements for the group companies.
The consolidated financial statements as at December 31, 2019 are presented in euros (EUR) or thousands of euros. Rounding differences can arise in the tables due to commercial rounding.

On April 20, 2020, the Management Board approved the consolidated financial statements for the financial year ending 31 December 2019 for publication and forwarding to the Supervisory Board.

Changes in accounting standards

The accounting policies applied are consistent with those applied on December 31, 2018, with the exception of the new and revised standards and interpretations described below that were applied for the first time starting with the 2019 financial year.

Standard	Description	Mandatory application	Expected effects
IFRS 16	"Leases"	January 1, 2019	See below
Amendment to IFRS 9	"Financial instruments" Early repayment regulations with negative compensation	January 1, 2019	No effects
IFRIC 23	Uncertainty over income tax treatments	January 1, 2019	No effects
Amendment to IAS 19	"Employee benefits" Plan Amendments, curtailments or settlements	January 1, 2019	No effects
Amendment to IAS 28	"Holdings in associated companies and joint ventures" Long term holdings in associated companies and joint ventures	January 1, 2019	No effects

Standard	Description	Mandatory application	Expected effects
Annual Improvements to IFRSs	Annual improvements to IFRSs Cycle 2015-2017	January 1, 2019	No effects

First-time application of IFRS 16

Biofrontera has applied the new standard IFRS 16 "Leases" for the first time for the 2019 financial year.

For financial years beginning on or after January 1, 2019, IFRS 16 requires the application of a new lease standard. Contrary to the previous regulation, it provides for lessees to recognize on the balance sheet the rights of use and lease liabilities resulting from leases. The previous distinction between operating leases, which are generally off-balance sheet, and finance leases, which are on-balance sheet, is therefore no longer applicable. The leasing liability to be carried as a liability is calculated as the net present value of the highly probable payments to be made to the lessee. They are carried forward using the so-called effective interest method. The right of use of the underlying asset to be recognized in return is to be recognized at cost at the beginning of the lease. In addition to the lease payments, any initial direct costs of the lessee and dismantling costs are included in the calculation. Incentive payments made by the lessor are deducted. The activated right of use is to be depreciated on a straight-line basis and tested for impairment if there is any indication of impairment.

The new regulations for lessors essentially correspond to the previous regulations.

The leasing contracts concluded by Biofrontera as lessee mainly relate to buildings and motor vehicles used for operational and administrative purposes. The company has applied the new accounting standard under the modified retrospective method to leases with a remaining term of more than one year as of January 1, 2019. Leases of lesser value are excluded.

The carrying amounts of the rights of use and lease liabilities to be recognized are carried forward as if the new standard had already been applied in the past. Future lease payments are to be discounted at the imputed interest rate of the lessor or, if not available, at the marginal borrowing rate on the date of first application. Differences between the carrying amounts of the lease rights to be recognized for the first time and the lease liabilities change the Group's reserves, taking deferred taxes into account. The previous year's figures have not been adjusted.

Biofrontera has decided to make use of the simplification of IFRS 16.6 for expenses from leasing relationships with a remaining term of no more than one year and from leasing relationships with a low value, and to immediately expense monthly leasing instalments, in other words, applying the same accounting treatment as with IAS 17.

Biofrontera will not show the rights of use and leasing liabilities separately on its balance sheet, but rather include them in items that contain comparable assets and liabilities.

The first-time application of IFRS 16 had no material effect on the calculation of the basic earnings per share.

The marginal interest rate on the date of first-time application was 1.53% for buildings, 1.85% for motor vehicles (Germany) and 5.20% (USA). There were no onerous leases as of January 1, 2019. The first-time application of IFRS 16 had the following effects:

Leasing in EUR thousands	31.12.2018 carrying amount	Amendment IFRS 16	01.01.2019 carrying amount
Tangible assets	794	2,335	3,129
Loss carried forward	(145,383)	32	(145,350)
Non-current financial liabilities	13,462	1,698	15,160
Current financial liabilities	165	606	771

Future changes in accounting standards

Biofrontera has not implemented early adoption or does not intend to implement early adoption of the following standards, interpretations and amendments to the set of regulations approved by the IASB:

Standard	Description	Mandatory application	Expected effects
Amendment to IFRS 3*	"Business combinations": Definition of a business	January 1, 2020	No effects
Amendment to IFRS 9	"Financial instruments", IFRS 7 "Financial instruments: Disclosures" and IAS 39 "Financial instruments: Recognition and valuation": Interest Rate Benchmark Reform	January 1, 2020	No effects
Amendment to IAS 1	"Presentation of financial statements" and IAS 8 "Accounting policies, changes in accounting estimates and errors": definition of "material"	January 1, 2020	No effects
Amendment to IAS 1, IAS 8*	"Presentation of financial statements": classification of liabilities as current or non-current	January 1, 2022	No effects
Amendments to References to the Conceptual Framework*	References to the Conceptual Framework	January 1, 2020	No effects
IFRS 17*	Insurance Contracts	January 1, 2021	No effects

* Adoption by the EU still pending

Basis of consolidation

The consolidated financial statements for the financial year ending 31 December 2018 include the financial statements of the parent company, Biofrontera AG, and the subsidiary companies in which the parent has a direct majority of the voting rights. The following companies have been included in the consolidated financial statements. The shareholdings are unchanged from the previous year:

1. Biofrontera Bioscience GmbH, Leverkusen, Germany, with a direct interest of 100%
2. Biofrontera Pharma GmbH, Leverkusen, Germany, with a direct interest of 100%
3. Biofrontera Development GmbH, Leverkusen, Germany, with a direct interest of 100%
4. Biofrontera Neuroscience GmbH, Leverkusen, Germany, with a direct interest of 100%
5. Biofrontera Inc., Woburn, Massachusetts, U.S., with a direct interest of 100%

The following companies are included in the consolidated financial statements as of December 31, 2019. These were merged with Biofrontera Inc. in 2019:

6. Biofrontera Newderm LLC, Woburn, Massachusetts, USA, with a direct shareholding of 100% (founded March 21, 2019; merged on December 31, 2019)
7. Cutanea Life Sciences, Inc., Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date March 25, 2019; merged on December 30, 2019)
8. Dermarc LLC, Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date March 25, 2019; merged on December 27, 2019)

9. Dermapex LLC, Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date March 25, 2019; merged on December 27, 2019)

The basis for the consolidation of the companies included in the consolidated financial statements are the financial statements (or HBII pursuant to IFRS) of these companies prepared for December 31, 2019 pursuant to uniform principles. The consolidated financial statements as of December 31, 2019 have been prepared on the basis of uniform accounting policies (IFRS).

The subsidiaries have been fully consolidated from the date of acquisition. The date of acquisition is the date when the parent company obtained control of these subsidiaries. The subsidiaries are included in the consolidated financial statements until control over these companies no longer exists.

All intercompany receivables and liabilities as well as income and expenses were eliminated in the course of consolidation. Interim results were eliminated

Business combinations

Cutanea Life Sciences, Inc.

On March 25, 2019, Biofrontera Inc. entered into an agreement with Maruho to acquire 100% of the shares of Cutanea Life Sciences, Inc., USA including its subsidiaries Dermark LLC and Dermapex LLC (together "Cutanea") through its wholly owned subsidiary Biofrontera Newderm LLC, USA, ("Biofrontera"), newly founded on March 21, 2019. Cutanea has been marketing Aktipak®, a prescription gel for the treatment of acne, as well as Xepi™, a prescription cream for the treatment of impetigo, since November 2018. Due to technical difficulties in the manufacturing process of Aktipak®, sales of the drug were discontinued in summer 2019.

The acquisition of Cutanea Life Sciences, Inc. in March 2019 has enabled Biofrontera to market a FDA-approved drug that has already been introduced in the US market. We are convinced that with Xepi™ our portfolio now includes an innovative, promising product with a large market potential.

Biofrontera acquired Cutanea for an initial purchase price of USD 1.00. Maruho will provide up to USD 7.3 million in start-up financing for Cutanea's redesigned business activities (start-up costs). An additional part of the purchase price equal to the start-up costs actually paid is to be paid back to Maruho by 2023.

As part of the earn-out agreement with Maruho, the profits from the sale of Cutanea products will be shared equally between Maruho and Biofrontera until 2030. Maruho has also agreed to assume all running costs that may be incurred during the first three months after completion of the transaction. Maruho also indemnifies Biofrontera and Cutanea against all liabilities relating to or resulting from the pre-contractual period. In addition, Maruho assumed all Cutanea restructuring costs that incurred in the period up to three months after the acquisition.

According to the purchase agreement, the acquisition date is March 25, 2019. As a consequence, the acquisition was made with economic effect from that date. As of the same date, Biofrontera gained control over the acquired companies, which means that Cutanea will be fully consolidated in the consolidated financial statements of Biofrontera in accordance with IFRS 3 with effect from March 25, 2019.

Estimates related to the acquisition of Cutanea Life Sciences, Inc. on March 25, 2019

The fair values of the assets and liabilities (in accordance with IFRS 3) on the acquisition date March 25, 2019 are as follows:

in EUR thousands	March 25, 2019
Non-current assets	
Property, plant and equipment	1,340
Intangible assets	23,604
Total non-current assets	24,944

in EUR thousands	March 25, 2019
Current assets	
Trade receivables	1,004
Cash and cash equivalents	20,231
Inventories	763
Other assets	3,758
Total other current assets	**25,756**
Total assets	**50,700**
Non-current liabilities	
Financial liabilities	495
Current liabilities	
Trade payables	1,795
Other current liabilities	22,110
Total current liabilities	23,905
Total equity and liabilities	**24,400**
Net assets	**26,300**
Purchase price (earn out)	**11,488**
Badwill	**14,812**

The badwill, i.e. the difference between the assets and liabilities of Cutanea at the time of acquisition and the carrying amounts of the assets and liabilities of Cutanea at the time of acquisition, is offset by future expenses for reorganizing the business activities of Cutanea and establishing the distribution of Xepi™. The seller (Maruho) hopes that the successful marketing of Cutanea products by Biofrontera and the associated share of profit will bring economic advantages over continuing this business on its own.

Based on the assumption that Maruho would fully finance the start-up costs, the purchase price increases to EUR 17,325 thousand as of April 1, 2019. No contingent liabilities were identified.

The following assets and liabilities were measured at fair value as part of the purchase price allocation. The assumptions for the valuation of the intangible assets are as follows:

Assets and liabilities identified at acquisition date	Fair value in EUR thousands	Valuation method	Operating life	Cost of capital
Intangible assets				
Xepi™ marketing license	23,604	Acquisition method	139 months	9.1 %

The results of operations of Cutanea Life Sciences, Inc. including all subsidiaries is as follows:

in EUR thousands	March 25 – December 31, 2019
Sales revenue	822
Cost of sales	(1,148)
Gross profit on sales	**(326)**
Research and development costs	(103)
General administrative costs	(2,334)
Sales costs	(5,906)
Loss on operations	**(8,669)**

in EUR thousands	March 25 – December 31, 2019
Interest expenses	(16)
Interest income	85
Other expenses	(1,996)
Other income due to reimbursement by Maruho	6,215
Other income	108
Loss before income tax	**(4,273)**
Income tax	65
Loss after income tax	**(4,208)**

If the acquisition had taken place on January 1, 2019, the contribution to sales would have been EUR 1,635 thousand. The loss of Cutanea could not be determined.

The transaction costs included in current expenses amount to EUR 297 thousand.

Due to the integration of Cutanea's activities into Biofrontera Inc., the existing deferred tax assets at Cutanea were not capitalized, as these probably cannot be offset against future profits.

Translation of amounts in foreign currencies

The consolidated financial statements as of December 31, 2019 have been prepared in EUR (or thousands of EUR), which is the functional currency of all the German companies included in the consolidated financial statements and is the Group's reporting currency.

For subsidiaries with a functional currency that is the local currency of the country in which they have their registered office, the assets and liabilities that are recognized in the foreign currency on the balance sheets of the foreign, economically independent subsidiaries, are converted to euros applying the relevant period-end exchange rate (2019: 1.1227 USD/EUR, previous year 1.1445 USD/EUR). Income and expense items are translated applying the average exchange rates applicable to the relevant period (2019: 1.1194 USD/EUR, previous year: 1.1818 USD/EUR). The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components (2019: EUR -286 thousand, previous year: EUR -702 thousand).

Transactions realized in currencies other than EUR are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses resulting from such translation are recognized in the income statement in the amount of EUR 324 thousand (previous year: EUR 650 thousand).

Application of estimates

The preparation of the consolidated financial statements for December 31, 2019 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities as reported on the balance sheet date, and revenues and expenses arising during the financial year.

The main areas of application for assumptions, estimates and the exercise of scope for discretion lie in the fair value measurements in accordance with IFRS 13, in particular the determination of the fair values of assets and liabilities as part of the purchase price allocation (PPA). In addition, estimates are made in the context of the measurement of provisions, leases in accordance with IFRS 16, stock options, EIB loans and income taxes as well as in determining the useful lives of non-current assets. Estimates are based on historical experience and other assumptions that are considered appropriate under the given circumstances. These are reviewed on an ongoing basis, but may differ from the actual values.

The carrying amounts of items affected by estimates are presented in the respective notes to the consolidated financial statements.

Tangible assets and leases

Pursuant to IAS 16, tangible assets are recognized on the balance sheet at historical acquisition and production cost less scheduled depreciation. Depreciation of tangible assets is generally applied straight-line over the estimated useful life of assets (generally three to thirteen years). The main useful lives are unchanged:

- IT equipment 3 years, straight-line
- Fixtures and equipment 4 years, straight-line
- Office and laboratory facilities 10 years, straight-line
- Laboratory devices 13 years, straight-line

Since January 1, 2018, low value assets with purchase costs of between EUR 250 and EUR 1,000 have been booked to the year of acquisition as a single item for the relevant year and are fully depreciated over five years.

Biofrontera is a lessee mainly for buildings and vehicles used for operational and administrative purposes. The leasing liability to be carried as a liability is calculated as the present value of the payments that are highly likely to be made to the lessee. They are updated using the so-called effective interest method. The right of use of the underlying asset to be recognized in return is measured at cost at the beginning of the lease. In addition to the lease payments, any initial direct costs of the lessee and dismantling costs are included in the calculation. Incentive payments made by the lessor are deducted. The activated right of use is to be depreciated on a scheduled basis and tested for impairment if there is any indication of impairment.

The main useful lives of leases are determined by the term of the agreement and are as follows

- Motor vehicles 3 years, straight-line
- Buildings 6 years, linear

Future lease payments are to be discounted at the lessor's imputed interest rate or, if this is not available, at the marginal interest rate on the date of first application.

For expenses from leases with a remaining term of no more than one year and from leases with a low value, Biofrontera has decided to make use of the simplification of IFRS 16.6 and to treat the monthly leasing instalments unchanged compared with the accounting according to IAS 17 immediately as income.

Intangible assets

Purchased software is recognized at cost less amortization applied straight-line over a three-year useful life.

Purchased intangible assets consist of licenses and other rights. They are recognized at cost less accumulated amortization. These intangible assets are capitalized as assets and generally amortized straight-line over an estimated useful life of between 4 and 12 years.

Intangible assets under development relate to the further development of the BF-RhodoLED®. Furthermore, no development costs are capitalized, as the requirements for the recognition of internally generated intangible assets are not met.

No intangible assets exist with indefinite useful lives.

Borrowing costs are not recognized as part of the purchase cost of the acquired assets but are instead expensed in the period in which they arise, as the Group has no material qualifying assets in the meaning of IAS 23.5.

Impairment of assets

The company tests non-current tangible and intangible assets for impairment when indications exist that the carrying amount of an asset exceeds its recoverable amount. A possible impairment loss on assets held for use is determined by comparing its

carrying amount with the future cash flows expected to be generated by the asset. An impairment loss to be recognized is measured by Biofrontera at the amount by which the carrying amount of the asset exceeds its recoverable amount.

Financial assets

Financial assets are recognized as assets in the event that Biofrontera has a contractual right to receive cash or other financial assets from another party. Financial assets are allocated to the category "Held" and are valued at amortized cost. Non-interest-bearing or low-interest receivables are recognized at cash value.

Impairment of financial assets

Biofrontera calculates the credit risk of trade receivables as the probability-weighted amount of the expected shortfall in payments compared to the contractual payment claims. In addition to individual factors, the basis for estimating expected credit losses is the general experience of collecting receivables in the past. The company adjusts the fixed allowance rates derived from them, based on the extent of aged receivables, in the event of significant changes in the economic environment.

Trade receivables

Trade receivables are reported at their nominal value. Any value adjustments are booked directly against the relevant receivable. Receivables denominated in foreign currencies have been translated into euros applying the exchange rates on the balance sheet date, with any translation differences being recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, cheques and bank deposits with a term of up to three months at the time of acquisition, as well as current financial assets. These are valued at amortized cost.

Non-financial assets

Non-financial assets are valued at cost.

Inventories

Raw materials and supplies, as well as finished and unfinished goods, are recognized at the lower of cost or net realizable value. Borrowing costs are not capitalized. Cost is calculated applying the first-in-first-out method (FIFO). A value adjustment is made to the inventories on the balance sheet date if the net realizable value is lower than the carrying amount.

Financial liabilities

Financial liabilities include original liabilities, with the exception of the embedded derivative that was separated from the EIB loan (the so-called performance component). Original liabilities are recognized if there is a contractual obligation to transfer cash or other assets to another party. The initial recognition of original financial liability is at fair value. In subsequent valuations of financial liabilities valued at amortized cost, any discounts between the amount received and the repayment amount are spread over the term using the effective interest method.

The financial liabilities of the performance component measured at fair value and the purchase price liability (earn-out) included in other financial liabilities are allocated to the category "Financial liabilities at fair value through profit or loss".

Trade payables

Trade payables, as well as liabilities from current accounts and other liabilities are recognized at their redemption amount. Due to their short-term nature, the reported carrying amount reflects the fair value. Foreign currency liabilities are translated applying the period-end exchange rate. Exchange rate losses and gains are reported in the income statement.

Convertible bonds

The convertible bond is a so-called compound financial instrument, which must be divided into the components debt (bond) and equity (conversion right) on initial recognition. The liability component (bond) must be recognized at its fair value at the time the contract is concluded. The fair value is determined by discounting the contractually agreed future payments at an interest rate customary for a comparable bond without conversion right. In this context, the default risk of the issuer must also be taken into account. The equity component (conversion right) is calculated as the difference between the proceeds of the issue and the present value of the liability (equity derivative, residual value method).

In subsequent accounting for the convertible bond, a distinction is made as follows: The liability component is subsequently valued at amortized cost using the effective interest method. The equity component is not subject to subsequent valuation.

EIB loan with an embedded derivative requiring separation

In May 2017, the company arranged a loan agreement for up to EUR 20 million with the European Investment Bank (EIB). The loan is unsecured and guaranteed by our major subsidiaries. Originally, it was available in tranches within a two-year period. At the beginning of 2019, it has been extended for another year. In July 2017, the company drew down a first tranche of EUR 10.0 million, with a further tranche of EUR 5 million being drawn down after the reporting date in February 2019. Each tranche must be paid back within five years after it has been made available. The loan contains three different interest components: 1) a variable interest component, entailing quarterly interest payments on the outstanding amounts based on 3-month EURIBOR plus a risk premium; 2) a fixed component at 6% per annum which is due at term-end, and 3) a performance component which is due at the term-end, and whose level is derived from the market capitalization of Biofrontera AG but limited to a 4% per annum interest rate.

The loan is carried forward at amortized purchase cost applying the effective interest method.

The performance component represents a separable financial instrument in the form of an embedded derivative, which is measured at fair value on each reporting date and is to be classified to a fair value hierarchy of level 3. The market capitalization at maturity is the same as that of the measurement cut-off date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the first tranche is calculated based on a notional 0.64% participation rate in the market capitalization (the so-called notional equity proportion). This is discounted to the valuation date applying a market interest rate of 12.33% for the 2017 EIB loan and 10.63% for the 2019 EIB loan.

Non-financial liabilities

Non-financial liabilities are carried at the repayment amount.

Provisions

Provisions are formed if an obligation to third parties resulting from a past event exists and is likely to result in an outflow of assets in the future, and if the effect on assets can be reliably estimated.

Share options

Share options (equity-settled share-based payments) are valued at the fair value on the date of granting. The fair value of the obligation is capitalized as a personnel expense over the retention period. Obligations relating to cash-settled share-based payment transactions are recognized as liabilities and are measured at the fair value on the balance sheet date. In the event that Biofrontera AG has the right to choose between payment in cash or payment using shares when a right is exercised, an increase in the capital reserve is initially performed pursuant to IFRS 2.41 and IFRS 2.43. The costs are recognized over the vesting period. The fair value of both cash-settled and equity-settled share-based payment transactions is generally determined using a generally accepted valuation model.

Income tax

In accordance with IAS 12, Biofrontera recognizes deferred taxes for valuation differences between IFRS valuation and tax law valuation. Deferred tax liabilities are generally recognized for all taxable temporary differences - claims from deferred taxes are only recognized to the extent that it is probable that taxable profits will be available to utilize the claims. The carrying amount of deferred income tax assets is reviewed on each balance sheet date and reduced to the extent that it is not probable that sufficient taxable profit will be available against which the deferred tax claim can be at least partially utilized. Previously unrecognized deferred income tax assets are reassessed on each balance sheet date and are recognized to the extent that it is probable from a current perspective that sufficient future taxable profit will be available to realize the deferred tax asset.

Deferred tax liabilities and deferred tax assets are offset if a right to offset exists, and if they are levied by the same tax authority.

Current taxes are calculated on the basis of the company's taxable earnings for the period. The tax rates applicable to the respective companies on the balance sheet date are used for this purpose.

Earnings per share

In accordance with IAS 33 "Earnings per Share", earnings per share are calculated by dividing net consolidated income by the weighted average number of outstanding shares during the year.

Revenue recognition

The company recognizes as revenue all income from product sales and the granting of licenses. The completed customer contracts contain only one performance obligation each. The company is entitled to a fixed consideration for the products sold and licenses granted. To the extent that obligations to take back expired goods have been agreed with customers, Biofrontera only recognizes revenue to the extent that it is highly probable that it will be possible to realize this amount, taking into account the proportion of products to be taken back as based on historical experience. The timing and amount of the revenues to be reported in the consolidated income statement are determined by the extent to which Biofrontera transfers control of the products to be supplied or the rights to be granted to the customers.

Most of the revenues are generated by product sales. In accordance with respective local legislation concerning the marketing of pharmaceuticals and medical products, Ameluz® is sold exclusively through pharmaceutical wholesalers or directly to hospitals in Germany, as well as directly to pharmacies and hospitals in other European countries. In the U.S., Ameluz® is reimbursed as a so-called "buy-and-bill drug" and consequently marketed directly to physicians.

Xepi™ is sold directly to specialty pharmacies in the USA. Sales are recognized net of sales deductions when ownership and control are transferred to the customer. Sales deductions include expected returns, discounts and incentives such as payments made under patient assistance programs. These rebates are estimated at the time of sale based on the amounts incurred or expected to be received for the related sales.

Revenue is recognized when the products are delivered to the respective customers.

In addition, Biofrontera generates sales revenues within the framework of the research and development cooperation with Maruho Co Ltd. Revenue is recognized over a specific period of time.

In the case of direct sales of BF-RhodoLED®, the delivered products and services on which amounts are owed are settled only after complete installation has taken place. The installation service represents a pure ancillary service, as for legal reasons the lamp may only be used by the customer once it has been installed. In the U.S., some lamps are made available to physicians in return for a fee for an up to six-month evaluation period. A final decision to purchase does not need to be made until the end of this period. The company generated revenues from the monthly fees during the evaluation period, and from the sale of lamps.

Belixos® is predominantly distributed through Amazon and pharmaceutical wholesalers. Revenue from Amazon sales is recognized after transfer of control and payment by the customer. For sales to pharmaceutical wholesalers, revenue is recognized upon transfer of control. Based on experience, return rights granted with the sale through Amazon are exercised by customers only in very few cases.

Revenue is recognized net of sales-related taxes and sales deductions. For expected sales deductions, such as rebates and discounts, estimated amounts are taken into account accordingly at the time of revenue recognition. The payment terms for Ameluz® include short-term payment terms with the possibility of cash discounts.

Cost of sales

The cost of sales includes material costs for sold products, payments to third parties for services directly attributable to revenue generation and product manufacturing, as well as directly attributable personnel expenses and depreciation, as well as proportional overhead expenditures.

Research and development expenses

Pursuant to IAS 38, development costs are recognized as "intangible assets" under certain conditions. Research costs are recognized as costs as they are incurred. Development costs are capitalized if certain conditions are fulfilled depending on the possible outcome of development activities.

Estimates of such possible outcomes involve management making significant assumptions. In the management's opinion, due to uncertainties related to the development of new products, the criteria prescribed under IAS 38.57 "Intangible Assets" for capitalizing development costs as assets are only fulfilled by the Biofrontera Group, if the prerequisites for the expansion of the European approval and the approval in the U.S. are met, and if it is likely a future economic benefit will accrue to the company.

Research and development costs relating to the drug Ameluz®, which has been approved in Europe and the U.S., and to the company's other research and development projects, are consequently expensed in the period in which they are incurred.

Intangible assets under development relate to the further development of BF-RhodoLED®, as this will generate future economic benefits.

Notes to the consolidated balance sheet

1. Intangible and tangible assets

In the 2019 financial year, impairment losses on tangible assets were recognized in the amount of EUR 527 thousand (previous year: EUR 0).

The cost of short-term and low-value leases amounts to EUR 386 thousand. The income from a sublease agreement amounts to EUR 34 thousand.

Tangible and intangible assets are composed as follows:

Consolidated statement of changes in non-current assets in 2019

in EUR thousands		Purchase and production cost						Accumulated depreciation and amortization					Carrying amounts	
		Jan 1, 2019	Currency translation	Additions	Change of consolidation group	Disposals	Dec 31, 2019	Jan 1, 2019	Currency translation	Additions	Disposals	Dec 31, 2019	Dec 31, 2019	Jan 1, 2019
I.	**Tangible assets and leases**													
	1. Operating and business equipment	4,104	2	1,294	1,340	3,093	3,647	3,309	1	482	1,300	2,492	1,155	795
	2. Right-of-use leasing properties	1,768	-	1,792	-	-	3,560	-	-	505	-	505	3,055	1,768
	3. Right-of-use leasing tangible assets	567	-	1,045	-	-	1,612	-	-	592	-	592	1,020	567
		6,439	2	4,131	1,340	3,093	8,819	3,309	1	1,579	1,300	3,589	5,230	3,130
II.	**Intangible assets**													
	1. Software and licenses	446	-	20	-	260	206	427	-	21	258	190	16	21
	2. Right-of-use assets	1,101	(69)	92	23,604	254	24,474	1,035	(5)	1,556	230	2,356	22,118	66
	3. Intangible assets under development	267	-	448	-	-	715	-	-	-	-	-	715	267
		1,814	(69)	560	23,604	514	25,395	1,462	(5)	1,577	488	2,546	22,849	352
		8,253	**(67)**	**4,691**	**24,944**	**3,607**	**34,214**	**4,771**	**(4)**	**3,156**	**1,788**	**6,135**	**28,079**	**3,482**

The opening balance of leasing use rights is due entirely to the first-time application of IFRS 16 and amounts to EUR 2,335 thousand.

Consolidated statement of changes in non-current assets in 2018

in EUR thousands		Purchase and production cost						Accumulated depreciation and amortization					Carrying amounts	
		Jan 1, 2018	Currency translation	Additions	Transfers	Disposals	Dec 31, 2018	Jan 1, 2018	Currency translation	Additions	Disposals	Dec 31, 2018	Dec 31, 2018	Jan 1, 2018
I.	**Tangible assets**													
	Operating and business equipment	4,089	5	240	-	230	4,104	3,343	1	194	229	3,309	795	746
II.	**Intangible assets**													
	1. Software and licenses	458	-	5	-	17	446	428	-	16	17	427	21	30
	2. Right-of-use assets	6,188	-	10	(9)	5,088	1,101	5,570	-	545	5,080	1,035	66	618
	3. Intangible assets under development	-	-	258	9	-	267	-	-	-	-	-	267	-
		6,646	-	273	-	5,105	1,814	5,998	-	561	5,097	1,462	352	648
		10,735	**5**	**513**	**-**	**5,335**	**5,918**	**9,341**	**1**	**755**	**5,326**	**4,771**	**1,147**	**1,394**

2. Inventories

in EUR thousands	December 31, 2019	December 31, 2018
Raw materials	893	1,098
Unfinished goods	201	320
Finished goods and products	2,971	1,759
	4,065	**3,177**

In 2019, inventories were written down by EUR 24 thousand (previous year: EUR 187 thousand).

The finished goods and products include PDT lamps that are made available to doctors for a fee within the framework of a 6-month evaluation phase (EUR 89 thousand; previous year: EUR 75 thousand).

3. Trade receivables

Trade receivables are mainly attributable to the sale of Ameluz®, the PDT lamp BF-RhodoLED®, Xepi™ and the medical cosmetics product Belixos®. It is expected that all trade receivables will be settled within twelve months of the balance sheet date.

Allowances for doubtful accounts were made in the amount of EUR 43 thousand (previous year: TEUR 0). As in the previous year, there were no outstanding receivables on the balance sheet closing date that were not value-adjusted.

Of the receivables, EUR 178 thousand (previous year: EUR 187 thousand) are attributable to finance leases for PDT-lamps.

4. Other financial assets

Other financial assets comprise mainly prepayments rendered for studies (EUR 359 thousand; previous year: EUR 614 thousand) and the depositing of collateral, mainly for leasing property, credit cards and leasing vehicles (EUR 300 thousand; previous year: EUR 164 thousand). As in the previous year, no individual value impairments were applied during the reporting year.

5. Other assets

Other assets mainly comprise of accruals and deferrals (EUR 1,113 thousand; previous year: EUR 664 thousand).

As in the previous year, no individual value impairments were applied during the reporting year.

6. Income tax

Income tax reimbursement claims consist of claims for tax refunds relating to withheld capital gains tax, plus the Solidarity Surcharge (EUR 4 thousand; previous year: EUR 53 thousand). Income tax liabilities relate to current income tax liabilities for fiscal year 2019 (EUR 11 thousand; previous year: 0).

7. Cash and cash equivalents

Cash and cash equivalents relate to cash in hand, checks, bank deposits and money deposits with a term of up to three months at the time of acquisition amounting to a total of EUR 11,119 thousand (previous year: EUR 19,451 thousand). The carrying amounts of the cash and cash equivalents correspond to their fair value, due to the short-term nature of these investments.

8. Deferred income tax

Deferred tax assets amount to EUR 7,794 thousand (previous year: EUR 10,400 thousand). In the 2018 financial year, deferred taxes in the amount of EUR 10,486 thousand were capitalized for the first time on loss carryforwards to the extent that these can probably be offset against future taxable earnings. This is based on a planning period of five years. These relate to the

deferred tax assets on losses carried forward for Biofrontera Pharma GmbH to be recognized for the first time as of December 31, 2018.

The reduction in deferred tax assets results from the use of the tax loss carryforwards of Biofrontera Pharma GmbH (EUR 256 thousand) and the reduction in the trade tax rate of the city of Leverkusen with effect of January 1, 2020 (EUR 2,350 thousand).

The subsidiary Biofrontera Pharma GmbH has generated profits in 2019 and it can be assumed that Biofrontera Pharma GmbH will continue to generate positive results in the future and thereby utilize its tax loss carryforwards.

Further deferred income tax on loss carryforwards incurred at Biofrontera AG in the amount of EUR 153 thousand and at Biofrontera Inc. in the amount of EUR 533 thousand were capitalized to the extent that they are offset by deferred tax liabilities in the same amount.

The following table explains the generally existing deferred tax assets from tax loss carryforwards that have developed within the Group:

in EUR thousands	December 31, 2019 Loss carried forward	Deferred tax assets	December 31, 2018 Loss carried forward	Deferred tax assets
Corporation tax including Solidarity Surcharge	135,415	21,436	131,928	20,884
Business tax	120,692	10,561	118,548	19,703
U.S. corporation tax	23,616	6,140	14,452	3,613
Total		**38,137**		**44,200**

These loss carryforwards have an unlimited carryforward period under current German law. In the USA, tax loss carryforwards can be carried forward for 20 years when occurred until December 31, 2017 (EUR 8,595 thousand), and indefinitely when occurred from January 1, 2018 (EUR 15,021 thousand).

in EUR thousands	December 31, 2019 Deferred tax assets	Deferred tax liabilities	December 31, 2018 Deferred tax assets	Deferred tax liabilities
Loss carried forward	8,568	-	10,674	-
Non-current assets				
- Intangible assets	-	(620)	-	(87)
- Tangible assets	-	(1,002)	-	-
- Financial assets	-	-	-	-
Current assets				
- Receivables and other assets	43	-	59	-
Non-current liabilities				
- Provisions	-	(54)	-	(82)
Current liabilities				
- Provisions	859	-	-	(152)
- Liabilities and other	-	-	-	(12)
Total	9,470	(1,676)	10,733	(333)
Netting of deferred tax assets and liabilities	(1,676)	1,676	(333)	333
As recognized on balance sheet	**7,794**	-	**10,400**	-

Deferred taxes on losses carried forward are capitalized to the extent that they can probably be offset against future profits or to the same extent are offset by deferred tax liabilities. Due to the lack of predictability regarding future taxable profits, the remaining deferred tax assets deriving from loss carryforwards in the amount of EUR 29,569 thousand (previous year: EUR 33,526 thousand) and deferred tax assets in the amount of EUR 2,000 thousand (previous year EUR 782 thousand) were not recognized on the balance sheet, in accordance with IAS 12.34.

The following provides a reconciliation between expected and actual reported income tax expense, with the output value being based on the rounded income tax rate of 32.5% currently applicable to the Biofrontera Group. The expected income tax rate of the parent company will amount to 24.6% with effect from January 1, 2020 due to the reduction of the trade tax multiplier:

in EUR thousands	December 31, 2019	December 31, 2018
Consolidated loss before tax	(4,777)	(19,269)
Expected income tax reimbursement at the tax rate of the parent company	**1,550**	**6,252**
Differences arising from different tax rates	(839)	(685)
Adjustment of deferred taxes due to tax rates - from temporary differences - from loss carryforwards	 16 (2,350)	 - -
Tax increases due to non-deductible expenses	(538)	(100)
Changes in unrecognized deferred tax assets - from active temporary differences - from loss carryforwards	 (1,217) (4,251)	 (895) 5,343
Taxfree income (badwill)	4,807	-
Other effects	241	475
Income taxes as per statement of comprehensive income	**(2,581)**	**10,390**

9. Equity

Share capital

The fully paid in share capital of the parent company, Biofrontera AG, amounted to EUR 44,849,365 on December 31, 2019. It was divided into 44,849,365 registered shares with a nominal value of EUR 1.00 each. On December 31, 2018, the share capital amounted to EUR 44,632,674.

The Biofrontera AG shares were listed on the Regulated Market of the Düsseldorf Stock Exchange in 2006. In August 2012, the company's shares were also admitted to trading on the Regulated Market of the Frankfurt Stock Exchange in response to an application by the company. The company's shares are also traded on the Xetra computer trading system and all other German stock exchanges. On June 3, 2014, the share was included in the Prime Standard of the Frankfurt Stock Exchange.

The introduction on the NASDAQ Stock Market in the U.S. occurred on February 14, 2018. Shares in Biofrontera AG are traded there as American Depositary Shares (ADS) under the ticker symbol BFRA. One ADS securitizes the right to two ordinary shares of Biofrontera AG.

The numbers of shares held by the shareholders on December 31, 2019, based on the most recent mandatory disclosures, are as follows:

	December 31, 2019	December 31, 2018
Maruho Deutschland Co., Ltd., Osaka Japan The total share of voting rights is assigned to Maruho Co., Ltd, Osaka, through the company Maruho Deutschland GmbH, Düsseldorf, which is controlled by the former.	13,047,754	8,891,843
Wilhelm Konrad Thomas Zours The voting rights through the chain of subsidiaries listed below are attributed to Mr. Zours: • DELPHI Unternehmensberatung AG • VV Beteiligungen AG • Deutsche Balaton AG • Deutsche Balaton Biotech AG • Prisma Equity AG • Sparta AG • ABC Beteiligungen AG	13,300,694	8,935,384

	December 31, 2019	December 31, 2018
• AEE Ahaus-Enscheder AG • MARNA Beteiligungen AG • Youbisheng Green Paper AG • Strawtec Group AG		
Free float	18,500,917	26,805,447
Total	44,849,365	44,632,674

Only those shareholders are listed who are subject to reporting requirements under the German Securities Trading Act (WpHG) and the Securities and Exchange Commission (SEC) and have made a corresponding notification. This includes all shareholders who hold at least 3% of the outstanding shares or voting rights. The number of shares listed here refers to the last notification of the respective shareholders, since then they may have changed their holdings within the respective notification thresholds without informing the company.

In the event of the company achieving an annual surplus, the Management and Supervisory boards are authorized to transfer all or part of the annual surplus that remains, after deduction of the sums to be placed in the legal reserves and of a loss carried forward, to retained earnings. It is not permissible to transfer more than half of the annual surplus to retained earnings if, after such a transfer, the other retained earnings would exceed half of the share capital. The shareholders' share of profits are calculated based on the size of their holding of the share capital.

Authorized/conditional capital

The company had no authorized capital as of the reporting date.

The conditional capital consisted of three share capital amounts.

The conditional increase in the share capital (Conditional Capital I) of EUR 6,434,646 was approved on August 28, 2015, of which is EUR 3,998,014 available as at December 31, 2019. Conditional Capital I serves to secure the granting of option rights and the agreement of option obligations in accordance with the bond terms and conditions.

The conditional increase in the share capital (Conditional Capital III) of EUR 542,400 was approved on February 28, 2015, of which is EUR 249,050 available as of December 31, 2019, and serves exclusively to fulfill option rights granted on July 1, 2015 on the basis of the AGM of July 2, 2010.

The conditional increase in the share capital (Conditional Capital V) of EUR 1,814,984 approved on February 28, 2015 serves exclusively to fulfill option rights granted until August 27, 2020 on the basis of the annual general Meeting ("AGM") on August 28, 2015.

Convertible bond 2017/2022

On December 23, 2016, the company's Management Board approved the issue of a convertible bond, which was placed in full in an amount of EUR 5.0 million in January 2017. The individual bonds will bear interest of 6% per year from February 1, 2017 on their nominal amount. The interest is payable semi-annually in arrears on January 1 of each year, for the first time on July 1, 2017. The fair value of the convertible bond was calculated on the basis of an interest rate of 7.6% in the initial valuation. The term of the 2017/2022 convertible bond begins on the day of its initial issue ("issue date") and ends on December 31, 2021.

As of December 31, 2019, bonds in a nominal amount of EUR 2,030,800 were converted into the company's shares. In 2019 bonds with a nominal amount of EUR 564,500 (previous year: EUR 66,500) were converted into 118,841 shares (previous year: 13,472).

2010 share option program

At the AGM on July 2, 2010, the Management and Supervisory boards proposed a share option program for employees to the AGM, which approved the initiative. Accordingly, the Management Board, or the Supervisory Board if the beneficiaries are Management Board members, are entitled to issue up to 839,500 share options, the exercising of which is linked to specific targets.

The program has a total nominal volume of EUR 839,500 and a term of six years from the issue date, in other words, until November 24, 2016. For this, conditional capital amounting to EUR 839,500 was approved by means of the issuing of up to 839,500 registered no par value unit shares with a proportional amount of the share capital of EUR 1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on July 30, 2010 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2010 share option program was granted to members of the Management Board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG.

In accordance with the associated conditions, each subscription right that is granted entitles the beneficiary to acquire one new registered no par value unit share in the company. The exercise price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and in Xetra trading for the company's shares on the ten trading days prior to the issuing of the share. However, the minimum exercise price shall amount to the proportionate share of the company's share capital allocated to each individual no par value unit share, pursuant to Section 9 (1) of the German Stock Corporation Act (AktG).

The options granted can only be exercised after expiry of a vesting period. The vesting period is four years from the respective date of issue. A prerequisite for the whole or partial exercising of the options is that the following performance target is achieved:

Exercising the options from a tranche is possible, if at the beginning of the respective exercise period, the price (hereinafter referred to as the "reference price") of a share in Biofrontera Aktiengesellschaft exceeds the exercise price by at least 20%, and a minimum reference price of EUR 5.00 is reached (hereinafter referred to as the "minimum reference price"). The reference price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and Xetra trading for the company's shares between the 15th and the 5th stock market day (in each case inclusive) before the start of the respective exercise window. The minimum reference price is adjusted in the following cases to align the specified performance target with changed circumstances:

- In the event of a capital increase from company funds being implemented by issuing shares, the minimum reference price is reduced by the same ratio as new shares issued compared to existing shares. If the capital increase is implemented from company funds without issuing new shares (Section 207 (2) Clause 2 of the German Stock Corporation Act [AktG]), the minimum reference price is not changed.
- In the case of a capital reduction, no adjustment of the minimum reference price is implemented, provided that the total number of shares is not changed by the capital reduction, or if the capital reduction is connected to a capital repayment or purchase of treasury shares. In the case of a capital reduction performed by consolidating shares without capital repayment and in the case of increasing the number of shares with no associated change in capital (share split), the minimum reference rate increases in line with the capital reduction or share split.

Other adjustments to the minimum reference price are not implemented.

The exercising of options is limited to the following time periods (hereinafter "exercise windows"), in other words, only declarations of exercising of rights submitted to the company within an exercise window will be considered:

a) on the 6th and subsequent 14 banking days after the date of the Annual General Meeting (exclusive),
b) on the 6th and subsequent 14 banking days after the date of submission of the semi-annual or quarterly report or an interim statement by Biofrontera AG (exclusive)
c) in the period between the 15th and 5th banking day prior to the expiration of the option rights of the respective expiration day (exclusively).

After the vesting period, the options can be exercised up until the expiry of six years from the date of issue (exclusive). For the valuation of the employee share options, we have assumed an average holding period of 5 years.

Any claim by the beneficiaries to receive a cash settlement in the event of non-exercise of the options is invalid even in the event of the existence of the above exercise prerequisites. An option may only be exercised if the holder has a current service

or employment contract with the company or another company affiliated with the company or if the holder is a member of the Management Board or the management team of another company affiliated with the company.
In the event of the exercising of a subscription right, the company is generally and in specific cases permitted to choose between granting the registered share in exchange for payment of the exercise price, or fulfilling its debt by paying a cash settlement to the holder of the subscription right. The cash settlement per subscription right is equal to the difference between the exercise price per share and the share price on the exercise date, minus due taxes and fees.

As this share option scheme entails share-based payment transactions in which the terms of the arrangement provide the company with a choice of settlement, the company has decided, in accordance with IFRS 2.41 and IFRS 2.43, to recognize the transactions pursuant to the provisions for equity-settled share-based payments (IFRS 2.10-29).

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6
Number of options issued	106,400	96,400	65,000	51,500	179,500	159,350
Date of issue	24.11.2010	30.09.2011 07.10.2011	23.03.2012	11.05.2012	02.09.2013	02.04.2014
Exercise price	EUR 1.91	EUR 2.48	EUR 3.30	EUR 4.09	EUR 3.373	EUR 3.43
Adjusted exercise price March 2018	-	-	EUR 3.02	EUR 3.81	EUR 3.093	EUR 3.15
End of vesting period	24.11.2014	30.09.2015 07.10.2015	23.03.2016 11.05.2016	11.05.2016	02.09.2017	02.04.2018
End of exercise window	24.11.2016	30.09.2017 07.10.2017	23.03.2018	11.05.2018	02.09.2019	02.04.2020
Fair value per option	EUR 0.57	EUR 1.24	EUR 1.60	EUR 2.06	EUR 1.07	EUR 0.83
Share price volatility	45.78%	51.30%	53.50%	65.00%	39.20%	32.30%
Dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.75%	1.21%	0.9%	0.82%	0.71%	0.68%
Fluctuation rate	20%	20%	20%	20%	20%	20%

The fair value of one of the stock options in this option program is determined on a binominal model. The pro rata amounts are recognized over the vesting period up to the end of the vesting period on a pro rata basis as personnel expenses and an increase in capital reserves.

2010 share option program	December 31, 2019	December 31, 2018
Number of options issued	658,150	658,150
Outstanding at the beginning of the period	137,850	364,350
Granted during the period	-	-
Forfeited during the period	17,000	19,000
Exercised during the period	97,850	195,500
Expired during the period	-	12,000
Outstanding at the end of the period	23,000	137,850
Exercisable at the end of the period	23,000	137,850
Range of exercise prices for outstanding options	3.15 EUR	EUR 3.093 - 3.15
Weighted average of remaining contractual life	3 months	12 months
Cost	-	EUR 6,000

The Conditional Capital III for servicing options from this program amounts to EUR 249,050.

During the 2019 financial year, the share capital was increased by EUR 97,850 divided into 97,850 registered shares, from the conversion of options from the 2010 employee stock option plan.

2015 share option program

At the AGM on August 28, 2015, the Management Board and Supervisory Board proposed a new share option program for employees to the Annual General Meeting, which approved the initiative. Accordingly, the Management Board or, to the extent that the beneficiaries are Management Board members, the Supervisory Board, are entitled until August 27, 2020 to issue up to 1,814,984 subscription rights to up to EUR 1,814,984 of the company's ordinary registered shares, whose exercise is tied to certain targets.

The program has a total nominal value of EUR 1,814,984 and a term of five years from the issue date, in other words, until August 27, 2020. For this, conditional capital amounting to EUR 1,814,984 was approved by means of the issuing of up to 1,814,984 registered no par value unit shares with a proportional amount of the share capital of EUR 1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on September 18, 2015 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2015 share option program was granted to members of the Management Board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG. The granting of options is made without any payment being provided in return.

The conditions of the 2015 share option program are to a large extent identical to those of the 2010 share option program, therefore, with respect to the 2015 share option program, we refer to the explanations of the conditions of the share option program 2010 provided above, however 20 banking days are being used instead of 14 banking days.

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6
Number of options issued	425,000	130,500	329,000	300,500	180,000	333,485
Date of issue	18.04.2016	01.12.2016	28.04.2017	28.11.2017	07.05.2018	14.05.2019
Exercise price	EUR 2.49	EUR 3.28	EUR 4.02	EUR 3.33	EUR 5.73	EUR 6.708
Adjusted exercise price March 2018	EUR 2.25	EUR 3.04	EUR 3.78	EUR 3.09	-	-
End of vesting period	18.04.2020	01.12.2020	28.04.2021	28.11.2021	07.05.2022	14.05.2023
End of exercise window	18.04.2022	01.12.2022	28.04.2023	28.11.2023	07.05.2024	14.05.2025
Fair value per option	EUR 1.00	EUR 1.30	EUR 1.56	EUR 1.48	EUR 2.35	EUR 2.55
Share price volatility	50.59%	49.00%	47.00%	46.00%	47.00%	47.30%
Dividend yield	0%	0%	0%	0%	0%	0%
Share price yield	2.31%	7.00%	7.50%	7.60%	7.60%	7.60%
Risk-based interest rate	5.92%	13.26%	13.94%	14.05%	14.03%	13.35%
Fluctuation rate	12%	12%	12%	12%	9%	9%

The fair value of a stock option under this option program is determined on the basis of a Monte Carlo risk simulation. The pro rata amounts are recognized ratably over the vesting period as personnel expenses and an increase in the capital reserves.

2015 share option program	December 31, 2019	December 31, 2018
Outstanding at the beginning of the period	1,252,000	1,143,500
Granted during the period	333,485	180,000
Forfeited during the period	88,500	71,500
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at the end of the period	1,496,985	1,252,000
Exercisable at the end of the period	-	-
Range of exercise prices for outstanding options	EUR 2.25 - 6.708	EUR 2.25 - 5.73
Weighted average of remaining contractual life	44 months	50 months
Cost	EUR 360,000	EUR 257,000

Capital reserves

The capital reserves shown on the balance sheet comprise the capital reserve as well as the reserves from currency translation and the loss carried forward. The statement of changes in equity provides further information about the development of equity.

In accordance with IAS 32.37, equity procurement costs in connection with capital increases are deducted from the capital reserve in an amount of EUR 2 thousand (previous year: EUR 2,432 thousand) for the year ended December 31, 2019.

Capital management

The Group's equity calculated in accordance with IFRS is managed as capital. The Company's capital management regularly reviews the Group's level of liquidity and equity. Objective is to ensure that the Group's financing is adequate within the expectations of the capital market and to ensure creditworthiness with respect to national and international business partners to secure the Group's business operations for at least 12 months. The Company's Management Board ensures that all Group companies have sufficient capital available in the form of equity and debt.

10. Financial liabilities

in EUR thousands	December 31, 2019	December 31, 2018
Non-current financial liabilities		
Convertible bond 2017/2022	1,977	2,495
EIB loan 2017	11,845	10,967
EIB loan 2019	5,301	0
Leasing liabilities	2,987	0
Total non-current financial liabilities	**22,110**	**13,462**
Current financial liabilities		
Leasing liabilities	1,038	0
Other current liabilities	174	165
Total current liabilities	**1,212**	**165**

The contractual interest and repayment obligations relating to convertible bonds and the EIB loan are composed on the balance sheet date as follows:

in EUR thousands	December 31, 2019						
	2020	2021	2022	2023	2024	2025	Total
Convertible bond 2017/2022:							
Principal repayment			2,031				2,031
Interest payment	122	122	61				305
EIB loan 2017							
Principal repayment			10,000				10,000
Interest payment	433	461	4,949				5,843
EIB loan 2019							
Principal repayment					5,000		5,000
Interest payment	194	204	214	227	2,058		2,897
Leasing liabilities							
Principal repayment	1,033	1,098	484	503	523	384	4,025
Interest payment	146	114	64	44	24	4	396

in EUR thousands	December 31, 2018				
	2019	2020	2021	2022	Total
Convertible bond 2017/2022:					2,595
Principal repayment				2,595	
Interest payment	156	156	156	78	546
EIB loan					
Principal repayment				10,000	10,000
Interest payment	405	433	461	5,039	6,338

Loan agreement with the European Investment Bank

The liability component of the financial instrument is subsequently measured at amortized cost applying the effective interest method. As of December 31, 2019, the carrying amount of the liability component on this basis was EUR 15,684 thousand (previous year: EUR 9,887 thousand).

As a variable interest component and also as a separable financial instrument in the form of an embedded derivative, the performance component is subsequently measured at fair value. As of December 31, 2018, the discounted interest payment or fair value of the performance component amounted to EUR 1,462 thousand (previous year: EUR 1,080 thousand).

For further details, please refer to the section on significant accounting policies.

Leasing liabilities

As a result of the first-time application of IFRS 16, in the 2019 financial year, the contracts entered into by Biofrontera as a lessee will be applied according to the modified retrospective method to leases that have a remaining term of more than one year on January 1, 2019.

The carrying amount of the current and non-current leasing liabilities amounts to EUR 4,025 thousand (January 1, 2019: EUR 2,302 thousand). Future lease payments are discounted at the lessor's imputed interest rate or, if this is not available, at the marginal borrowing rate.

For further details, please refer to the section on significant accounting policies.

11. Other financial liabilities

in EUR thousands	December 31, 2019	December 31, 2018
Purchase price liability (earn-out and start-up costs)	14,720	0
Current financial liabilities	99	29

The purchase price liability was discounted at a market interest rate of 9% based on the expected annual purchase price payments. The expected annual purchase price payments are due from 2022 to 2030 depending on future profits from sales of Xepi™. In total, without repayment of the start-up costs, the nominal repayment amount in this period is USD 28.9 million / EUR 25.8 million. The start-up costs of USD 2.9 million (EUR 2.5 million) received to date are repayable by 2022.

For further details, please refer to the section on business combinations.

12. Trade payables

As of December 31, 2019, trade payables amounted to EUR 4,196 thousand (previous year: EUR 1,806 thousand).

13. Other provisions

Current and non-current other provisions of the Biofrontera Group show the following changes:

Other current provisions

in EUR thousands	01.01.2019	Utilization	Released	Added	Translation difference	31.12.2019
Outstanding invoices	944	746	105	292	8	393
Auditing costs	224	224	0	323	0	323
Provisions for litigation costs	1,696	426	0	1,035	0	2,305
Other provisions	27	0	0	447	0	474
Total current provisions	**2,891**	**1,396**	**105**	**2,097**	**8**	**3,495**

Other non-current provisions

EUR thousands	01.01.2019	Utilized	Released	Added	Translation difference	31.12.2019
Provisions for litigation costs	1.545	1.545	-	-	-	-
Other non-current provisions	**1,545**	**1,545**	-		-	-

The additions in the amount of EUR 447 thousand to other provisions include additions of EUR 291 thousand due to extensions to the scope of consolidation (Cutanea).

Other provisions concern various individually identifiable risks and contingent liabilities. Provisions classified as current are expected to lead to an outflow of economic benefits prospectively within the subsequent financial year.

The companies included in the consolidated financial statements of Biofrontera AG are exposed to several threatened or pending legal proceedings, the outcome of which either cannot be determined or cannot be predicted due to the uncertainty associated with such legal proceedings. The claims asserted against Biofrontera were not carried as liabilities, as the Management Board asserts that claims cannot be estimated or probable to be incurred.

Provisions were made in the year under review for future legal costs, which include the estimated costs for legal disputes with DUSA Pharmaceuticals, Inc. and the Deutsche Balaton Group until a ruling is issued in the next instance. While we assume that the claims of DUSA Pharmaceuticals, Inc. in particular are unjustified, we are unable to guarantee a successful outcome in court.

In 2019, a total of EUR 2,305 thousand (previous year: EUR 3,241 thousand) was accrued for costs to defend against litigation in connection with pending proceedings in the U.S. and Germany. Due to the increased legal consulting costs, further amounts of EUR 1,035 thousand were added.

14. Other current liabilities

Other current liabilities (in EUR thousands)	December 31, 2019	December 31, 2018
Accrual for employee bonuses	1.731	2,099
Accrual for outstanding vacation	403	315
Payroll tax	135	267
Wages and salaries	212	141
Social security	21	13
Other	63	44
Total other current liabilities	**2,565**	**2,879**

Stock appreciation rights program 2019

In April 2019, the Executive Board, with the approval of the Supervisory Board, established a stock appreciation rights plan under which the Company grants virtual options ("stock appreciation rights" or "SARs") entitling the "beneficiary" to receive cash payments in accordance with the specific terms of the SAR plan. However, SARs do not confer any right to subscribe to shares of the Company. SARs may be issued to members of the Management Board of the Company, to members of the management of

affiliated companies as well as to employees of the Company and affiliated companies (hereinafter collectively referred to as "beneficiaries"). The exact number of beneficiaries and the number of SARs to be granted to them are determined by the Company's Management Board. To the extent that members of the Management Board are to receive SARs, the Supervisory Board alone is responsible for determining and deciding on the issue of the SARs. In accordance with the SAR Plan, a maximum of 4,000,000 SARs may be issued until March 31, 2024, of which a maximum of 1,600,000 SARs may be granted to members of the Management Board and a maximum of 2,400,000 SARs to other beneficiaries. The SAR Plan sets the dates for the payment of cash in connection with the SARs, unless there are legally binding regulations that conflict with the payout for the beneficiary. In addition, the eligible party must meet certain conditions for the grant of SARs and must enter into a written contract ("SAR Agreement") with the Company prior to exercise and delivery. Finally, SARs are subject to regulations on vesting periods, expiry and forfeiture. In particular, the SARs may be exercised for the first time after a "vesting period" has expired:

a) The vesting period for 15 % of the SARs granted on an issue date is one year after the issue date;
b) The vesting period for an additional 25% of the SARs granted on an issue date is two years after the issue date;
c) The vesting period for an additional 25% of the SARs granted on an issue date is three years after the issue date;
d) The vesting period for the remaining 35% of the SARs granted at an issue date is four years after the issue date.

After expiry of the respective vesting period, SARs may be exercised until six years after the respective issue date, unless mandatory legal provisions stipulate otherwise in individual cases. If the SARs have not been exercised by that date, they expire without replacement. The beneficiary has no claim to payment if the SARs are not exercised on time and no further compensation will be granted.

SARs may only be exercised as long as their holder is in an ongoing employment or service relationship with the Company or with an affiliated company or as a member of the Company's Management Board.

SARs may only be exercised if the reference price at the beginning of the respective exercise window exceeds the issue price by at least 20%. Furthermore, the reference price must be at least as high as the MSCI World Health Care Index TR or a comparable successor index in the time between the last trading day before the issue date and the 5th trading day before the beginning of the respective exercise window.

Upon effective exercise of the SARs, the Company is obligated, subject to certain adjustments, to make a payment (gross) for each SAR exercised as follows: reference rate - base amount = payout amount per SAR (gross)

To date, no rights have been issued under the Stock Appreciation Rights Program 2019.

15. Reporting on financial instruments

The financial assets and liabilities can be subdivided into measurement categories with the following carrying amounts, and net gains and losses:

Financial assets in EUR thousands	Fair value as of 31.12.2019	Carrying amount as of 31.12.2019	Fair value as of 31.12.2018	Carrying amount as of 31.12.2018	Net gains (+) or losses (-) 31.12.2019	Net gains (+) or losses (-) 31.12.2018
Category: Held						
Cash and cash equivalents	11,119	11,119	19,451	19,451	(15)	(10)
Trade receivables	5,031	5,031	3,397	3,397	(33)	1
Other financial assets	1,077	1,077	794	794	-	-
Total	17,227	17,227	23,642	23,642	(48)	(9)

Financial liabilities in EUR thousands	Fair value as of 31.12.2019	Carrying amount as of 31.12.2019	Fair value as of 31.12.2018	Carrying amount as of 31.12.2018	Net gains (+) or losses (-) 31.12.2019	Net gains (+) or losses (-) 31.12.2018
Financial liabilities at amortized cost						
Financial liabilities, current	1,212	1,212	165	165	-	-
Trade payables	4,196	4,196	1,805	1,805	(2)	(13)
Other current financial liabilities	99	99	29	29	-	-
Financial liabilities, non-current	20,648	20,648	12,382	12,382	-	-
Total	26,155	26,155	14,382	14,382	(2)	(13)
Financial liabilities at fair value through profit or loss						
Financial liabilities, non-current	1,462	1,462	1,080	1,080	(82)	(528)
Other financial liabilities, non-current	14,720	14,720	-	-	(650)	-
Total	16,182	16,182	1,080	1,080	(732)	(528)

Under other operating expenses, Biofrontera reports value adjustments to trade receivables and miscellaneous financial obligations allocable to the "held" category.

The net gains and losses generally include currency translation effects as well as impairments and write-ups. Fair value changes of liabilities recognized at fair value are included in interest expense. Interest income is not included in net income.

Based on the input factors used at the valuation methods fair values are divided into different steps of the fair value hierarchy:

Level 1: Fair value valuations using prices listed on active markets (not adjusted) for identical assets or liabilities.

Level 2: Fair value valuations using inputs for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.

Level 3: Fair value valuations using inputs for the asset or liability that are not based on observable market data (unobservable input data).

These relate to the performance component of the EIB loan (EUR 1.5 million; December 31, 2018: EUR 1.1 million) included under non-current financial liabilities and the purchase price liability arising in 2019 from the acquisition of Cutanea (EUR 14.7 million). No reclassifications were made between the individual levels of the fair value category during the 2019 fiscal year.

Principles of risk management

As part of its operating activities, the Group is exposed to market price and credit risk, as well as liquidity risk, which could have an effect on its financial position and performance.

Market price risk: Biofrontera's exposure to market risks consists of foreign exchange and interest rate risks. The risk of interest rate changes is regarded as low as the existing interest rate modalities for the relevant financing of the Biofrontera Group can usually be adapted to market conditions in the short to medium term. Exceptions are the performance component, although this is mitigated by a limit to 4% of the market price risk as well as the purchase price liability from the acquisition of Cutanea (earn-out). An interest rate-related change in the value of the purchase price liability by 1 % would result in a change in interest expense of EUR 1 million (previous year: 0)

Cash flow risk: There is no cash flow risk for the fixed-interest option bonds. The fixed interest rate means that no disadvantageous changes in interest payments can occur. As the liabilities are not carried at fair value but at amortized cost, there is also no fair value risk. A change of +5 % (-5 %) in the expected profits from the sale of the Cutanea products would result in a change of EUR +0.9 million (EUR -0.6 million) for the purchase price liability.

Foreign currency risk: The Biofrontera Group was exposed to foreign currency risks on the balance sheet date, especially as a result of the intragroup loan to the subsidiary Biofrontera Inc. Trade receivables arise to a greater extent than in the past due to the expansion of business in the U.S. and are regularly reviewed for a potential default risk. Trade payables denominated in foreign currency are of minor importance. The company does not conclude any special hedging transactions. Currency exchange rate fluctuations are recognized in profit or loss.

The balance of financial assets and liabilities in foreign currencies amounts to EUR 29,1 million (previous year: EUR 27.0 million). A 5% change in the value of financial assets and financial liabilities in foreign currency would result in a change of EUR 1.5 million (previous year: EUR 1.4 million) in the income statement item "Other expenses and income".

Credit risk: A credit risk arises for the Group if transaction partners cannot meet their obligations by the normal payment deadlines. On the balance sheet, the maximum non-payment risk is represented by the carrying amount of the relevant financial asset. The situation regarding receivables is monitored so that any possible non-payment risks can be identified at an early stage and appropriate steps taken.

In the 2019 financial year, individual value adjustments in the amount of EUR 43 thousand (previous year: 0) were applied to trade receivables. Cash and cash equivalents are invested with banks and insurance companies with sufficient deposit protection.

Liquidity risk: Liquidity risk refers to the inability to meet existing or future payment obligations on time. To ensure solvency at all times and to avoid financial bottlenecks, Biofrontera has established a central liquidity management system that monitors liquidity requirements in the short, medium and long term. The refinancing of all Group companies is generally performed centrally by Biofrontera AG.

The monitoring and management of liquidity is based on short-term and long-term corporate planning. Liquidity risks are identified at an early stage, using simulations of various scenarios. Current liquidity is reported and monitored on a daily basis.

At present, the company is sufficiently financed. However, the cost-cutting measures introduced may not be sufficient to continue operations for 12 months and beyond. So far, the company has always succeeded in securing financing for the company through additional capital measures.

With regard to material uncertainties in connection with the going concern status, we refer to Note 33 Subsequent events.

With regard to the (undiscounted) payments from financial liabilities due in the next few years, reference is made to the corresponding notes on this item on the balance sheet.

All other financial liabilities are current and are expected to be settled within one year.

Notes to the consolidated statement of comprehensive income for the fiscal year 2019

16. Sales revenue

	01.01.-31.12.2019			01.01.-31.12.2018		
Sales revenue (in EUR thousands)	**Product revenue**	**Development revenues**	**Other**	**Product revenue**	**Development revenues**	**Other**
Germany	4,633	-	-	3,307	-	-
Europe	2,603	-	-	2,737	-	-
U.S.	23,343	-	-	14,894	-	-
Other regions	-	686	-	-	129	40
Total	30,579	686	-	20,938	129	40

Revenue from product revenues generated in the U.S. includes revenue from finance and operating lease agreements concerning the BF-RhodoLED® lamps.

In the 2019 financial year, we generated EUR 72 thousand of income from operating leases (previous year: EUR 94 thousand). We generated income of EUR 126 thousand from finance leases (previous year: EUR 240 thousand).

17. Cost of sales, gross profit

The cost of materials included in the cost of sales amounted to EUR 3,827 thousand for the 2019 financial year (previous year: EUR 3,636 thousand).

The gross profit on sales increased by EUR 9,734 thousand in the 2019 reporting year, to reach EUR 26,390 thousand, compared with EUR 16,656 thousand in the prior-year period.

18. Research and development costs

Research and development costs amounted to EUR 4,636 thousand (previous year: EUR 4,427 thousand) and include costs for clinical studies as well as expenses for regulatory activities, i.e. the granting, maintenance and expansion of our approvals.

19. Sales and marketing costs

Sales and marketing costs amounted to EUR 28,856 thousand in the 2019 financial year (previous year: EUR 17,744 thousand). Sales and marketing costs include costs for our own sales force in Germany, Spain, the UK and the U.S., as well as marketing expenses. The increase in sales costs is due to the further expansion of the sales organization in the USA as well as sales-related costs incurred at Cutanea.

20. General administrative costs

General administrative costs amounted to EUR 16,275 thousand in the 2019 financial year (previous year: EUR 12,963 thousand) and thus increased by a total of EUR 3,312 thousand compared to the previous year, in particular due to the Cutanea acquisition. Legal and consulting costs amounted to EUR 6,929 thousand (previous year: EUR 6,230 thousand).

21. Interest expenses and income

Interest income mainly results from investments of cash and cash equivalents of EUR 124 thousand (previous year: EUR 24 thousand).

in EUR thousands	2019 Interest expense from compounding	2019 Interest expense and the like	2018 Interest expense from compounding	2018 Interest expense and the like
Convertible bond 2017/22	32	136	30	156
EIB loan 2017	202	1,046	140	1,458
EIB loan 2019	11	457	-	-
Cutanea purchase price liability	-	650	-	-
Leasing	-	124	-	-
Other	-	53	-	-
	245	2,466	170	1,614

22. Other expenses and income

Other income mainly includes the negative difference (bad will) of EUR 14,812 thousand arising from the purchase price allocation and other income from the assumption of costs by Maruho EUR 6,215 thousand. In addition, the items include expenses and income from currency translations in the amount of EUR 324 thousand (previous year: EUR 650 thousand).

23. Income tax

in EUR thousands	2019	2018
Deferred taxes	(2,606)	10,400
Actual income taxes	25	(9)
Income tax	**(2,581)**	**10,391**

The expense from deferred taxes results from the use of the tax loss carryforwards of Biofrontera Pharma GmbH (EUR 256 thousand) and from the reduction in the municipal trade tax rate of the city of Leverkusen with effect from January 1, 2020 (EUR 2,350 thousand).

24. Earnings per share (EPS)

Earnings per share are calculated on the basis of the net loss for the year of the Biofrontera Group and the average ordinary shares in circulation in the financial year, in accordance with IAS 33.

	December 31, 2019	December 31, 2018
Number of weighted ordinary shares in circulation (on average)	44,690,009	43,695,794
Net loss for the year in EUR thousands	(7,358)	(8,878)
Basic/diluted earnings per share in EUR	**(0.16)**	**(0.20)**

The instruments are generally diluted. Due to the loss situation, the basic EPS corresponds to the diluted EPS.

25. Additional information about the consolidated statement of comprehensive income

Other comprehensive income only includes exchange differences from the conversion of foreign currency from our foreign operations into the Group currency.

Depreciation and amortization expense

The amortization of intangible assets and depreciation of tangible assets are included in the following items of the statement of comprehensive income:

in EUR thousands	2019	2018
Research and development costs	72	595
General administrative costs	383	109
Cost of sales	17	15
Sales and marketing	2.684	34
Depreciation and amortization expense	**3.156**	**754**

Personnel costs

in EUR thousands	2019	2018
Wages and salaries	19,894	14,252
Social security charges	2,958	1,973
Costs for pension schemes	391	191
Total	**23,243**	**16,416**

26. Staff

	2019	2018
Total employees (average)	180	141
Full-time	154	122
With academic degree	30	29
By business segments		
Production	16	13
Research & Development	5	4
Clinical and regulatory tasks	16	12
Marketing and sales	73	70
Quality management	9	7
Management, business development, finance, HR and administration	58	35
By countries		
Germany	89	75
USA	80	56
Spain	8	7
United Kingdom	3	3

27. Other information

In the USA, BF-RhodoLED® lamps are also available under leasing agreements. These agreements are accounted for as operating leases in the first six months. After six months, the customer has the option of either returning the lamp or purchasing it. The agreed purchase price can then be paid immediately in full or over an additional 24 months. If payment is made over an additional 24 months, the agreements are accounted for as financing leases. In financial year 2019, the company generated income of EUR 71 thousand (previous year: EUR 94 thousand) from operating lease agreements. Income of EUR 126 thousand (previous year: EUR 240 thousand) was generated from finance lease agreements. The future expected leasing income as of December 31, 2019 is as follows:

in EUR thousands	2019	2018	2019	2018	2019	2018
	≤ 1 year		1 year to 5 years		> 5 years	
Finance lease BF-RhodoLED® interest income	24	19	9	11	0	0
Finance lease BF-RhodoLED® sales	160	121	57	72	0	0

28. Notes to the cash flow statement

The cash flow statement is presented in accordance IAS 7. The net loss for the year is adjusted for effects of non-cash transactions, deferrals or accruals of past or future operational deposits or disbursements, and income and expense items attributable to investment or financing activities.

In the consolidated cash flow statement, cash and cash equivalents include cash in hand, checks, bank deposits and money deposits with a maturity of up to three months. Current account liabilities are incorporated into the cash fund where applicable.

Interest paid out amounted to EUR 664 thousand (previous year: EUR 536 thousand). Taxes paid amounted to EUR 36 thousand (previous year: EUR 9 thousand). Interest received amounted to EUR 127 thousand (previous year: EUR 24 thousand).

The changes are comprised as follows:

in EUR thousands	January 1, 2019	Cash flow	Non-cash changes Addition/ retirement	Fair value change	December 31, 2019
Convertible bond 2017/2022	2,495	-	-518	-	1,977
EIB loan 2017	10,967	-	810	68	11,845
EIB loan 2019	-	5,000	287	14	5,301
Interest convertible Bond 2017/2022,	78	(153)	136	-	61
Interest EIB loan 2017	87	(372)	369	-	84
Interest EIB loan 2019	-	(139)	168	-	29
Leasing liabilities	2,303	(1,183)	2,905	-	4,025
Total financial liabilities	15,930	3,153	4,157	82	23,322

29. Members of the Management Board

In 2019, the Management Board consisted of Prof. Dr. Hermann Lübbert (Chief Executive Officer), Mr. Thomas Schaffer (Chief Financial Officer) and Mr. Christoph Dünwald (Chief Commercial Officer).

Prof. Dr. rer. nat. Hermann Lübbert, CEO

Prof. Dr. rer. nat. Hermann Lübbert is the Management Board Chairman (Chief Executive Officer) of Biofrontera AG and Managing Director of Biofrontera Bioscience GmbH and of Biofrontera Pharma GmbH. He studied biology in his native city of Cologne, where he also received his doctorate in 1984.

After eight years in academic research at Cologne University and at the California Institute of Technology (U.S.), he obtained his postdoctoral qualification in 1994 from the Eidgenössische Technische Hochschule (ETH) Zürich. Since 1998, he has led the Chair for Animal Physiology at Ruhr University Bochum. During ten years at Sandoz and Novartis Pharma AG, Professor Lübbert acquired experience in managing a globally active research organization. He founded Biofrontera in 1997 and has since managed the company.

Thomas Schaffer, CFO

Thomas Schaffer started his career in various positions in the finance and controlling area at Siemens Semiconductor. He was Vice President and CFO in the Security & Chipcard ICs area at Siemens.

He was then Managing Director and CFO at Infineon Ventures GmbH for a four-year period and continued his career as Vice President and CFO of the Specialty DRAM Division of Qimonda AG, where he also assumed the Managing Director role at Qimonda Solar GmbH. He added to his significant international experience with appointments as CFO at Heptagon Oy, Finland/Switzerland, and Ubidyne Inc., Delaware, U.S.. Mr. Schaffer has been CFO of Biofrontera AG since June 2013.

Christoph Dünwald, CCO

Christoph Dünwald started his career at Bayer AG, where he held various positions in marketing (U.S. and Spain) and in strategic business management in Germany and Southeast Asia over a 15-year period.

In his last position at Bayer, he managed the Bayer Healthcare Diagnostics Division in Belgium and Luxembourg as General Manager. After two years as International Sales and Marketing Director in Spain and England for Corporación Dermoestética SA, he moved to become Senior Commercial Director at U.S. pharmaceuticals group Allergan in 2008. From 2009 until 2015, he managed its Medical Business Unit in Spain and Portugal.

Mr. Dünwald has been responsible for marketing and sales as well as for the further development of the US business at Biofrontera since 2016. He resigned as Chief Commercial Officer (CCO) on January 31, 2020.

Management Board compensation

in EUR thousands	2019	2018
Short-term benefits	1,387	1,071
Performance-based compensation	87	422
Total compensation	**1,474**	**1,493**

Further information on individualized compensation of the Management Board can be found in the "Compensation Report" in the Management Report.

The Management Board members held the following supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Name	Company	Board	Position
Thomas Schaffer	Industrial Tracking Systems AG, Fürstenfeldbruck	Supervisory Board	Chair

30. Members of the Supervisory Board

Name	Nationality	Age	Position	Data first appointment	Term until
Dr. Ulrich Granzer	German	59	Chair	12.05.2006	2021
Curriculum vitae:	Dr. Ulrich Granzer, Supervisory Board Chairman, is a founder and owner of Granzer Regulatory Consulting & Services and has been a Supervisory Board member since 2006. Previously, he was Head of Regulatory Affairs at GlaxoSmithKline, and Global Regulatory Centers BASF Pharma and VP Global Regulatory Affairs at Bayer Pharma. He is a proven expert in the drug approval area. He studied pharmaceuticals at Phillips University Marburg before receiving his doctorate from Tübingen University.				
Jürgen Baumann	German	65	Deputy Chair	24.05.2007	2021
Curriculum vitae	Mr. Jürgen Baumann, Deputy Supervisory Board Chairman, is an independent management consultant and has been Supervisory Board Chairman since 2007. He has held various management positions, including on the Management Board of Schwarz Pharma AG, where he was responsible for sales and marketing in Europe. Mr. Baumann studied economic sciences at Wuppertal University.				
John Borer	U.S.	62	Member	31.05.2016	2021
Curriculum vitae	Dr. John Borer is Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC. He was previously CEO and Head of Investment Banking at Rodman & Renshaw and held management positions at Pacific Business Credit as well as at Barclays American Business Credit. His law doctorate was awarded by the Loyola Law School in Los Angeles.				
Reinhard Eyring	German	61	Member	07.02.2018	2021
Curriculum vitae	Reinhard Eyring is a partner and Head of Germany at Ashhurst LLP. Previously he was a partner at Schürmann & Partner for 11 years. Mr. Eyring studied law at the University of Freiburg and subsequently worked as a trainee at the Regional Court of Frankfurt am Main.				
Hansjörg Plaggemars*	U.S.	49	Member	31.05.2016	2021

Name	Nationality	Age	Position	Data first appointment	Term until
Curriculum vitae	Mr. Hansjörg Plaggemars is an independent management consultant (Value Consult) as well as a Management Board member of various companies as part of projects, including at Delphi Unternehmensberatung AG and Strawtec Group AG. Until the end of May 2017, he was a member of the Management Board of Deutsche Balaton AG and previously managing director and CFO at CoCreate Software GmbH, KAMPA AG, Unister Holdings and Müller Holdings. Mr. Plaggemars is also a member of the supervisory boards of Ming Le Sports AG, Deutsche Balaton Immobilien I AG, Carus AG and Youbisheng Green Paper AG. He studied business management at Bamberg University.				
Prof. Dr. Franca Ruhwedel*	**German**	**47**	**Member**	**10.07.2019**	**2021**
Curriculum vitae	Prof. Dr. Ruhwedel is currently Professor of Finance and Accounting at the Rhine-Waal University of Applied Sciences in Kamp-Lintfort. Previously, she was held the position of Professor of Accounting and Controlling at the FOM University in Essen. During her professional career she has held positions as project manager in the areas of M&A and corporate development at thyssenkrupp AG and tyssenkrupp Steel AG. After her training as a banker at Commerzbank AG and her studies of business administration, Ms. Ruhwedel obtained her doctorate at the Ruhr University of Bochum.				
Kevin Weber	**USA**	**61**	**Member**	**31.05.2016**	**2021**
Curriculum vitae	Mr. Kevin Weber is Managing Director at Skysis, LLC. He was previously CEO at Paraffin International Inc., and has extensive experience in marketing as well as worldwide marketing strategies. He previously held senior roles at Depomed, Hyperion Therapeutics and Medicis Pharmaceuticals. Kevin Weber is also a member of the Boards of Directors of the American Academy of Pain Medicine Foundation and of the American Chronic Pain Association. He holds a degree in management and marketing from Western Michigan University.				

* By order of the Cologne District Court dated March 22, 2019, Mr. Hansjörg Plaggemars was dismissed as a member of the Supervisory Board of Biofrontera AG pursuant to Section 103 (3) of the German Stock Corporation Act (AktG) for good cause. The ruling was issued on March 22, 2019 and came to the company's attention on March 26, 2019. The ruling regarding the removal from office was effective immediately. However, an appeal was filed and subsequently was rejected by the Cologne District Court on April 30, 2019 and the case was referred to the Higher Regional Court for a further ruling. The Higher Regional Court of Cologne dismissed the appeal on August 29, 2019 finally dismissed the appeal. The Annual General Meeting on July 10, 2019 elected Prof. Dr. Franca Ruhwedel, Professor of Finance and Accounting at the Rhein-Waal University of Applied Sciences, Kamp-Lintfort, Duisburg, to the Supervisory Board as successor to Mr. Plaggemars.

Supervisory board compensation

in EUR thousands	Compensation 2019	Compensation 2018
Dr. Ulrich Granzer	30	30
Jürgen Baumann	23	23
John Borer	15	15
Reinhard Eyring	15	14
Hansjörg Plaggemars	3	15
Prof. Dr. Franca Ruhwedel	7	-
Kevin Weber	15	15
Total	108	**112**

The payments are short-term payments within the meaning of IAS 24.17 (a).

The Supervisory Board members held the following other supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Name	Company	Board	Position
Reinhard Eyring	DESTAG Deutsche Steinindustrie AG	Supervisory Board	Chair
Prof. Dr. Franca Ruhwedel	NATIONAL-BANK AG, Essen	Management Board	Member
	VTG AG, Hamburg	Management Board	Member

31. Related party disclosures

As a result of the acquisition of Cutanea, the research and development cooperation as well as a sublease agreement, the following relationships with the Maruho Group are in place:

in EUR thousands	December 31, 2019	December 31, 2018
Revenue from research collaborations	686	129
Income from the reimbursement of costs by Maruho	6.215	-
Income from subleases	34	34
Accounts receivables	149	-
Receivables from start-up costs	3.646	-
Purchase price liability Cutanea (earn-out and start-up costs)	15.487	-
Other liabilties	72	-

With regard to the acquisition of Cutanea, we refer to the disclosures on business combinations.

On March 19, 2019, the Company signed an agreement to continue its research collaboration with Maruho Co., Ltd. of Osaka, Japan ("Maruho") in the field of branded generics. Under the new project phase, Biofrontera will prepare the formulation of one of four active ingredients in Biofrontera's nanoemulsion for clinical trials, which were jointly researched in an earlier project phase (phase 1). According to current planning, research costs of up to EUR 1.1 million will be incurred in the new project phase, which will be fully borne by Maruho.

During 2019, our company received additional advisory services from supervisory board member Dr. Ulrich Granzer. Dr. Granzer assisted our company with key issues relating to the preparation of the applications for approval submitted to the regulatory authorities in Europe and the U.S. During the fiscal year ending December 31, 2019, advisory services in the amount of EUR 1 thousand were provided by Granzer Regulatory Consulting & Services (previous year: 0). The amounts stated here do not include statutory value added tax at the current rate of 19%. The underlying consultancy agreement was approved with due consideration of the applicable legal and regulatory framework.

In the 2019 financial year, there were no further reportable transactions or relationships with related parties beyond those described above or in sections 28 and 29.

The group of related parties is limited to the group of persons and companies mentioned there. The group of key management personnel is limited to the Management Board and Supervisory Board.

In the context of the underlying holding structure, Biofrontera AG is responsible for the administrative and management tasks. Biofrontera AG is also responsible for the financing of the currently still loss-making business areas, as it is a listed company and consequently enjoys optimal access to the capital market.

Due to the close cooperation between the Group companies, intercompany billing is applied, which is adjusted annually according to requirements.

32. Auditor's fees and services

The total fee invoiced by the auditor Warth & Klein Grant Thornton AG for the 2019 financial years consist of:

in EUR thousands	2019	2018
Auditing services	571	580
[of which for the previous year]	[102]	[221]
Other audit services	-	85
	571	665

The auditing services includes, in addition to the mandatory audit of the annual and consolidated financial statements of Biofrontera AG, the review of the condensed interim financial statements and interim management report, as well as the audit of the consolidated financial statements according to PCAOB standards.

Other audit services in the previous year related to the audit of the profit forecast and the issue of a comfort letter.

33. Subsequent events

Strengthening of the commercial focus through reorganization of the US business

On January 6, 2020, the company announced a new organizational structure of its US-subsidiary Biofrontera Inc. to strengthen its commercial activities in the USA.

Since then, the operating business in the USA is managed by Christopher Pearson as Chief Commercial Officer USA and Erica Monaco as Chief Financial Officer USA. Chris Pearson is responsible for Sales, Marketing and Market Access. Erica Monaco is responsible for Finance & Operations, Human Resources, Legal and Compliance. Organizationally, Biofrontera Inc. is now managed by a 4-member Board of Directors, consisting of Prof. Hermann Lübbert (Chairman) and Thomas Schaffer as non-executive board members, Chris Pearson and Erica Monaco as executive board members.

Organizational restructuring of Biofrontera and resignation of Chief Commercial Officer Christoph Dünwald

On January 31, 2020, the company announced that - following the operational reorganization of the company's US-subsidiary Biofrontera Inc. - it has reorganized its European sales structure. As part of the restructuring of Biofrontera, Christoph Dünwald, Chief Commercial Officer (CCO), has resigned from his position to pursue new challenges.

As a result of the restructuring, Biofrontera's worldwide sales organization now stands on two pillars: Sales and marketing in the USA, Biofrontera's largest market, and a uniform management of all sales organizations in Europe. Dr. Matthias Naumann, who has been successfully working for the company since 2016 as Sales Manager Germany, has assumed the management of the sales organization in Europe. As Head of Sales and Marketing Europe, Mr. Naumann now manages the sales and marketing activities comprehensively across Europe.

Approval for Ameluz® label extension for the treatment of actinic keratosis on extremities and trunk/neck by the European Commission

Based on the positive assessment of the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) on February 3, 2020, the European Commission granted the formal extension of approval on March 10, 2020. The extended approval of Ameluz® now also includes the treatment of mild and moderate actinic keratoses (AK) on the extremities and trunk/neck with photodynamic therapy (PDT).

In addition, the results of the follow-up phase of the clinical study comparing daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC). With a recurrence rate of 19.5%, Ameluz® showed significantly lower recurrence rates after 12 months than Metvix® with 31.2%.

Subscription offers for mandatory convertible bonds

On February 26, 2020, the Management Board resolved to issue up to 1,600,000 of the 0.5% qualified subordinated mandatory convertible bonds 2020/2024 ("Bonds 2020/2024") with a nominal value of EUR 5.00 each and a total nominal value of up to EUR

8,000,000 as well as up to 1,600,000 of the 1.00 % qualified subordinated mandatory convertible bonds 2020/2026 ("Bonds 2020/2026") with a nominal value of EUR 5.00 each and a total nominal value of up to EUR 8,000,000.

As capital market conditions had changed as a result of the coronavirus crisis, the Management Board had resolved on March 12, 2020 to extend the subscription period for the Bonds 2020/2024 and for the Bonds 2020/2026 until March 31, 2020.

On March 23, 2020, the Management Board resolved not to offer the Bonds 2020/2024 and the Bonds 2020/2026 based on the previously determined conditions due to further substantially changed conditions since March 12, 2020 as a result of the coronavirus crisis. Both the subscription offers for the Bonds 2020/2024 and the subscription offer for the Bonds 2020/2026 were therefore withdrawn and will not be completed.

Non-binding term sheet for licensing agreement for Ameluz® in Poland with medac GmbH Sp. z o.o.

On March 13, 2020, the company signed a non-binding term sheet for an exclusive license agreement with medac GmbH Sp. z o.o., the Polish branch of medac Gesellschaft für klinische Spezialpräparate mbH, for the marketing of Ameluz® and BF-RhodoLED® in Poland.

The term sheet contains terms and conditions regarding the amount of the one-time upfront payment of around EUR 200,0000, the term of approximately 5 years, the transfer price for Ameluz® and BF-RhodoLED® as well as local regulatory responsibilities in Poland.

Licensing agreement for Ameluz® with Maruho Co., Ltd.

On March 3, 2020, the company entered into a binding term sheet ("Binding Term Sheet") with Maruho Co, Ltd, Osaka, Japan, which sets out the main terms of a future license agreement for East Asia and Oceania. The Agreement has a term of 15 years from the start of distribution in each country covered under the Agreement. The agreement has a term of 15 years from the start of distribution in each country covered under the agreement.

Under the terms of the agreement, Maruho will obtain exclusive development and commercialization rights including the right to sublicense Ameluz® East Asia and Oceania

Maruho is, with the consent of Biofrontera, entitled to carry out its own research and development within the scope of the license. Maruho will grant to Biofrontera a free and unlimited license for the results of such research and development activities for commercialization outside the territory.

Under the terms of the agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho has an obligation to use commercially reasonable efforts to develop, approve and market Ameluz® in East Asia and Oceania.

Upon signing of the licensing agreement in April 2020, Maruho will make an upfront payment to Biofrontera AG in the amount of EUR 6 million plus additional future payments subject to achievement of certain regulatory and sales milestones. Maruho will also make royalty payments at an initial rate of 6% of net sales in the countries of the territory, which will increase depending on sales volume and will be reduced should generic products become available in the respective countries.

Effects of the COVID-19 pandemic

The coronavirus pandemic, which is continuing to worsen around the world, is causing massive disruptions in global supply chains, consumer markets and the economy as a whole. As a result of the measures implemented by governments around the world, Biofrontera's business operations is directly affected. In particular, there is a risk of a temporary and significant decline in demand for Biofrontera's products worldwide.

On March 20, 2020, the company announced that is has adopted comprehensive measures to reduce costs during the global COVID-19 pandemic. As such, Biofrontera has implemented short-time work for all employees in Germany. Similar measures were implemented at its subsidiaries in Spain and the UK. Biofrontera Inc., the US-based wholly owned subsidiary, also initiated substantial cost cutting measures by significantly reducing its workforce and implementing a mandatory furlough program, under which all employees will be required to take temporary periods of unpaid time off. In addition, the members of the

Management Board of Biofrontera AG as well as the management of Biofrontera Inc. are voluntarily waiving a substantial portion of their salaries until further notice.

While these cost-cutting measures are in place, the company ensures full medical and financial regulatory compliance and continuous disclosure of its business is maintained at all time.

The Biofrontera Group may not be able to meet existing or future payment obligations due to insufficient availability of cash and cash equivalents. To date, the Biofrontera Group has been able to meet its payment obligations at all times and has always succeeded in providing the necessary financing for its business operations through equity or debt funding. The company is sufficiently financed due to the drawdown of several tranches totaling EUR 15 million from the European Investment Bank loan as well as the one-time down payment in the amount of EUR 6 million from the licensing agreement with Maruho signed in April 2020. The planned capital measure for March 2020 with a maximum total of up to EUR 16 million had to be cancelled due to the turmoil on the capital markets as a result of the Corona crisis.

In order to finance its business operations for a further 12 months and beyond, Biofrontera is dependent on an additional capital measure of at least EUR 5 million by no later than the end of the 2020 financial year. The Management Board expects, based on the assumption that the general economic conditions will normalize and based on the consistently successful track record with capital measures to date, that the required liquidity for the business can be ensured in the future. However, should this no longer be possible due to a continuing crisis caused by the COVID 19 pandemic, this would pose a threat to the going concern status of the Biofrontera Group.

Should the worldwide COVID-19 pandemic last longer than expected, it could lead to a drastic decline in liquidity of the Biofrontera Group due to significantly reduced sales, despite the cost reduction measures that have been introduced, and also render further access to financing on the capital market impossible. However, the Management Board currently assumes that following the end of the current crisis, it will once again be possible to successfully implement appropriate capital measures.

The current uncertain business outlook due to the COVID-19 pandemic may also affect the future valuation of certain assets and liabilities of the company. Lower sales of Xepi™ may lead to a different evaluation of the medium-term sales and earnings prospects for Xepi™ and consequently to a revaluation of the value of the Xepi™ license on the balance sheet. The purchase price liability to Maruho for future profits from the sale of Xepi™ is subject to market risk (earn-out) and depends on the amount of profits generated. Furthermore, in the event of a prolonged decline in business activity, the shelf life of already produced Ameluz® tubes may expire and inventories may have to be destroyed.

No subsequent events subject to mandatory reporting occurred after the balance sheet date.

Leverkusen, April 20, 2020

Prof. Dr. Hermann Lübbert
Chief Executive Officer

Thomas Schaffer
Chief Financial Officer

Independent Auditor's Report

To Biofrontera AG, Leverkusen

Report on the Audit of the Consolidated Financial Statements and the Combined Management Report

Audit opinions

We have audited the consolidated financial statements of Biofrontera AG, Leverkusen, and its subsidiary (the Group), which comprise the consolidated balance sheet as at 31 December 2019, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the financial year from 1 January 2019 to 31 December 2019, and notes to the consolidated financial statements, including a summary of significant accounting policies. In addition, we have audited the group management report which is combined with the management report (referred to subsequently as "combined management report") of Biofrontera AG for the financial year from 1 January 2019 to 31 December 2019. In accordance with the German legal requirements, we have not audited the content of the Corporate Governance Declaration pursuant to Section 289f and Section 315d HGB [Handelsgesetzbuch: German Commercial Code] which is referred to in the combined management report.

In our opinion, on the basis of the knowledge obtained in the audit,

- the accompanying consolidated financial statements comply, in all material respects, with the IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315e paragraph 1 HGB and, in compliance with these requirements, give a true and fair view of the assets, liabilities, and financial position of the Group as at 31 December 2019 and of its financial performance for the financial year from 1 January 2019 to 31 December 2019, and
- the accompanying combined management report as a whole provides an appropriate view of the Group's position. In all material respects, this combined management report is consistent with the consolidated financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the combined management report does not cover the content of the above-mentioned Corporate Governance Declaration pursuant to Section 289f and Section 315d HGB.

Pursuant to section 322 paragraph 3 sentence 1 HGB, we declare that our audit has not led to any reservations relating to the legal compliance of the consolidated financial statements and of the combined management report.

Basis for the audit opinions

We conducted our audit of the consolidated financial statements and of the combined management report in accordance with section 317 HGB and the EU Audit Regulation (No. 537/2014, referred to subsequently as "EU Audit Regulation") and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and of the Combined Management Report" section of our auditor's report. We are independent of the group entities in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the consolidated financial statements and on the combined management report.

Material uncertainty related to going concern

We draw attention to the comments in section 33 "Subsequent events" of the notes to the consolidated financial statements and to the "Liquidity, profitability, capital markets access and risks to the going concern status" subsection in the "Risk and opportunity report" section of the combined management report. There the executive directors of Biofrontera AG describe that

a planned capital measure for March 2020 with a maximum total of up to EUR 16 million had to be cancelled due to the turmoil on the capital markets as a result of the Corona crisis and that in order to finance its business operations for a further 12 months and beyond, Biofrontera is dependent on a capital measure of at least EUR 5 million by no later than the end of the 2020 financial year. The executive directors expect, based on the assumption that the general economic conditions will normalize and based on the consistently successful track record with capital measures to date, that the required liquidity for the business can be ensured in the future, however, attention is drawn to the fact that should this no longer be possible due to a continuing crisis caused by the COVID 19 pandemic, this would pose a threat to the going concern status of the Biofrontera Group. Should the worldwide COVID-19 pandemic last longer than expected, it could lead to a drastic decline in liquidity of the Biofrontera Group due to significantly reduced sales, despite the cost reduction measures that have been introduced, and also render further access to financing on the capital market impossible.

As stated in the quoted sections of the notes to the consolidated financial statements and the combined management report, these events or conditions indicate that material uncertainty exists that may cast significant doubt on the group's ability to continue as a going concern and that represents a going concern risk within the meaning of Section 322 para. 2 sentence 3 HGB. As part of our audit we have assessed whether the executive directors' use of the going concern basis of accounting in the preparation of the consolidated financial statements and the disclosure of material uncertainty related to going concern in the consolidated financial statements and in the combined management report are appropriate in the circumstances. For this purpose, we assessed in particular the liquidity planning prepared by the executive directors of Biofrontera AG on the basis of the adopted budget of the Biofrontera Group for the financial year 2020 in consideration of the effects of the COVID-19 crisis which the executive directors expect on the business activities and the liquidity of the Biofrontera Group. In this context we determined whether the assumptions underlying the liquidity planning are sufficiently supported and assessed the reliability of the underlying data.

Our audit opinions are not modified in respect of this matter.

Key audit matters in the audit of the consolidated financial statements

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year from 1 January 2019 to 31 December 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our audit opinion thereon, and we do not provide a separate audit opinion on these matters.

In addition to the matter described in the "Material uncertainty related to going concern" section we determined the matters described below as key audit matters to be included in our Auditor's Report:

1) Evaluation of the Xepi license obtained in connection with the acquisition of Cutanea Life Sciences and the financial liabilities from the variable purchase price from the earn out agreement.
2) Capitalisation of tax loss carryforwards.

Our presentation of the key audit matters has been structured as follows:

1) Financial Statement Risk
2) Audit Approach
3) Reference to Related Disclosures

Evaluation of the Xepi license obtained in connection with the acquisition of Cutanea Life Sciences and the financial liabilities from the variable purchase price resulting from the earn out agreement

1) Financial Statement Risk

On 25 March 2019, Biofrontera Inc. entered into an agreement with Maruho Co., Ltd, Japan ("Maruho") to acquire 100% of the shares of Cutanea Life Sciences, Inc., Wayne/USA, including its subsidiaries Dermark LLC, Wayne/USA, and Dermapex LLC, Wayne/USA, (together "Cutanea") through its newly founded subsidiary Biofrontera Newderm LLC, Woburn/USA. In connection with the acquisition of the shares in Cutanea, in particular a license was acquired as an asset, which has enabled Biofrontera to market Xepi, a prescription cream for the treatment of impetigo ("Xepi license").
Biofrontera acquired Cutanea at an initial purchase price of US dollar 1.00 Additionally, an earn-out agreement was entered into, according to which the profits from the sale of the Xepi license will be shared equally between Maruho and Biofrontera until 2030.

The amount of the Xepi license recognised in the consolidated balance sheet in connection with the purchase price allocation at the time of acquisition is kEUR 23,604. The recognised financial liability from the variable purchase price at the time of acquisition amounted to kEUR 11,488.

The evaluation of the obtained Xepi license as well as of the financial liabilities from the variable purchase price resulting form the earn out is based on discretionary assumptions of the executive directors and is therefore subject to high estimation uncertainty. Particular risks for the financial statements are also attributable to the assumption-based measurement methods used to determine the fair values. Against this background and considering the importance of the acquisition for the Biofrontera Group's financial performance, the adequate recognition in the balance sheet of the acquisition completed in the financial year was of particular importance in our audit.

2) Audit Approach

As part of the evaluation of the Xepi license and the purchase price liability, we first evaluated the competence, capability and objectivity of the external expert engaged by Biofrontera AG to carry out the evaluation. We reconciled the amount of the Xepi license and of the foregoing financial liability recognised in the consolidated balance sheet with the valuation report of the external expert. With the involvement of our internal valuation experts we evaluated the appropriateness of the valuation methods employed by the expert engaged by Biofrontera AG in the consideration of the Xepi license and the aforementioned financial liability in the context of the general accounting policies and assessed the content of the applied measurement assumptions and parameters. For this purpose we analysed the methodological approach used for determining the fair value of the Xepi license and the financial liability from the earn out agreement. We assessed the consistency and reliability of the underlying planning assumptions and the appropriateness of the resulting cash flows on which the determination of the fair value of the Xepi license and of the purchase price liability was based. For this purpose, we checked the planning calculations for their arithmetical correctness and assessed the planned future revenue and resulting cash flows from the sale of the Xepi medicine and the expected conditional purchase price payments, among other things, on the basis of interviews with the executive directors and of the external experts engaged to prepare the purchase price allocation. In the calculation of the fair value of the Xepi license and of the present value of the purchase price liability, we recalculated the used capital costs and compared their underlying parameters with publicly available information.

3) Reference to Related Disclosures

The disclosures relating to the valuation of the Xepi license and the financial liabilities from the variable purchase price resulting from the earn out agreement are shown in the notes to the consolidated financial statements in the " Basis of consolidation" section.

Capitalisation of tax loss carryforwards

1) Financial Statement Risk

In the consolidated balance sheet as of 31 December 2019 of Biofrontera AG, a balance from deferred tax assets in the amount of kEUR 9,470 and deferred taxes amounting to kEUR 1,676 are recognised under the line item "Deferred taxes".

Of the deferred tax assets, an amount of kEUR 7,883 relates to capitalised tax loss carryforwards of Biofrontera Pharma GmbH. It generated profits in 2019, and the executive directors of Biofrontera AG assume in their planning, based on knowledge as of the balance sheet date, that Biofrontera Pharma GmbH will continue to generate positive results in the future and thus use its tax loss carryforwards.

Further deferred tax claims in Germany and in the USA were recognised in the consolidated financial statements only in the amount of the existing deferred tax liabilities, with reference of the executive directors of Biofrontera Pharma GmbH to IAS 12.34 due to the lack of predictability regarding future taxable profits, and therefore total deferred tax assets in the amount of kEUR 29,569 were not recognised.

Whether the deferred tax assets from the loss carryforwards of Biofrontera Pharma GmbH are eligible for capitalisation largely depends on assessments and assumptions of the executive directors of Biofrontera AG and is therefore subject to high estimation uncertainty. In consideration of the foregoing and of the importance of the recognition of these deferred tax assets in the consolidated financial statements for the presentation of the assets, liabilities and financial position of the Biofrontera Group, this matter was of particular importance in our audit.

2) Audit Approach

As part of our audit of the capitalisation and of the non-recognition of deferred tax assets on the foregoing loss carryforwards we critically assessed the executive directors' estimates of the predictability of future taxable profits of the relevant taxable entities. For this purpose we evaluated the assessment of the executive directors of Biofrontera AG that the positive earnings development of Biofrontera Pharma GmbH in 2019 and in the planning period is expected to be sustainable. In this context we reconciled the planning of Biofrontera Pharma GmbH with the budget for the financial year 2020 as adopted by the executive directors of Biofrontera AG and approved by the Supervisory Board, and we reconciled the medium-term planning until 2022 and the forward projection planning with our understanding of the economic environment of the Biofrontera Group, with budgets and planning being based on knowledge existing or to be expected on the balance sheet date. On the basis of the information obtained in this process, we finally evaluated the assessment of the executive directors to continue to capitalise the loss carryforwards at Biofrontera Pharma GmbH and recalculated the tax loss carryforwards as well as deferred tax assets. We checked the arithmetical correctness of the recognised deferred tax assets. Furthermore, we evaluated the assessment of the executive directors with regard to the existing uncertainties in relation to the predictability of future taxable profits of the other Biofrontera Group entities.

3) Reference to Related Disclosures

The disclosures of Biofrontera AG relating to accounting policies with regard to deferred taxes are shown in the "Summary of significant accounting policies" section of the notes to the consolidated financial statements and the disclosures relating to existing loss carryforwards in the "Notes to the consolidated balance sheet - 8. Deferred income tax" section of the notes to the consolidated financial statements.

Other information

The executive directors or, respectively, the supervisory board are responsible for the other information. The other information comprises

- the Corporate Governance Declaration pursuant to Section 289f and Section 315d HGB (Corporate Governance Report),
- the Responsibility Statement pursuant to Section 297 para. 2 sentence 4 HGB and pursuant to Section 315 para. 1 sentence 5 HGB, and
- the remaining parts of the 2019 annual report with the exception of the audited consolidated financial statements, the audited parts of the combined management report and our auditor's report.

Our audit opinions on the consolidated financial statements and on the combined management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon.

In connection with our group audit, our responsibility is to read the other information and, in so doing, to consider whether the other information

- is materially inconsistent with the consolidated financial statements, the audited parts of the combined management report or our knowledge obtained in the audit, or
- otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Executive Directors and the Supervisory Board for the Consolidated Financial Statements and the Combined Management Report

The executive directors are responsible for the preparation of the consolidated financial statements that comply, in all material respects, with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to section 315e paragraph 1 HGB and that the consolidated financial statements, in compliance with these requirements, give a true and fair view of the assets, liabilities, financial position, and financial performance of the Group. In addition the executive directors are responsible for such internal control as they have determined necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the executive directors are responsible for assessing the Group's ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting unless there is an intention to liquidate the Group or to cease operations, or there is no realistic alternative but to do so.

Furthermore, the executive directors are responsible for the preparation of the combined management report that, as a whole, provides an appropriate view of the Group's position and is, in all material respects, consistent with the consolidated financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a combined management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the combined management report.

The supervisory board is responsible for overseeing the Group's financial reporting process for the preparation of the consolidated financial statements and of the combined management report.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and of the Group Management Report

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the combined management report as a whole provides an appropriate view of the Group's position and, in all material respects, is consistent with the consolidated financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor's report that includes our audit opinions on the consolidated financial statements and on the combined management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with section 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and this combined management report.

We exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements and of the combined management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit of the consolidated financial statements and of arrangements and measures (systems) relevant to the audit of the combined management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems.
- Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.
- Conclude on the appropriateness of the executive directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor's report to the related disclosures in the consolidated financial statements and in the combined management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to be able to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements present the underlying transactions and events in a manner that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Group in compliance with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to section 315e paragraph 1 HGB.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express audit opinions on the consolidated financial statements and on the combined management report. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinions.
- Evaluate the consistency of the combined management report with the consolidated financial statements, its conformity with German law, and the view of the Group's position it provides.
- Perform audit procedures on the prospective information presented by the executive directors in the combined management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Other Legal and Regulatory Requirements

Further Information pursuant to Article 10 of the EU Audit Regulation

We were elected as group auditor by the annual general meeting on 10 July 2019. We were engaged by the audit committee of the supervisory board on 20 November 2019. We have been the group auditor of Biofrontera AG, Leverkusen, without interruption since the financial year 2007.

We declare that the audit opinions expressed in this auditor's report are consistent with the additional report to the supervisory board pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

German Public Auditor Responsible for the Engagement

The German Public Auditor responsible for the engagement is Michael Gottschalk.

Düsseldorf, 20 April 2020

Warth & Klein Grant Thornton AG
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Thomas Senger
Wirtschaftsprüfer
[German Public Auditor]

Michael Gottschalk
Wirtschaftsprüfer
[German Public Auditor]

Responsibility Statement

Affirmation of the legal representatives pursuant to Sections 297 (2) Clause 4 and 315 (1) Clause 5 HGB

We affirm that, to the best of our knowledge and in accordance with the applicable accounting principles, the consolidated financial statements give a true and fair view of the Group assets, financial position and results of operations of the Group and that the combined management and group management report presents the course of business, including the business results and the position of the Biofrontera Group and Biofrontera AG, in such a way that a true and fair view is given and that the main opportunities and risks of the expected future development of the Biofrontera Group and Biofrontera AG are described.

Leverkusen, April 20, 2020
Biofrontera AG

Prof. Dr. Hermann Lübbert

Thomas Schaffer

Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkuse
Telefon: + 49 (0) 214 87 63 2 0
Fax: + 49 (0) 214 87 63 2 90
E-mail: info@biofrontera.com